Filed Pursuant to Rule 424(b)(4)
Registration No. 333-144010

PROSPECTUS

100,000,000 Shares

COSAN LIMITED

CLASS A COMMON SHARES

We are selling 100,000,000 class A common shares in a global initial public offering, which consists of an international offering of 86,935,086 class A common shares in the United States and other countries outside Brazil and a concurrent offering of 13,064,914 class A common shares in the form of Brazilian depositary receipts, or “BDRs”, in Brazil. Each BDR represents one class A common share. The international offering is being underwritten by the international underwriters named in this prospectus. The Brazilian offering is being underwritten by a syndicate of Brazilian underwriters. The closings of the international and Brazilian offerings will be conditioned upon each other.

Prior to the global offering, no public market has existed for our class A common shares. Our class A common shares have been approved for listing on the New York Stock Exchange and will trade on the New York Stock Exchange under the symbol “CZZ”. The BDRs have been approved for listing and will trade on the São Paulo Stock Exchange (Bolsa de Valores São Paulo-BOVESPA) under the symbol “CZLT11”.

Investing in our class A common shares involves risks. See “Risk Factors” beginning on page 13.

PRICE $10.50 PER CLASS A COMMON SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Cosan Limited
Per class A common share	$10.5000	$0.3413	$10.1588
Total	$1,050,000,000	$34,125,000	$1,015,875,000

We have granted the international underwriters and the Brazilian underwriters options to purchase collectively up to 15,000,000 additional class A common shares from us, at the public offering price less the underwriting discounts and commissions to cover over-allotments, if any, in connection with the global offering.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver our class A common shares on or about August 21, 2007.

CREDIT SUISSE	GOLDMAN, SACHS & CO.	MORGAN STANLEY

August 16, 2007

COSAN

Renewable Energy for a Better World

Sugar | Ethanol | Co-generation

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “we”, “our”, “our company”, “us” or similar terms refer to Cosan Limited together with its subsidiaries and jointly controlled entities, and the term “Cosan” refers to Cosan S.A. Indústria e Comércio, our principal operating subsidiary.

Our and Cosan’s fiscal year ends on April 30, which is the standard fiscal year end for ethanol and sugar companies in the Center-South region of Brazil. References in this prospectus to a particular fiscal year, such as “fiscal year 2007”, relate to the fiscal year ended on April 30 of that calendar year.

You should rely only on the information contained in this prospectus. Neither we nor the international underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we nor the international underwriters are making an offer to sell our class A common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering class A common shares in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus and the registration statement of which this prospectus is a part, which has been filed with the U.S. Securities and Exchange Commission, or “SEC”, under the U.S. Securities Act of 1933, as amended, or “Securities Act”.

We are also offering class A common shares in the form of BDRs in Brazil by a Portuguese-language prospectus. The Brazilian prospectus, which has been filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM”, is in a format different from that of this prospectus and contains information not generally included in documents such as this prospectus.

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We have not taken any action to permit the possession or distribution of this prospectus outside the United States. In addition, except for the Brazilian offering of class A common shares in the form of BDRs being made under the Portuguese-language prospectus, we have not taken any action to permit a public offering of our class A common shares outside the United States. Persons outside the United States who have come into possession of this prospectus must inform themselves about and observe restrictions relating to the offering of our class A common shares and the distribution of this prospectus outside of the United States.

Pursuant to a Notice to the Public dated June 1, 2005, issued by the Bermuda Monetary Authority, the Bermuda Monetary Authority granted general permission for the issue and subsequent transfer of any shares of a Bermuda company to and between non-residents of Bermuda where any shares of the company are listed and remain so listed on an appointed stock exchange, which includes the New York Stock Exchange. Prior to the global offering, or as soon as reasonably practicable after publication of this prospectus, this prospectus will be filed with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for the financial soundness of any proposals or the correctness of any of the statements made or opinions expressed in this prospectus.

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SUMMARY

This summary highlights information about us and the global offering. Before investing in our class A common shares, you should read carefully this entire prospectus, including Cosan’s consolidated financial statements, and “Risk Factors”, “Selected Financial and Other Data”, “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugarbeet. We believe that we are:

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Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 36.2 million tons in fiscal year 2007 and 27.9 million tons of sugarcane in fiscal year 2006 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

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Ethanol: the largest ethanol producer in Brazil and the second largest in the world, having produced 326.7 million gallons (1.2 billion liters) in fiscal year 2007 and 241.7 million gallons (915.0 million liters) in fiscal year 2006, and the largest exporter of ethanol in the world, having exported 72.6 million gallons (274.7 million liters) in fiscal year 2007 and 61.0 million gallons (230.9 million liters) in fiscal year 2006; and

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Sugar: the largest sugar producer in Brazil and one of the three largest sugar producers in the world, having produced 3.2 million tons in fiscal year 2007 and 2.3 million tons of sugar in fiscal year 2006, and the largest exporter of sugar in the world, having exported 2.8 million tons in fiscal year 2007 and 2.1 million tons in fiscal year 2006.

We operate 17 mills, two refineries, two port facilities and numerous warehouses. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

We were recently incorporated as a Bermuda company to better position ourselves to take advantage of favorable industry trends in ethanol and sugar markets in Brazil and globally. We are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. We are focused on increasing our production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions. We are also continuing to invest in cogeneration of electricity, which allows us to be energy self-sufficient and also represents a potential additional source of future cash flow.

Our management team has experience in running large-scale facilities, as well as a track record of acquiring, improving and integrating companies and extracting operational synergies. We significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to 40.0 million tons currently from 13.2 million tons since Cosan’s inception in February 2000. From fiscal year 2006 to fiscal year 2007, our net sales increased 53.1% to US$1,679.1 million.

Industry Trends

We believe that the international and Brazilian ethanol and sugar markets are benefiting from trends that present opportunities for the future growth and higher profitability of our company.

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Increasing global demand for ethanol. Global demand for ethanol is rising as a result of a focus on reducing exposure to oil price volatility and dependence on oil-exporting countries in areas of political instability, as well as an increased emphasis on promoting biofuels. Ethanol is an economically viable, cleaner-burning alternative to gasoline, derived from renewable sources and, therefore, the market for ethanol is expected to grow.

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Strong Brazilian demand for ethanol. Brazil is a leader in the global ethanol industry because of decades of public and private sector investment and research in alternative fuels. Due to both government-mandated ethanol/gasoline blends of 20% to 25% (currently, at 25%) and significant sales of flex fuel cars, which operate using ethanol and/or gasoline (82% of 2006 new car sales in Brazil), the country produced 4.7 billion gallons (17.8 billion liters) of ethanol during the 2006/2007 harvest. Brazilian production represented 33% of worldwide production and positioned Brazil as the second largest producer and the largest exporter of ethanol in the world. Increased demand was, however, offset by the downward trend in the price of sugar and the high levels of production in the Center-South region of Brazil.

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Increasing global sugar market opportunities. Worldwide sugar production has more than doubled since the early 1970s, to approximately 159 million tons in the 2006/2007 harvest from approximately 72 million tons in 1971, in each case, measured based on raw sugar equivalent. Protected markets, such as Europe and the United States, represent approximately 28% of the global sugar consumption. We expect future growth opportunities to come from a gradual liberalization of trade barriers in markets outside Brazil, mainly in developed countries; and increased sugar consumption due to (1) population growth, (2) migration from rural to urban areas, (3) increasing purchasing power in many countries; and (4) higher consumption of processed foods.

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Sizeable Brazilian market for sugar. Brazil has the fourth largest domestic sugar market in the world, which is expected to follow the growth of its population and gross domestic product. Brazil produced 32.3 million tons of sugar during the 2006/2007 harvest and experienced consumption of 11.4 million tons of sugar during the same period. Brazil is the world’s largest exporter of sugar, having exported 19.1 million tons during the 2006/2007 harvest. Brazil accounted for approximately 40% of the international sugar trade during the 2006/2007 harvest, and should benefit from any further liberalization of trade barriers and governmental subsidies in non-Brazilian markets. Brazil also has a highly fragmented sugar industry, with the five largest producers accounting for an approximate 17% market share in the aggregate. We believe the industry will experience further consolidation.

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Positive local fundamentals for power cogeneration. Brazilian electricity generation sources rely heavily on hydro power. Forecasts indicate that Brazil will need to increase its power supply by 5% annually to keep pace with expected economic growth. As a result, the Brazilian government is seeking to increase the use of alternative power sources, and we believe that biomass, particularly sugarcane, has the potential to complement hydro-power through cogeneration. Sugarcane leaves and bagasse, which are both sugar/ethanol by-products, are viable and renewable energy sources that can contribute towards meeting a portion of the growing demand for energy in Brazil.

Competitive Strengths

We believe that, as a low-cost, large-scale producer with well-established integrated operations and long-standing relationships with key customers and suppliers, we can capitalize on the favorable trends in the ethanol and sugar industries—particularly, in light of our competitive strengths:

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Low-cost producer. Our existing mills and other facilities are strategically located in the Center-South region of Brazil. Our operations also are in close proximity to our customers, sugarcane fields owned by us and growers, port terminals and other transportation infrastructure and warehouses. These factors help us to manage our operating costs. Increasing mechanization in our agricultural processes and improvements in industrial operations, combined with our energy self-sufficiency, should allow us to continue to lower our operating costs.

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Leading market position. Our market position as one of the largest global producers and exporters of ethanol and sugar provides us with competitive advantages over our main competitors, particularly in terms of cost-efficiencies, higher pricing power and integrated logistics. We also believe we have the largest sugarcane crushing capacity in Brazil, as our production is approximately three times greater than that of the second largest Brazilian producer. We are focused on increasing our production capacity and maintaining our market leadership through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

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Integrated platform. We are engaged in both the agricultural and industrial aspects of ethanol and sugar production. We purchase as well as cultivate, harvest and process sugarcane. We produce approximately 60% of our sugarcane requirements on owned and leased land and purchase most of the remaining 40% mainly from third parties under long-term contracts. These contracts incorporate ethanol- and sugar-linked purchase price provisions, which provides us with a natural hedge and mitigates the risk of potential margin compression. In addition, we own a sugar terminal and a stake in an ethanol terminal, both in the Port of Santos, the largest commercial port complex in South America, and numerous warehouses, which reduces our dependence on logistics services provided by third parties.

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Innovative approach to business. We develop innovative products, production techniques and distribution methods to ensure that we continue to be at the forefront of technological improvements and standards in our industry. For example, we monitor the development of our crops by satellite and have also introduced innovative distribution methods to the Brazilian ethanol and sugar industry. We have established research and development partnerships with leading Brazilian institutions which resulted not only in new sugarcane varieties with higher sucrose content but also in implementing new techniques, such as agricultural and industrial yield improvements, new planting methods and genetic engineering improvements.

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Strategic business relationships. We have developed important strategic relationships in our business, including the Kuok Group (one of the largest agricultural-focused conglomerates in Asia) and Sucres et Denrées, or “Sucden” (one of the two largest sugar trading companies in the world). Both the Kuok Group and Sucden are current shareholders of Cosan. We have also developed strong business relationships with some of our leading customers, such as Petrobras Distribuidora S.A. and Shell Brasil Ltda. in the ethanol business and Sucden, Tate & Lyle International and Coimex Trading Ltd. in the sugar business.

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Production flexibility. We produce virtually every type of ethanol and sugar consumed in the Brazilian and international markets. Our facilities allow us to adjust our production (within certain capacity limits) between ethanol and sugar, as well as between different types of ethanol and sugar, to respond promptly to changes in customer demand and market prices at any point during the crushing process.

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Financial resources. We have a strong balance sheet and a solid track record of sales growth. We recorded operating income of US$232.9 million and US$130.5 million in fiscal year 2007 and fiscal year 2006, respectively. We also recorded net income of US$346.5 million in fiscal year 2007 compared to a net loss of US$72.8 million in fiscal year 2006. Our selling and general and administrative expenses totaled US$254.9 million in fiscal year 2007 compared to US$169.8 million in fiscal year 2006. As of April 30, 2007, we had US$697.9 million in net debt (including US$450.0 million in perpetual notes and US$197.2 million in self-liquidating debt), and a highly liquid position of cash and cash equivalents and marketable securities of US$598.4 million. We also benefit from a higher credit rating (“BB” from Standard & Poor’s Rating Group and “Ba2” from Moody’s Investors Service, Inc.) than many global ethanol producers. We believe that our financial condition and solid capital structure should allow us to access capital as needed to fund our growth strategy.

Our Strategy

Our overall objective is to achieve sustainable and profitable growth, further reduce our operating costs and build on our competitive strengths in order to expand our leadership to become a global company with a worldwide platform in the ethanol and sugar markets. The principal components of our strategy are to:

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Enhance our leadership position in the Brazilian and global ethanol and sugar markets. We expect to take advantage of future export opportunities likely to emerge from the liberalization of trade barriers that traditionally limited our access to some major markets, as well as mandatory blending requirements to use ethanol as an additive to gasoline. We intend to establish new commercial and distribution partnerships with international industry players to expand and diversify our client base. We closely monitor developments in the Brazilian and global ethanol and sugar industries and will continue to pursue selective acquisitions and partnerships in Brazil and internationally. We also intend to continue to expand our existing facilities and build additional large-scale facilities, featuring technology improvements and enhanced logistics.

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Pursue organic growth opportunities to meet expected demand. We pursue expansion initiatives in order to capitalize on growing global demand for ethanol and sugar. We are increasing our production capacity through expansions of existing facilities and the development of greenfield projects. We recently announced an expansion of 10.6 million tons of crushing capacity for seven of our mills, and an ethanol-dedicated greenfield project consisting of three state-of-the-art mills in the State of Goiás. These new mills are expected to add approximately 10 million tons of crushing capacity by fiscal year 2012. We have already acquired the land where the new mills will be built, and we are in the process of securing the land for planting sugarcane for this greenfield project, which is expected to start producing ethanol in 2009. We will consider other greenfield ethanol projects in Brazil to further increase our production capabilities.

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Continue to realize operating efficiencies. We are seeking to further improve the efficiency and productivity gains of our operations through investments in the development of new varieties of sugarcane, more efficient agricultural, industrial and logistic processes, expanded satellite monitoring of sugarcane development in the region, increased mechanization of harvests, emphasis on employee training programs and improvements in information flows and internal control systems.

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Increase investments in cogeneration. We are self-sufficient in energy by generating our own electricity through the burning of sugarcane bagasse in boilers. In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo. We believe that energy sales represent a source of additional cash flow. Currently, we plan to install cogeneration systems in eight of our 17 mills to permit sales of energy to third parties. We have begun to invest approximately US$180 million in cogeneration systems for three of these mills, which will generate approximately 455,520 MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest an additional amount of approximately US$325 million for the remaining five mills subject to our obtaining financing at favorable conditions.

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Focus on environmental and social awareness. We are committed to being an environmentally and socially conscious company. The International Finance Corporation, or “IFC” (the corporate finance arm of the World Bank), one of Cosan’s lenders and equity investors, has recently conducted a social and environmental assessment of Cosan. Under the IFC loans, we are required to comply on an ongoing basis with IFC’s environmental policies. We plan to increase investments in the mechanization of our harvests, which not only is cost-efficient in the long-term but also will reduce our emission levels and decrease the burning of sugarcane fields for manual harvesting. We continue to improve and develop new training programs for our employees, as well as programs to reduce workforce accidents.

Risks Related to Our Business

Prospective investors should carefully consider the risks and other matters described under “Risk Factors”, including the following:

•	we operate in industries in which demand and market prices for our products are cyclical and are affected by general economic conditions in Brazil and the world;

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ethanol prices are directly correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in sugar prices will adversely affect both our ethanol and sugar businesses and a decline in the price of oil may adversely affect our ethanol business;

•	we face significant competition, which may adversely affect our market share and profitability;

•	we may face significant challenges in implementing our expansion strategy in new regions of Brazil and international markets;

•	a reduction in market demand for ethanol or a change in the governmental policies requiring that ethanol be added to gasoline may materially adversely affect our financial performance;

•	we may incur substantial costs to comply with environmental regulations and may be exposed to liabilities if we fail to comply with these regulations;

•	adverse weather conditions may reduce the amount of sugarcane that we can cultivate and purchase in a given harvest and may also negatively affect the sucrose content of that sugarcane;

•	we are affected by seasonality, which could have a material adverse effect on our quarterly financial results; and

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we are controlled by Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder, chairman and chief executive officer, who has and will have the power to elect all of our directors and determine the outcome of substantially all matters submitted to our shareholders for a vote or other approval; and

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our planned corporate reorganization may not be fully implemented, which could result in the continuing presence of a significant minority interest in Cosan, whose interests may diverge from those of our shareholders.

One or more of these matters could negatively impact our business or financial performance and our ability to implement our business strategy successfully.

Formation of Cosan Limited and Corporate Reorganization

We were incorporated in Bermuda as an exempted company on April 30, 2007 in preparation for the global offering and a related corporate reorganization. We have not otherwise engaged in any operations or formed any subsidiaries. We believe our incorporation in Bermuda, the corporate reorganization and the global offering will position us to take advantage of favorable global industry trends and opportunities in the ethanol and sugar markets through a global platform.

Prior to the date of this prospectus, Aguassanta Participações S.A., or “Aguassanta”, and Usina Costa Pinto S.A. Açúcar e Álcool, or “Costa Pinto”, controlling shareholders of Cosan and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, or our “controlling shareholder”, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares. Following such contribution, Aguassanta contributed our class B series 1 common shares to Queluz Holdings Limited, a newly created British Virgin Islands company, which is also indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello. The remaining outstanding common shares of Cosan will continue to be held by Brazilian and international investors following the global offering.

Following the global offering, we intend to launch an exchange offer extending to Cosan’s existing shareholders the right to exchange common shares of Cosan held by them for (1) class A common shares of our company or, alternatively, BDRs or (2) solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares. We expect the exchange ratio for the exchange offer to be one-to-one, subject to adjustments based on available cash held by each company. Separate valuation reports for each company will be prepared as required by Brazilian law. A substantial portion of the net proceeds from our sale of class A common shares will be advanced to Cosan in the form of a capital contribution, intercompany loan or a combination thereof. See “Corporate Reorganization” and “Use of Proceeds”.

The following charts set forth (1) our current capital structure, (2) our expected capital structure after completion of the global offering (assuming no exercise of the international and Brazilian underwriters’ over-allotment options) and (3) our capital structure after completion of the remainder of the corporate reorganization, which assumes all Cosan minority shareholders migrate to Cosan Limited in the voluntary exchange offer.

(1)	Class B series 1 common shares held through Queluz Holdings Limited, a British Virgin Islands company, and Usina Costa Pinto S.A. Açúcar e Álcool, a Brazilian corporation, both indirectly controlled by our controlling shareholder and class A common shares to be held through an entity controlled by our controlling shareholder.
(2)	Assuming that all of Cosan’s shareholders exchange common shares issued by Cosan for our class A common shares. If all of these shareholders exchange for our class B series 2 common shares, 51.3% of the voting power of our share capital would be held by the public.

Cosan Limited’s principal executive offices are located at Av. Juscelino Kubitschek, 1726 – 6th floor, 04543-000, São Paulo, Brazil. Our telephone number is 55-11-3897-9797, and our e-mail address is ri@cosan.com.br. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Our website is www.cosan.com.br. Information contained on, or accessible through, our website is not incorporated in, and shall not be considered part of, this prospectus.

THE OFFERING

Issuer	Cosan Limited.

Global offering	The global offering consists of the international offering and the concurrent Brazilian offering.

International offering	We are offering 86,935,086 class A common shares, par value US$0.01 each, through the international underwriters in the United States and other countries outside Brazil.

Brazilian offering	Concurrently with the international offering, we are offering 13,064,914 class A common shares, par value US$0.01 each, in the form of BDRs through the Brazilian underwriters in Brazil.

Over-allotment options

We have granted the international underwriters an option to purchase up to additional 15,000,000 class A common shares from us, at the public offering price less the underwriting discount, minus the number of class A common shares in the form of BDRs sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments, if any. The Brazilian underwriters may also purchase up to 1,959,737 additional class A common shares in the form of BDRs from us to cover over-allotments if any.

Share capital after global offering

Immediately after the global offering, our issued and outstanding share capital will be 196,332,044 common shares, consisting of 100,000,000 class A common shares and 96,332,044 class B series 1 common shares. Following the global offering, we may issue additional class A common shares or class B series 2 common shares in exchange for common shares of Cosan pursuant to an exchange offer to be made to Cosan’s existing shareholders.

Voting rights

Holders of our class B common shares have ten votes per share, while holders of our class A common shares will have one vote per share. Immediately after the global offering, our controlling shareholder, who holds 100% of our class B common shares and is purchasing, indirectly, through an entity controlled by him, 5.0% of our class A common shares in the global offering, will hold 91.1% of the aggregate voting power in our company by virtue of the beneficial ownership of 51.6% of our issued and outstanding share capital and thus will have the power to elect all of our directors and determine the outcome of substantially all matters submitted to our shareholders for a vote or other approval.

Tag-along rights

No person or group of persons (other than a holder of class B series 1 common shares) may, in a transaction or series of transactions, acquire, directly or indirectly, the beneficial ownership of class A common shares representing more than 15% of our issued and outstanding common shares from any person or otherwise acquire control over our company, unless the terms and conditions of such transaction or transactions include an offer by the acquiring person or group of persons to the holders of all other class A common shares or class B common shares to acquire, at the option of each applicable shareholder, all or any part of the respective shares owned by it.

Conversion rights

Class B common shares are convertible at any time, at the option of the holder, into class A common shares. Each class B common share will automatically convert into one class A common share when either (1) that share is transferred, subject to limited exceptions applicable to class B series 1 common shares, or (2) class B series 1 common shares represent less than 45% of the voting power of the issued and outstanding share capital in our company. In addition, each class B series 2 common share will automatically convert into one class A common share in the event that all class B series 1 common shares are converted into class A common shares.

Other provisions of our common shares	Our class A common shares, class B series 1 common shares and class B series 2 common shares are identical except with respect to the voting rights and conversion rights described above.

Dividends

We intend to pay cash dividends to our shareholders on an annual basis representing 25% of our annual consolidated net income (as calculated under U.S. GAAP), unless the payment of dividends is suspended by our board of directors after having concluded that such distribution would not be advisable or appropriate in light of our financial condition. Any determination to pay dividends will, subject to the provisions of Bermuda law, be at the discretion of our board of directors and will depend on a variety of factors. Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Use of proceeds

The net proceeds from our sale of class A common shares will be advanced to Cosan in the form of intercompany loans, capital contributions or a combination thereof to fund a substantial portion of the following projects: (1) US$650 million in capital expenditures relating to an ethanol greenfield project in the State of Goiás; (2) US$500 million in capital expenditures relating to the expansion of existing facilities; (3) US$325 million in the development of our cogeneration systems for five of our mills; (4) US$100 million to purchase mechanical harvesters; and (5) US$50 million in capital expenditures to increase crop yields, enhance efficiency and reduce production costs. Any remaining proceeds will be used for general corporate purposes, which consist of future acquisitions and other investments in technology, infrastructure and logistics, including projects carried out by us directly or through our subsidiaries. See “Use of Proceeds”.

Listing

Our class A common shares have been approved for listing on the New York Stock Exchange under the symbol “CZZ”. The BDRs have been approved for listing on the São Paulo Stock Exchange under the symbol “CZLT11”.

Lock-up agreement	We, Cosan, our controlling shareholder, and the directors and executive officers of our company and Cosan have agreed, subject to certain exceptions described in “Underwriting”, that we and they will not, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed a registration statement with the SEC under the Securities Act or the CVM relating to, any shares of our or Cosan’s share capital, including BDRs representing such shares, or securities convertible into or exchangeable or exercisable for any shares of our or Cosan’s share capital, including BDRs representing such shares, or warrants or other rights to purchase any shares of our or Cosan’s share capital, including BDRs representing such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the consequences of the ownership of shares of our or Cosan’s share capital. Our controlling shareholder will be subject to a three-year (rather than the above 180-day) lock-up period for any sales or transfers of less than all of his shares of our share capital, with the above 180-day lock-up period to apply to any sale or transfer of all of his shares. Notwithstanding the foregoing, the underwriters consented, as of the date of this prospectus, to the release from the lock-up agreement relating to our controlling shareholder solely with respect to 5,000,000 class A common shares, including class A common shares in the form of BDRs, that he is purchasing, indirectly through an entity controlled by him, in the global offering at the initial public offering price.

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our class A common shares.

Expected timetable for the global offering (subject to change):

Commencement of marketing of the global offering	July 30, 2007

Announcement of public offering price	August 16, 2007

Allocation of class A common shares and BDRs	August 16, 2007

Settlement and delivery of common shares	August 21, 2007

Unless otherwise indicated, all information contained in this prospectus assumes (1) no exercise of the international underwriters’ option to purchase up to 15,000,000 additional class A common shares from us at the public offering price less the underwriting discounts and commissions, minus the number of class A common shares in the form of BDRs sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below, to cover over-allotments, if any; and (2) no exercise of the Brazilian underwriters’ option to purchase up to 1,959,737 additional class A common shares in the form of BDRs from us, to cover over-allotments, if any.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents summary historical financial and other data for Cosan. You should read this information in conjunction with Cosan’s audited consolidated financial statements and related notes, and the information under “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The financial data at April 30, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2007 have been derived from Cosan’s audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP”, included in this prospectus. The balance sheet data at April 30, 2005 has been derived from Cosan’s audited consolidated financial statements prepared in accordance with U.S. GAAP not included in this prospectus.

See “Unaudited Pro Forma Consolidated Financial Information” for pro forma financial information which gives effect to our incorporation and the contribution of 51.0% of Cosan’s common shares as if it had occurred on May 1, 2006.

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	1,679.1	US$	1,096.6	US$	644.4
Sugar		1,031.7		660.5		415.8
Ethanol		551.5		378.4		178.4
Other products and services		95.8		57.8		50.1
Cost of goods sold		(1,191.3)		(796.3)		(456.6)

Gross profit		487.8		300.3		187.8

Selling expenses		(133.8)		(97.8)		(57.8)
General and administrative expenses		(121.1)		(72.0)		(40.0)

Operating income		232.9		130.5		90.0

Other income (expenses):
Financial income		555.6		186.5		76.8
Financial expenses		(266.2)		(413.1)		(115.9)
Other income (expenses)		16.3		(5.5)		(16.4)

Income (loss) before income taxes, equity in income of affiliates and minority interest		538.5		(101.6)		34.5

Income taxes (expense) benefit		(188.8)		29.7		(14.9)

Income (loss) before equity in income of affiliates and minority interest		349.7		(71.8)		19.6

Equity in income of affiliates		(0.0)		1.6		3.4
Minority interest in net (income) loss of subsidiaries		(3.2)		(2.6)		(0.4)

Net income (loss)	US$	346.5	US$	(72.8)	US$	22.7

	At and for Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$, except as otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	US$	316.5	US$	29.2	US$	13.2
Marketable securities		281.9		368.8		2.0
Inventories		247.5		187.2		122.2
Property, plant, and equipment, net		1,194.1		1,008.1		401.8
Goodwill		491.9		497.9		166.6
Total assets		3,253.4		2,691.8		960.2
Current liabilities		274.2		397.1		207.8
Estimated liability for legal proceedings and labor claims		379.2		462.2		101.7
Long-term debt		1,342.5		941.7		314.7
Minority interest in consolidated subsidiaries		8.5		4.9		0.5
Total shareholders’ equity	US$	928.7	US$	577.0	US$	190.3

Other Financial and Operating Data:
Depreciation and amortization	US$	187.4	US$	98.6	US$	41.7
EBITDA(1)		433.3		222.7		118.4
EBITDA margin(2)		25.8		20.3		18.4
Net debt(3)		697.9		517.4		287.0
Net debt/EBITDA(4)		1.6		2.3		2.4
Working capital(5)		865.3		563.2		84.7
Cash flow provided by (used in):
Operating activities		284.0		86.0		7.6
Investing activities		(251.6)		(825.5)		(62.7)
Financing activities	US$	222.8	US$	725.9	US$	33.6
Crushed sugarcane (in million tons)		36.2		27.9		24.3
Own sugarcane (in million tons)		21.6		17.2		15.0
Growers sugarcane (in million tons)		14.5		10.7		9.3
Sugar production (in thousand tons)		3,182.3		2,328.4		2,121.5
Ethanol production (in million liters)		1,236.6		915.0		741.3

(1)	We define and calculate EBITDA using the line items contained in our statement of operations and statement of cash-flows as follows: net income (loss) plus depreciation and amortization less financial income plus financial expenses plus/less income taxes (expense) benefit.

We believe that the presentation of EBITDA and EBITDA margin provides useful information to investors regarding our operational performance because it enhances an investor’s overall understanding of the financial performance and prospects of our business. Our management uses EBITDA and EBITDA margin as one of the primary measures for planning and forecasting in future periods, including for purposes of analyzing the operating performance of our business from period-to-period without the effect of expenses and gains (losses) that are unrelated to the day-to-day performance of our business.

We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. EBITDA, which is not a U.S. GAAP measure, does not have a standardized meaning, and our definition of EBITDA may not be comparable to EBITDA as used by other companies. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and

(footnotes continued on next page)

should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. These limitations include the following:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not, therefore, reflect any cash requirements for such replacements; and

•	EBITDA can be affected by the lease rather than purchase of fixed assets.

The following table is an unaudited reconciliation of EBITDA to our net income (loss):

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Net income (loss)	US$	346.5	US$	(72.8)	US$	22.7
Depreciation and amortization		187.4		98.6		41.7
Financial income		(555.6)		(186.5)		(76.8)
Financial expenses		266.2		413.1		115.9
Income taxes expense (benefit)		188.8		(29.7)		14.9

EBITDA	US$	433.3	US$	222.7	US$	118.4

The following table is an unaudited reconciliation of EBITDA to our cash flows:

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Net cash provided by operating activities	US$	284.0	US$	86.0	US$	7.6
Increase/decrease in operating assets and liabilities		342.8		(70.4)		72.8
Current income and social contribution taxes		38.6		23.3		17.2
Minority interest in net income of subsidiaries		(3.2)		(2.6)		(0.4)
Other financial expenses		(228.9)		186.4		21.2

EBITDA	US$	433.3	US$	222.7	US$	118.4

(2)	EBITDA divided by net sales.
(3)	Net debt consists of current and non-current long-term debt, net of cash and cash equivalents, marketable securities and Cédulas do Tesouro Nacional, or “CTNs” (Brazilian Treasury bills) recorded in the financial statements as other non-current assets. Net debt is not a U.S. GAAP measurement.
(4)	Net debt/EBITDA is net debt at a particular date divided by EBITDA for the twelve months ended at that date. We believe the presentation of net debt and net debt/EBITDA provides useful information to investors regarding our liquidity position because it enhances an investor’s overall understanding of our ability to service our debt obligations.
(5)	Working capital consists of current assets less current liabilities.

RISK FACTORS

You should carefully consider the risks described below and the other information included in this prospectus before making an investment in our class A common shares. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. As a result, the trading price of our class A common shares could decline, and you could lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us. Additional risks not presently known to us or that we currently consider immaterial may also impair our business.

Risks Related to Our Business and Industries

We operate in industries in which the demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and the world.

The ethanol and sugar industries, both globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply and demand for gasoline, and our business and financial performance may be materially adversely affected if gasoline demand or price decreases. Despite the greater supply of ethanol at the beginning of the 2006/2007 harvest season, ethanol prices in fiscal year 2007 remained at historically high levels in Brazil, due primarily to increased sales of flex fuel cars in the country. The increase in the production and sale of flex fuel cars has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline-only cars. This favorable tax treatment may be eliminated and the production of flex fuel cars may decrease, which could adversely affect demand for ethanol.

Historically, the international sugar market has experienced periods of limited supply—causing sugar prices and industry profit margins to increase—followed by an expansion in the industry that results in oversupply—causing declines in sugar prices and industry profit margins. In addition, fluctuations in prices for ethanol or sugar may occur, for various other reasons, including factors beyond our control, such as:

•	fluctuations in gasoline prices;

•	variances in the production capacities of our competitors; and

•	the availability of substitute goods for the ethanol and sugar products we produce.

The prices we are able to obtain for sugar depends, in large part, on prevailing market prices. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS”, changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, or “WTO”, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

If we are unable to maintain sales at generally prevailing market prices for ethanol and sugar in Brazil, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business may be adversely affected.

Sugar prices began to decline in the second half of fiscal year 2007 and recently fell to a two-year low, mainly due to record volumes in 2006/2007 harvests on a worldwide basis. We expect that sugar prices will continue to decline in the first quarter of fiscal year 2008 and in fiscal year 2008 as a whole, also due to record harvests, and will negatively affect our net sales and overall financial performance for those fiscal periods. Based solely on preliminary data that are subject to change, we currently anticipate a modest net loss for the first quarter of fiscal year 2008 and a net loss for fiscal year 2008 as a whole. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook for Fiscal Year 2008”.

Ethanol prices are directly correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses and a decline in the price of oil may adversely affect our ethanol business.

The price of ethanol generally is closely associated with the price of sugar and is increasingly becoming correlated to the price of oil. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products is directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a strong correlation between Brazilian ethanol prices and world sugar prices.

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business.

We may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

We continually explore opportunities to increase our production capacity, including through greenfield projects and expansion of existing facilities. We expect to invest approximately US$650 million in an ethanol greenfield project, consisting of three mills in the State of Goiás, which is in the Center-South region of Brazil. We expect that this greenfield project will start producing ethanol in fiscal year 2009 and reach full production in fiscal year 2012, with an expected total production of approximately 240 million gallons (900 million liters) per year. We also intend to invest approximately US$500 million to expand our existing facilities, add up to an aggregate of 10.6 million tons of crushing capacity from fiscal year 2009 to fiscal year 2012. If we are unable to develop successfully these greenfield projects, or expand existing facilities, we may not develop additional production capacity.

We expect to explore other greenfield projects in the future. Except for the ethanol greenfield project in the State of Goiás, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any potential projects. As a result, we may not complete these greenfield projects on a timely basis or at all, and may not realize the related benefits we anticipate. In addition, we may be unable to obtain the required financing for these projects on satisfactory terms, or at all. For example, we may not be able to obtain all of the land for which we have obtained options in the State of Goiás or we may not have the appropriate personnel, equipment and know-how to implement projects. In particular, we have no significant prior experience in planning, developing and managing large-scale greenfield projects.

The integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Planned or future greenfield projects or expansion of existing facilities may not enhance our financial performance.

We may not successfully implement our plans to sell energy from our cogeneration projects, and the Brazilian government’s regulation of the energy sector may affect our business and financial performance.

Our current total installed energy cogeneration capacity is approximately 150 MW, a substantial majority of which is used to generate energy for our own industrial operations. We won bids in two government “new energy” auctions, held in December 2005 and October 2006, to sell 455,520 MWh/year to the Brazilian electricity grid at current average prices of US$72.0 per megawatt-hour starting in 2009 under contracts with 15-year terms. We are investing approximately US$180 million in cogeneration systems for three mills to provide the energy to be sold under these contracts. We plan to expand our investment by approximately US$325 million in order to generate an additional approximately 680,000 MWh/year to be made available for sale in five mills. We have no significant prior experience in planning, developing and managing large-scale energy cogeneration projects. We may need to invest significant amounts to overcome any operating difficulties. In addition, the Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. In fiscal year 2006, we experienced losses of US$209.4 million from sugar price and exchange rate hedging transactions. We may occur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of approximately 25% to 50% of our sugar export volumes. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could adversely affect our financial performance during periods in which commodities prices decrease.

We face significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Aventine Renewable Energy, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Grupo Louis Dreyfus (the second largest ethanol and sugar producer in Brazil), Grupo Carlos Lyra, Grupo Vale do Rosário, Grupo São Martinho, Grupo Tercio Wanderley, Grupo Guarani, Grupo Zillo Lorenzetti, Grupo Oscar Figueiredo, Grupo Santa Terezinha, Grupo Santa Elisa, Grupo Da Pedra and Grupo Nova América. Grupo Zillo Lorenzetti, Grupo São Martinho, Grupo Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Alcohol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar”. During the 2006/2007 harvest, Copersucar had 27 members that produce ethanol and sugar in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

We face strong competition from international producers—in particular, in highly regulated and protected markets, such as the United States and the European Union. Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government creates incentives for sugar imports, we could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors have greater financial and marketing resources, larger customer bases and broader product ranges than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

We may face significant challenges in implementing our expansion strategy in other regions of Brazil and international markets.

Our growth strategy includes the expansion of our activities in other regions of Brazil and international markets, through organic growth and acquisitions. Our expansion to regions of Brazil in which we do not now operate may involve potential challenges, such as inadequate transportation systems and different state and local laws, regulations and policies. For example, we may not be able to secure an adequate supply of surgarcane either from suppliers or through our own cultivation in sufficient proximity to our mills to be economically viable in terms of transportation costs.

We are currently looking at opportunities worldwide, but have not yet identified any particular investment locations outside of Brazil. Our international expansion, to countries in which we do not now operate includes additional challenges, such as the following:

•	changes in economic, political or regulatory conditions;

•	difficulties in managing geographically diverse operations;

•	changes in business regulation, including policies governing ethanol technological standards;

•	effects of foreign currency movements;

•	difficulties in enforcing contracts; and

•	cultural and language barriers.

If we fail to address one or more of these challenges, our business and financial performance may be materially adversely affected.

Our export sales are subject to a broad range of risks associated with international operations.

Our net sales from exports in fiscal year 2007 totaled US$1,014.8 million, representing 60.4% of our total net sales. In fiscal year 2007, we had export net sales of sugar of US$873.0 million, representing 52.0% of our total net sales, and we had export net sales of ethanol of US$138.3 million, representing 8.2% of our total net sales. We expect to expand our ethanol exports in the future. Expansion of ethanol exports depends on factors beyond our control, including liberalization of existing trade barriers and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could adversely affect our business and financial performance. Also, if new trade barriers are established in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business and financial performance may be adversely affected.

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We plan to continue to acquire, from time to time, other ethanol or sugar producers or facilities in Brazil or elsewhere that complement or expand our existing operations. We also may enter into strategic alliances to increase our competitiveness. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected ethanol and sugar prices.

Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing business and difficulties in integrating operations and personnel. Any failure by us to integrate new businesses or manage any new alliances successfully could adversely affect our business and financial performance. Some of our major competitors may be pursuing growth through acquisitions and alliances, which may reduce the likelihood that we will be successful in completing acquisitions and alliances. In addition, any major acquisition we consider may be subject to antitrust and other regulatory approvals. We may not be successful in obtaining required approvals on a timely basis or at all.

Acquisitions also pose the risk that we may be exposed to successor liability relating to prior actions involving an acquired company, or contingent liabilities incurred before the acquisition. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor- or environmental-related liabilities, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

A reduction in market demand for ethanol or a change in governmental policies that ethanol be added to gasoline may materially adversely affect our business.

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 25% by volume). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan requires the addition of 3% of ethanol to gasoline, increasing such requirement to 10% in 2010 and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability.

Agricultural production and trade flows are significantly affected by Brazilian federal, state and local, as well as foreign, government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, may influence industry profitability, the planting of certain crops versus others, the uses of agricultural resources, the location and size of crop production, the trading levels for unprocessed versus processed commodities, and the volume and types of imports and exports.

Future government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Sugar prices, like the prices of many other staple goods in Brazil, were historically subject to controls imposed by the Brazilian government. Sugar prices in Brazil have not been subject to price controls since 1997. However, additional measures may be imposed in the future. In addition, our operations are currently concentrated in the State of São Paulo. Any changes affecting governmental policies and regulations regarding ethanol, sugar or sugarcane in the State of São Paulo may adversely affect our company.

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. For example, we intend to invest approximately US$100 million to purchase mechanical harvesters to achieve mechanization of approximately 80% of our sugarcane by fiscal year 2012. In addition, we intend to use approximately US$50 million of the net proceeds of the global offering to increase crop yields and enhance efficiency, as well as reduce production costs. We may not be able to achieve the cost savings that we expect to realize from these or other initiatives. Any failure to realize anticipated cost savings may adversely affect our competitiveness and financial performance.

We incur substantial costs to comply with environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations or as a result of our handling of hazardous materials.

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other matters:

•	the generation, storage, handling, use and transportation of hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain aspects of our operations. These laws, regulations and permits often require us to purchase and install expensive pollution control equipment or to make operational changes to limit actual or potential impacts on the environment and/or health of our employees. Currently, we do not anticipate any material claims or liabilities resulting from a failure to comply with these laws and regulations. However, any violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities.

Due to the possibility of changes to environmental regulations and other unanticipated developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. Under Brazilian environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites used by us or any of our predecessors. We could also be held responsible for any and all consequences arising out of human exposure to hazardous substances, such as pesticides and herbicides, or other environmental damage.

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental laws which may result in fines, shutdowns, or other adverse effects on our operations. We have not recorded any provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. See “Business—Legal Proceedings—Environmental Proceedings”. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

Government laws and regulations governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

Approximately 70% of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations, and there is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, as a result, our ability to operate our own plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50 million (US$24.60 to US$24.6 million) and be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest, and we are affected by seasonality of the sugarcane growing cycle.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood, drought or frost can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in November to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of the fiscal year. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used for the production of ethanol and sugar. In fiscal year 2007, sugarcane purchased from suppliers accounted for 30% of our consolidated costs of goods sold and operating expenses. We purchase 40% of the sugarcane that we use in our production of ethanol and sugar directly from thousands of third-party sugarcane growers. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of April 30, 2007, we also leased approximately 290,000 hectares under approximately 1,600 land lease contracts with an average term of five years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

Fire and other disasters could affect our agricultural and manufacturing properties, which would adversely affect our production volumes and, consequently, financial performance.

Our operations will be subject to risks affecting our agricultural properties and facilities, including fire potentially destroying some or our entire yield and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of feed stocks and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties. Our Da Barra mill was responsible for approximately 25% of our total sugar production in the 2006/2007 harvest. Any material damage to our Da Barra mill would adversely affect our production volumes and, consequently, our financial performance.

Disease and pestilence may strike our crops which may result in destruction of a significant portion of our harvest.

Crop disease and pestilence can occur from time to time and have a devastating effect on our crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, our business and financial performance could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect our production levels and, as a result, our net sales and overall financial performance.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of our business strategy, we intend to invest in areas where existing transportation infrastructure is under developed. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transport may affect our position as low-cost producer, so that our ability to compete in world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis—if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our processing plants and impair our ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting our third-party transportation providers.

We depend on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, such as the transportation and storage of ethanol and sugar. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market, we will need to have similar agreements in place.

Technological advances could affect demand for our products or require substantial capital expenditures for us to remain competitive.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. Advances in the development of alternatives to ethanol also could significantly reduce demand or eliminate the need for ethanol as a fuel oxygenate. Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on our business and financial performance.

Alternative sweeteners have negatively affected demand for our sugar products in Brazil and other countries.

We believe that the use of alternative sweeteners, especially artificial alternative sweeteners such as aspartame, saccharine and HFCS, has adversely affected the growth of the overall demand for sugar in Brazil and the rest of the world. Soft drink bottlers in many countries have switched from sugar to, or increased consumption of, alternative sweeteners. In addition, the use of alternative sweeteners by sugar consumers, including soft drink bottlers, may also reduce the demand for sugar in Brazil. A substantial decrease in sugar consumption, or the increased use of alternative or artificial sweeteners, would decrease demand for our sugar products and could result in lower growth in our net sales and overall financial performance.

Our sugar and ethanol products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of our sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In fiscal year 2007, five of our customers accounted for 61.8% of our net sales of sugar. In the same fiscal year, five of our customers accounted for 50.0% of our net sales of ethanol. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of our customers.

Our subsidiary’s port concession is subject to termination by the granting authority.

We own and operate a sugar-loading terminal at the Port of Santos in the State of São Paulo through our subsidiary Cosan Operadora Portuária S.A., or “Cosan Portuária”. The close proximity of our mills to the port enables us to benefit from lower transportation costs. Pursuant to the port concession agreement with the State of São Paulo’s Port Authority, Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement. However, the port concession may be unilaterally terminated by the granting authority prior to that time upon:

•	expropriation of the port concession in the public interest;

•

default by Cosan Portuária in the performance of its obligations under the port concession agreement, including the payment of concession fees or failure to comply with other legal and regulatory obligations;

•	Cosan Portuária’s failure to comply with determinations by the granting authority; or

•	bankruptcy or dissolution of Cosan Portuária.

Termination of the port concession agreement may adversely impact our transportation costs and the turn-around time for the export of our products as well as our revenues from service agreements related to our port facilities.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us aggregating US$1,088.4 million, and as to which, at April 30, 2007, we recorded a provision totaling US$379.2 million (including judicial deposits in an aggregate amount of US$21.3 million). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

We are highly dependent on our chief executive officer and other members of our management to develop and implement our strategy and to oversee our operations.

We are dependent upon Mr. Rubens Ometto Silveira Mello, our chairman and chief executive officer, and other members of senior management on certain members of our board of directors and some of our executive officers, especially with respect to business planning, strategy and operations. If any of these key members of our management leaves our company, our business and financial performance may be negatively affected. Our business is particularly dependent on Mr. Rubens Ometto Silveira Mello, who is also our controlling shareholder. We currently do not carry any key man insurance.

We are indirectly controlled by a single individual who has the power to control us and all of our subsidiaries.

Immediately after the global offering, Mr. Rubens Ometto Silveira Mello, our controlling shareholder, chairman and chief executive officer, will continue to have the power to indirectly control us, including the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer his controlling stake in our company; and

•

determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

Our class B common shares have ten votes per share and our class A common shares, which is the class of common shares being sold in the global offering, have one vote per share. We anticipate that our controlling shareholder and his affiliates will together own all of our class B series 1 common shares, representing 90.6% of the voting power of our issued and outstanding share capital immediately after the global offering. In addition, because of our share capital structure, our controlling shareholder will continue to be able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of the issued and outstanding share capital in the company. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our class A common shares could be adversely affected.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda, or “Amaralina”, Santa Bárbara Agrícola S.A., or “Santa Bárbara” and São Francisco S.A., or “São Francisco”. The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s length basis, create the potential for, or could result in, conflicts of interests.

Risks Related To Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and financial performance and the market price of our class A common shares.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, financial performance and prospects, as well as the market prices of our class A common shares, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our class A common shares.

Cosan generally invoices its sales in Brazilian reais, but a substantial portion of Cosan’s net sales are from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan’s costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar.

Inflation and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 1.4% in the first half of 2007. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the Brazilian price inflation rates were 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 1.8% in the first half of 2007. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our class A common shares.

Our reporting currency is the U.S. dollar but a substantial portion of our sales is in Brazilian real, so that exchange rate movements may increase our financial expenses and negatively affect our profitability.

Cosan generally invoices its sales in Brazilian real, but reports results in U.S. dollars. The results of Cosan and our other Brazilian subsidiaries are translated from reais into U.S. dollars upon consolidation. When the U.S. dollar strengthens against other currencies, our net sales and net income may decrease.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In fiscal year 2004, the real devalued slightly by 1.9%, ending at R$2.945 on April 30, 2004. In fiscal year 2005, the real ended at R$2.531 per US$1.00, which represented a 14.0% appreciation. In fiscal year 2006, the real appreciated by 17.5%, ending at R$2.089 per US$1.00. In fiscal year 2007, the real appreciated by 2.6%, ending at R$2.034 per US$1.00.

Because Cosan generally invoices its sales in Brazilian real, devaluation of the real against foreign currencies may generate losses in our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of Cosan’s indebtedness and some of its operational expenses are, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to Cosan’s indebtedness and other liabilities on April 30, 2007 was US$1,134.0 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS”, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS”, the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or “CPMF”, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”, and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Related To Our Class A Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of the class A common shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this prospectus are not citizens or residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, Appleby, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

Bermuda law differs from the laws in effect in the United States and Brazil and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than shareholders of a corporation incorporated in the United States or Brazil. As a Bermuda company, we are governed by the Companies Act 1981. The Companies Act 1981 differs in material respects from laws generally applicable to U.S. or Brazilian corporations and their shareholders, including the provisions relating to interested directors, amalgamations, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, directors and officers of a company generally owe fiduciary duties to the company and not to individual shareholders. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts may, however, in certain circumstances permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for example, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. The Companies Act 1981 imposes a duty on directors and officers to act honestly and in good faith with a view to the best interests of the company and to exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors of a Bermuda company have a duty to avoid conflicts of interest.

However, if a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, the bye-laws provide that such director is entitled to be counted for quorum purposes, but may not vote in respect of any such contract or arrangement in which he or she is interested. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under the Companies Act 1981 are not as clearly established as under statutes or judicial precedent in jurisdictions in the United States, particularly in the State of Delaware.

Provisions in our bye-laws may discourage takeovers, which could affect the return on the investment of our shareholders.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•

the affirmative vote of a majority of our directors in office and a majority of all votes attaching to all shares then in issue or, if not approved by a majority of the directors in office, at least 66- 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “Description of Share Capital—Tag-along Rights”.

These bye-laws provisions could deter a third party from seeking to acquire us, even if the third party’s offer may be considered beneficial by many shareholders.

As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our Brazilian subsidiaries. As a result, any imposition of exchange controls restrictions could reduce the market prices of the class A common shares.

We may not be able to implement successfully our corporate reorganization.

Our corporate reorganization is comprised of a number of steps, including a voluntary exchange offer for Cosan’s common shares that we intend to launch following completion of the global offering, which may, depending on the level of acceptance of our exchange offer by shareholders of Cosan, ultimately result in the delisting of Cosan from the Novo Mercado segment of the São Paulo Stock Exchange. Each of these steps will require approvals from the relevant regulatory authorities. We anticipate that fewer than all existing holders of Cosan’s common shares will tender their securities in the exchange offer that we intend to launch following completion of the global offering. We may not be able to obtain all requisite approvals, or otherwise implement all of these steps in a timely manner, or at all. In addition, if our corporate reorganization is not successfully implemented, a significant minority interest in Cosan whose interests may diverge from those of our shareholders will continue to exist, which could adversely affect the trading market for our class A common shares. Moreover, delay or other adverse effects may reduce the value of the corporate reorganization for us and our shareholders. If these transactions do not take place and Cosan common shares continue to be publicly traded, the trading price of our class A common shares may be negatively affected.

We have not determined when we will launch the exchange offer, which depends on regulatory approvals in Brazil and the United States. Pending completion of the exchange offer and the level of acceptance by shareholders, and subject to any delisting of Cosan’s common shares from the Novo Mercado segment of the São Paulo Stock Exchange, Cosan’s common shares will continue to trade in the Brazilian securities market. The trading price of Cosan’s common shares in that market, whether for a short period of time or on a long-term basis, is likely to affect the trading price of our class A common shares. Even if the delisting of Cosan’s common shares from the Novo Mercado occurs, these shares may continue to trade on another segment of the São Paulo Stock Exchange to the extent that existing Cosan shareholders do not participate in the exchange offer.

All of our directors and executive officers may have conflicts of interest because of their continuing positions with Cosan.

All of our directors and executive officers will continue to serve in the same positions for Cosan, our principal operating subsidiary, which will likely have minority shareholders following the global offering. These dual responsibilities could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different business, financial or legal implications for Cosan and us. In addition, our directors and executive officers have fiduciary duties to us and Cosan that may also create potential conflicts of interest.

Our bye-laws restrict shareholders from bringing legal action against our directors and officers and also provide our directors and officers with indemnification from their actions and omissions, although such indemnification for liabilities under the Securities Act is unenforceable in the United States.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we understand that, in the opinion of the staff of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

The sale, or issuance, of a significant number of our common shares after the global offering may adversely affect the market value of our class A common shares.

The sale of a significant number of our common shares after the global offering, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. Immediately following the global offering, we will have an authorised share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 100,000,000 class A common shares will be issued and outstanding and 96,332,044 class B series 1 common shares will be issued and outstanding. Following the global offering, we may issue additional class A common shares or class B series 2 common shares in exchange for common shares of Cosan pursuant to an exchange offer to be made to Cosan’s existing shareholders. In accordance with lock-up agreements, we, Cosan, our controlling shareholder, the directors and executive officers of our company and Cosan have agreed, subject to limited exceptions, not to offer, sell, transfer, or dispose in any other way, directly or indirectly, for 180 days after the date of this prospectus, any class A common shares or class B common shares issued by us or any option to buy such class A common shares or class B common shares or any securities that may be converted into such class A common shares or class B common shares or that represent any right to receive such shares. Notwithstanding the foregoing, the underwriters consented, as of the date of this prospectus, to the release from the lock-up agreement relating to our controlling shareholder solely with respect to 5,000,000 class A common shares, including class A common shares in the form of BDRs, that he is purchasing, indirectly through an entity controlled by him, in the global offering at the initial public offering price. After the end of the lock-up period, any previously restricted class A common shares or class B common shares may be traded freely.

Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders’ general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

Actual dividends paid on our class A common shares may not be consistent with the dividend policy adopted by our board of directors.

Our board of directors will adopt a dividend policy that provides, subject to Bermuda law, for the payment of dividends to shareholders equal to approximately 25% of our annual consolidated net income (as calculated in accordance with U.S. GAAP). Our board of directors may, in its discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, distribution of dividends made by our subsidiaries, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

Cosan has a dividend policy that is similar to that of our company, although the net income is calculated in accordance with Brazilian GAAP (subject to certain adjustments mandated by Brazilian corporate law). Because Brazilian GAAP differs in significant respects from U.S. GAAP, Cosan’s dividends to us may be lower than the corresponding amounts under our dividend policy, which is based upon net income under U.S. GAAP. Accordingly, we may not be able to pay the dividends anticipated under our dividend policy in the event that Cosan’s net income under Brazilian GAAP is substantially lower than our net income under U.S. GAAP.

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our business strategy contemplates substantial growth over the next several years, and we expect that such growth will require considerable liquidity. To the extent that we pay dividends in accordance with our dividend policy, the amounts distributed to our shareholders will not be available to us to fund future growth and meet our other liquidity needs.

We may require additional funds in the future, which may not be available or which may result in dilution of the interests of shareholders in our company.

We may need to issue debt or equity securities in order to obtain additional public or private financing. The securities that we issue may have rights, preferences and privileges senior to those of our class A common shares. If we decide to raise additional capital through an offering of common shares, the participation of our shareholders in our share capital may be diluted. Moreover, additional funding that may be required in the future may not be available under favorable terms.

Application of the net proceeds of the global offering may be significantly delayed.

We will use the net proceeds of the global offering for long-term capital expenditure projects, including for a major ethanol greenfield project, the expansion of existing facilities, investments in cogeneration systems, and mechanization of harvests, increase in crop yield, which may not occur within forecasted timeframe. Any remaining proceeds will be used for general corporate purposes, including future acquisitions and other investments in infrastructure and logistics. We may be unable to apply the proceeds as planned as these projects may be subject to significant delays.

The economic value of the investment made by investors in the global offering could be diluted.

The initial public offering price for the class A common shares may exceed the book value of our common shares after the completion of the global offering. For the purpose of any subsequent calculation of net book value, any amounts above book value paid by investors would be aggregated with other tangible assets and attributed to the total number of issued and outstanding class A common shares and class B common shares following completion of the offering. If this were the case, investors acquiring the class A common shares in the global offering would suffer an immediate and significant decline in the book value of their investment. In addition, in the event that we need to obtain additional capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our class A common shares and class B common shares on the relevant date. In that event, investors subscribing for or acquiring the class A common shares in the global offering would suffer an immediate and significant dilution in relation to future transactions on the capital markets.

An active market for our class A common shares may not develop, and, if such a market does develop, the price of class A common shares is subject to volatility.

Prior to the global offering, no public market for our class A common shares has existed in the United States, Brazil or elsewhere. The initial public offering price for our class A common shares will be determined by negotiations between us and the representatives of the international underwriters. Although our class A common shares have been approved for listing on the New York Stock Exchange and application has been made to list the BDRs representing these shares on the São Paulo Stock Exchange, an active public market for our class A common shares may not develop or be maintained after the global offering. Even if an active market develops, the market price for our class A common shares may fall below the initial public offering price. The market price of our class A common shares could be subject to significant fluctuations due to various factors, including actual or anticipated fluctuations in our financial performance, economic downturns, political events in Brazil or other jurisdictions in which we operate, developments affecting the ethanol and sugar industries, changes in financial estimates by securities analysts, the introduction of new products or technologies by us or our competitors, or our failure to meet expectations of analysts or investors.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2008 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We also may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth and acquisitions;

•	competitive developments in the ethanol and sugar industries;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	our ability to compete and conduct our businesses in the future;

•	changes in customer demand;

•	changes in our businesses;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates or regulatory environment;

•	inflation, depreciation and devaluation of the real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP.

We have included in this prospectus our audited opening balance sheet at April 30, 2007, which has been prepared in accordance with U.S. GAAP. We have also included Cosan’s audited consolidated financial statements at April 30, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2007 prepared in accordance with U.S. GAAP. The balance sheet data at April 30, 2005 has been derived from Cosan’s audited consolidated financial statements prepared in accordance with U.S. GAAP, not included in this prospectus. Unless otherwise indicated, all financial information of our company included in this prospectus has been prepared in accordance with U.S. GAAP.

We have also included in this prospectus selected financial data for Cosan at and for the years ended April 30, 2007, 2006, 2005, 2004 and 2003, prepared in accordance with generally accepted accounting principles adopted in Brazil, or “Brazilian GAAP”, which differs in significant respect from U.S. GAAP. This financial data under Brazilian GAAP has been derived from Cosan’s audited consolidated financial statements not included in this prospectus.

In addition, we have included in this prospectus pro forma financial information to give effect to our incorporation and the contribution by Aguassanta and Costa Pinto of 51.0% of the common shares of Cosan as if it had occurred on May 1, 2006. See “Unaudited Pro Forma Consolidated Financial Information”.

Cosan acquired Açucareira Corona S.A., or “Corona”, Mundial Açúcar e Álcool S.A. and Usina Açucareira Bom Retiro S.A. and also increased its ownership in FBA—Franco Brasileira S.A. Açúcar e Álcool from 47.5% to 99.9% in fiscal year 2006. We also made other smaller acquisitions in fiscal year 2005 and fiscal year 2007. As a result, these acquisitions may affect the comparability of the financial information for the periods presented in this prospectus. See “Business—Acquisitions, Partnerships and Restructuring”. We have included in this prospectus Corona’s audited consolidated financial statements at January 31, 2006 and April 30, 2005, and for the nine months ended January 31, 2006 and for the fiscal year ended April 30, 2005, which have been prepared in accordance with U.S. GAAP.

Fiscal Year

Our and Cosan’s fiscal year ends on April 30, which is the standard fiscal year end for ethanol and sugar companies in the Center-South region of Brazil. References in this prospectus to a particular fiscal year, such as “fiscal year 2007”, relate to the fiscal year ended on April 30 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian tax laws, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this prospectus from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., or “LMC”, the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA”, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA”, Datagro Publicações Ltda., or “Datagro”, F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Commodities

and Futures Exchange (Bolsa de Mercadorias e Futuros), or “BM&F”, the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, the New York Board of Trade, or NYBOT, the New York Stock Exchange and the London Stock Exchange. We believe that all market data in this prospectus is reliable, accurate and complete.

Terms Used in this Prospectus

In this prospectus, we present information in gallons and liters. One gallon is equal to approximately 3.78 liters. In addition, we also present information in tons. In this prospectus, references to “ton” refer to the metric ton, which is equal to 1,000 kilograms.

All references in this prospectus to “TSR” are to total sugar recovered, which represents the total amount of sugar content in the sugarcane.

All references in this prospectus to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.

Rounding

We have rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

USE OF PROCEEDS

The total net proceeds from our sale of class A common shares in the global offering, including class A common shares in the form of BDRs, will be approximately US$1,009.1 million (or US$1,161.5 million if the underwriters’ over-allotment options are exercised in full) after deducting underwriting discounts and estimated expenses of the global offering that are payable by us.

The net proceeds from our sale of class A common shares will be advanced to Cosan in the form of intercompany loans, capital contributions or a combination thereof to fund a substantial portion of the following projects:

•

US$650 million in capital expenditures relating to an ethanol greenfield project in the State of Goiás, Center-South region of Brazil. We expect this greenfield project will start producing ethanol in fiscal year 2009 and reach full production in fiscal year 2012, with an expected crushing capacity of 10 million tons of sugarcane and total ethanol production of approximately 240 million gallons (900 million liters) per year;

•	US$500 million in capital expenditures relating to the expansion of existing facilities, which will add an estimated 10.6 million tons of additional crushing capacity by fiscal year 2012;

•	US$325 million in the development of our cogeneration systems for our Gasa, Univalem, Diamante, Ipaussu and Barra mills;

•

US$100 million to purchase mechanical harvesters for approximately 80% of the sugarcane we cultivate by fiscal year 2012, reducing production costs and emissions, and profiting from the non-burned extra biomass; and

•	US$50 million to increase crop yields and enhance efficiency, as well to reduce production costs.

The total expenditures for the above projects are estimated to be approximately US$1,625 million, of which we expect to fund approximately US$1,009.1 with the net proceeds from the global offering.

The following table summarizes the estimated sources and uses of the net proceeds from the global offering:

Sources:			Uses:
(in millions of US$)

Class A common shares offered in the global offering	US$	1,009.1	Greenfield project in the State of Goiás	US$435.0
			Expansion of existing facilities	290.0
			Cogeneration	175.0
			Acquisition of mechanical harvesters	59.1
			Increase crop yields, enhance efficiency and reduce production costs	50.0

Total sources of funds	US$	1,009.1	Total uses of funds	US$1,009.1

We will fund the remaining approximately US$615.9 million for the above projects using cash flows from operations, debt financings or, possibly, future equity offerings. These projects involve expenditures over a four-year period through fiscal year 2012. We believe that the net proceeds from the global offering, together with our sources of liquidity and capital resources, will be sufficient to fund these projects over this period.

MARKET INFORMATION

Prior to the global offering, no public market has existed for our class A common shares. Our class A common shares have been approved for listing on the New York Stock Exchange and will trade on the New York Stock Exchange under the symbol “CZZ”.

The BDRs representing our class A common shares have been approved for listing on the São Paulo Stock Exchange and will trade on the São Paulo Stock Exchange under the symbol “CZLT11”.

We cannot assure you that any active trading market will develop for our class A common shares, or that our class A common shares will trade in the public markets subsequent to the offering at or above the initial public offering price.

No public market has existed for our class B series 1 common shares, and no public market is expected to exist in the future for our class B series 1 common shares or any class B series 2 common shares.

Trading History of Cosan’s Common Shares

Prior to the global offering and the formation of our company, Cosan’s common shares have been listed on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “CSAN3”. Following conclusion of the corporate reorganization, it is possible that the common shares will have to be delisted from the Novo Mercado, but unless substantially all shareholders of Cosan accept our exchange offer, we do not expect to seek delisting from trading on the São Paulo Stock Exchange. See “Corporate Reorganization”.

The following information concerning the trading history of Cosan’s common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the New York Stock Exchange or BDRs representing our class A common shares on the São Paulo Stock Exchange. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from the trading history of Cosan’s common shares.

The market information in the following tables has been restated to reflect the three-for-one share split of Cosan’s common shares on August 31, 2006.

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the São Paulo Stock Exchange for the periods indicated.

	São Paulo Stock Exchange
	(reais per common share)
	High		Low
Year
2006	R$	60.17	R$	22.67
2007 (through August 15, 2007)		47.15		23.15

Quarter
First Quarter 2006		49.47		22.67
Second Quarter 2006		60.17		38.83
Third Quarter 2006		50.67		27.80
Fourth Quarter 2006		44.70		32.92
First Quarter 2007		47.15		36.38
Second Quarter 2007		44.00		30.63
Third Quarter 2007 (through August 15, 2007)		35.06		23.15

(footnotes on next page)

	São Paulo Stock Exchange
	(reais per common share)
	High		Low
Month
January 2007	R$	47.15	R$	36.70
February 2007		42.95		37.20
March 2007		40.10		36.38
April 2007		44.00		37.00
May 2007		42.30		37.98
June 2007		39.66		30.63
July 2007		35.06		30.32
August 2007 (through August 15, 2007)		33.09		23.15

Source: São Paulo Stock Exchange.

The following table sets forth the average daily trading volumes for Cosan’s common shares on the São Paulo Stock Exchange for the periods indicated.

Average Daily Trading Volume
Quarter
First Quarter 2006	29,697,471
Second Quarter 2006	33,532,784
Third Quarter 2006	36,128,807
Fourth Quarter 2006	31,360,440
First Quarter 2007	37,886,100
Second Quarter 2007	49,236,865
Third Quarter (through August 15, 2007)	36,945,986

Source: São Paulo Stock Exchange.

On August 15, 2007, the last reported closing sale price of Cosan’s common shares on the São Paulo Stock Exchange was R$23.15 (US$11.55) per share.

Trading on the São Paulo Stock Exchange

The BDRs will be traded only in the secondary market of the São Paulo Stock Exchange, and private trading will not be permitted. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchanges in the over-the-counter market in certain limited circumstances. The shares of all companies listed on the São Paulo Stock Exchange, including the Novo Mercado and Level 1 and Level 2 companies, are traded together. Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the São Paulo Stock Exchange is the Companhia Brasileira de Liquidação e Custódia, or “CBLC”. In order to reduce volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the São Paulo Stock Exchange fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The São Paulo Stock Exchange is significantly less liquid than the New York Stock Exchange, or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 394 companies listed on the São Paulo Stock Exchange was equivalent to approximately R$1,545 billion (US$722.6 billion) and the 10 largest companies listed on the São Paulo Stock Exchange represented 51.3% of the total market capitalization of all listed companies. In contrast, at December 31, 2006, the aggregate market capitalization of the 2,764 companies listed on the NYSE was approximately US$25.0 trillion and the 10 largest companies listed on the NYSE represented approximately 10.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may negatively impact the market price of the BDRs representing our class A common shares.

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulation. With limited exceptions, non-Brazilian holders that invest in Brazil under the terms of Conselho Monetário Nacional (National Monetary Council), or “CMN” Resolution No. 2,689 of January 26, 2000, as amended, or CMN Resolution No. 2,689, may trade on Brazilian stock exchanges or Brazilian organized and authorized over-the-counter markets, and must restrict their securities trading to transactions on such markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under CMN Resolution No. 2,689 to other non-Brazilian holders through a private transaction. CMN Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearing house. Such financial institutions and clearing houses must be duly authorized to act as such by the Central Bank and the CVM. See “Regulation of Brazilian Securities Markets”.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and by Law No. 6,404 of December 15, 1976, or “Brazilian corporate law”, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the CMN; and the Central Bank of Brazil, or “Central Bank”, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions.

Any trades or transfers of the BDRs representing our class A common shares by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. Under Brazilian corporate law, a Brazilian corporation is either publicly held (companhia aberta), as Cosan is, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. Additionally, non-Brazilian companies sponsors of BDR programs are also registered with the CVM and, to the extent permitted by the respective applicable laws and regulations, are also subject to reporting requirements.

A company registered with the CVM may trade its securities either in stock exchanges or in the Brazilian over-the-counter market. The common shares issued by Cosan are listed on the Novo Mercado segment of the São Paulo Stock Exchange. The BDRs representing our class A common shares have been approved for listing on the São Paulo Stock Exchange. The trading of securities of a listed company on the São Paulo Stock Exchange may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Investment in BDRs by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including BDRs, on a Brazilian stock exchange, provided that they comply with the registration requirements set forth in CMN Resolution No. 2,689 and CVM Instruction No. 325. With certain limited exceptions, CMN Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized and authorized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our BDRs are made through the exchange markets and are subject to restrictions under foreign investment regulations which generally require, among other things, registration with the Central Bank and the CVM. In order to subscribe BDRs through the foreign exchange market, under the CMN Resolution No. 2,689, an investor residing outside Brazil must:

•	appoint at least one representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM; and

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions on the Brazilian stock exchanges and organized over-the-counter markets involving securities listed for trading in such markets.

Additionally, an investor operating under the provisions of CMN Resolution No. 2,689 must be registered with the Brazilian Taxpayers’ Registry, managed by the Brazilian Federal Revenue Office (Receita Federal do Brasil), pursuant to its Instruction No. 568. For information on certain possible Brazilian tax effects on the sale of our BDRs, see “Risk Factors”.

EXCHANGE RATES

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or “Commercial Market”, and the floating rate exchange market, or “Floating Market”. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the “international transfers of reais”), including those made through the so-called non-resident accounts (also known as CC5 accounts). The Central Bank has allowed the real to float freely since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005 and 2006, however, the real appreciated in relation to the U.S. dollar by 8.8%, 13.4% and 9.5%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Period-end		Average for Period		Low		High
	(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2002	R$	2.3625	R$	2.4522	R$	2.1957	R$	2.8007
April 30, 2003		2.8898		3.2648		2.3770		3.9552
April 30, 2004		2.9447		2.9108		2.8022		3.0740
April 30, 2005		2.5313		2.8450		2.5195		3.2051
April 30, 2006		2.0892		2.2841		2.0892		2.5146
April 30, 2007		2.0339		2.1468		2.0231		2.3711

Month Ended:
January 2007		2.1247		2.1385		2.1247		2.1556
February 2007		2.1182		2.0963		2.0776		2.1182
March 2007		2.0504		2.0887		2.0504		2.1388
April 2007		2.0339		2.0320		2.0231		2.0478
May 2007		1.9289		1.9816		1.9289		2.0309
June 2007		1.9262		1.9319		1.9047		1.9638
July 2007		1.8776		1.8828		1.8448		1.9176
August 2007 (through August 15, 2007)		2.0043		1.9223		1.8729		2.0043

Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our BDRs on the São Paulo Stock Exchange, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan, which will be made in reais. See “Risk Factors—Risks Related to Brazil”.

DILUTION

At April 30, 2007, we had a pro forma consolidated net tangible book value of US$4.92 per common share. Pro forma net tangible book value represents the amount of our pro forma consolidated total assets less pro forma consolidated total liabilities, divided by 96,332,044, the total number of our common shares that would have been outstanding at April 30, 2007. Pro forma net tangible book value gives effect to the contribution by Aguassanta and Costa Pinto of 51.0% of Cosan’s outstanding common shares in exchange for class B series 1 common shares of our company and the related adjustments as described under “Unaudited Pro Forma Consolidated Financial Information”. After giving effect to the sale by us of 100,000,000 class A common shares including class A common shares in the form of BDRs, based on the initial public offering price of US$10.50 per class A common share and after deduction of underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at April 30, 2007 would have been approximately US$7.55 per class A common share. This represents an immediate increase in pro forma net tangible book value of US$2.64 per class A common share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$2.95 per class A common share to purchasers of class A common shares in the global offering. Dilution for this purpose represents the difference between the price per class A common share paid by these purchasers and pro forma net tangible book value per class A common share immediately after the completion of the global offering.

The following table illustrates this dilution of US$2.95 per class A common share to purchasers of class A common shares in the global offering:

Initial public offering price per class A common share	US$	10.50
Pro forma net tangible book value per common share at April 30, 2007		4.92
Increase in pro forma net tangible book value per common share to existing investors		2.64

Pro forma as adjusted net tangible book value per common share after the global offering		7.55

Dilution per class A common share of new investors	US$	2.95

Percentage of dilution in pro forma net tangible book value per class A common share for new investors(1)		28.1%

(1)	Percentage of dilution for new investors is calculated by dividing the dilution per class A common share of new investors by the price of the offering.

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization at April 30, 2007: (1) on an actual basis at April 30, 2007; (2) on a pro forma basis to give effect to the contribution by Aguassanta and Costa Pinto of 51.0% of Cosan’s outstanding common shares in exchange for class B series 1 common shares of our company and the related adjustments as described under “Unaudited Pro Forma Consolidated Financial Information”; and (3) on an as adjusted basis to reflect the issuance and sale of 100,000,000 class A common shares in the global offering. The adjustments are based on the initial public offering price per class A common shares of US$10.50 and the receipt of net proceeds from the global offering of approximately US$1,009.1 million, after deducting estimated underwriting discounts and estimated expenses of the offering that are payable by us.

You should read this table in conjunction with the information under “Selected Financial and Other Data”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included in this prospectus.

	At April 30, 2007
	Actual(1)		Pro Forma		As Adjusted
	(in millions of US$)
Total short-term debt(2)	US$	—	US$	36.1	US$	36.1

Total long-term debt	US$	—	US$	1,342.5	US$	1,342.5
Shareholders’ equity:
Common shares, 1,000,000,000 class A common shares, par value $.01 per share, authorized and no such shares issued and outstanding at April 30, 2007, and pro forma; and 100,000,000, as adjusted; and 188,886,360 class B common shares, par value $.01 per share, authorized and no such shares issued and outstanding at April 30, 2007; and 96,332,044, pro forma and as adjusted		—		473.6		1,482.7
Additional paid-in capital		—		—		—
Accumulated other comprehensive income		—		—		—
Retained earnings (losses)		—		—		—

Total shareholders’ equity		—		473.6		1,482.7

Total capitalization(3)	US$	—	US$	1,816.1	US$	2,825.2

(1)	Cosan Limited was incorporated on April 30, 2007.
(2)	Includes current portion of long-term debt (loans, financing and debentures).
(3)	Total capitalization consists of total long-term debt (loans, financing and debentures) plus total shareholders’ equity.

The amounts in the above table do not give effect to the exchange offer, which is expected to be launched following completion of the global offering.

SELECTED FINANCIAL AND OTHER DATA

The following table presents selected historical financial and operating data for Cosan. You should read the following information in conjunction with Cosan’s audited consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

See “Unaudited Pro Forma Consolidated Financial Information” for financial information reflecting our consolidated financial information, to give effect to our incorporation and the contribution of 51.0% of the common shares of Cosan as if it had occurred on May 1, 2006.

U.S. GAAP

The financial data at April 30, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2007 has been derived from Cosan’s audited consolidated financial statements prepared in accordance with U.S. GAAP included in this prospectus. The balance sheet data at April 30, 2005 has been derived from Cosan’s audited consolidated financial statements prepared in accordance with U.S. GAAP, not included in this prospectus.

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	1,679.1	US$	1,096.6	US$	644.4
Sugar		1,031.7		660.5		415.8
Ethanol		551.5		378.4		178.4
Other products and services		95.8		57.8		50.1
Cost of goods sold		(1,191.3)		(796.3)		(456.6)

Gross profit		487.8		300.3		187.8

Selling expenses		(133.8)		(97.8)		(57.8)
General and administrative expenses		(121.1)		(72.0)		(40.0)

Operating income		232.9		130.5		90.0

Other income (expenses):
Financial income		555.6		186.5		76.8
Financial expenses		(266.2)		(413.1)		(115.9)
Other income (expenses)		16.3		(5.5)		(16.4)

Income (loss) before income taxes, equity in income of affiliates and minority interest		538.5		(101.6)		34.5

Income taxes (expense)/benefit		(188.8)		29.7		(14.9)

Income (loss) before equity in income of affiliates and minority interest		349.7		(71.8)		19.6
Equity in income of affiliates		—		1.6		3.4
Minority interest in net (income) loss of subsidiaries		(3.2)		(2.6)		(0.4)

Net income (loss)	US$	346.5	US$	(72.8)	US$	22.7

	At and for Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$, except as otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	US$	316.5	US$	29.2	US$	13.2
Marketable securities		281.9		368.8		2.0
Inventories		247.5		187.2		122.2
Property, plant, and equipment, net		1,194.1		1,008.1		401.8
Goodwill		491.9		497.9		166.6
Total assets		3,253.4		2,691.8		960.2
Current liabilities		274.2		397.1		207.8
Estimated liability for legal proceedings and labor claims		379.2		462.2		101.7
Long-term debt		1,342.5		941.7		314.7
Minority interest in consolidated subsidiaries		8.5		4.9		0.5
Total shareholders’ equity	US$	928.7	US$	577.0	US$	190.3

Other Financial and Operating Data:
Depreciation and amortization	US$	187.4	US$	98.6	US$	41.7
EBITDA(1)		433.3		222.7		118.4
EBITDA margin(2)		25.8		20.3		18.4
Net debt(3)		697.9		517.4		287.0
Net debt/EBITDA(4)		1.6		2.3		2.4
Working capital(5)		865.3		563.2		84.7
Cash flow provided by (used in):
Operating activities		284.0		86.0		7.6
Investing activities		(251.6)		(825.5)		(62.7)
Financing activities	US$	222.8	US$	725.9	US$	33.6
Crushed sugarcane (in million tons)		36.2		27.9		24.3
Own sugarcane (in million tons)		21.6		17.2		15.0
Growers sugarcane (in million tons)		14.5		10.7		9.3
Sugar production (in thousand tons)		3,182.3		2,328.4		2,121.5
Ethanol production (in million liters)		1,236.6		915.0		741.3

(1)	We define and calculate EBITDA using the line items contained in our statement of operations and statement of cash-flows as follows: net income (loss) plus depreciation and amortization less financial income plus financial expenses plus/less income taxes expense (benefit).

We believe that the presentation of EBITDA and EBITDA margin provides useful information to investors regarding our operational performance because it enhances an investor’s overall understanding of the financial performance and prospects of our business. Our management uses EBITDA and EBITDA margin as one of the primary measures for planning and forecasting in future periods, including for purposes of analyzing the operating performance of our business from period-to-period without the effect of expenses and gains (losses) that are unrelated to the day-to-day performance of our business.

We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. EBITDA, which is not a U.S. GAAP measure, does not have a standardized meaning, and our definition of EBITDA may not be comparable to EBITDA as used by other companies. We understand that although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. These limitations include the following:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

(footnotes continued on next page)

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not, therefore, reflect any cash requirements for such replacements; and

•	EBITDA can be affected by the lease rather than purchase of fixed assets.

The following table is an unaudited reconciliation of EBITDA to our net income (loss):

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Net income (loss)	US$	346.5	US$	(72.8)	US$	22.7
Depreciation and amortization		187.4		98.6		41.7
Financial income		(555.6)		(186.5)		(76.8)
Financial expenses		266.2		413.1		115.9
Income taxes expense (benefit)		188.8		(29.7)		14.9

EBITDA	US$	433.3	US$	222.7	US$	118.4

The following table is an unaudited reconciliation of EBITDA to our cash flows:

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(in millions of US$)
Net cash provided by operating activities	US$	284.0	US$	86.0	US$	7.6
Increase/decrease in operating assets and liabilities		342.8		(70.4)		72.8
Current income and social contribution taxes		38.6		23.3		17.2
Minority interest in net income of subsidiaries		(3.2)		(2.6)		(0.4)
Other financial expenses		(228.9)		186.4		21.2

EBITDA	US$	433.3	US$	222.7	US$	118.4

(2)	EBITDA divided by net sales.
(3)	Net debt consists of current and non-current long-term debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in the financial statements as other non-current assets. Net debt is not a U.S. GAAP measurement.
(4)	Net debt/EBITDA is net debt at a particular date divided by EBITDA for the twelve months ended at that date. We believe the presentation of net debt and net debt/EBITDA provides useful information to investors regarding our liquidity position because it enhances an investor’s overall understanding of our ability to service our debt obligations.
(5)	Working capital consists of current assets less current liabilities.

Brazilian GAAP

The following table presents consolidated financial data for Cosan at and for the years ended April 30, 2007, 2006, 2005, 2004 and 2003, prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The financial data have been derived from Cosan’s audited consolidated financial statements not included in this prospectus.

The historical financial information presented below is Cosan’s consolidated financial information prepared in Brazilian reais in accordance with Brazilian GAAP.

	For Fiscal Year Ended April 30,
	2007		2007(8)		2006(8)		2005(8)		2004(8)		2003(8)
	(in millions of US$)(1)		(in millions of R$)
Statement of Operations Data:
Net operating revenue	US$	1,772.4	R$	3,605.1	R$	2,477.9	R$	1,900.4	R$	1,586.1	R$	1,409.6
Cost of goods sold and services rendered		(1,219.9)		(2,481.1)		(1,721.3)		(1,338.5)		(1,078.9)		(873.3)

Gross profit		552.6		1,123.9		756.6		561.8		507.1		536.3
Operating (expenses) income:
Selling expenses		(138.7)		(282.0)		(217.1)		(171.7)		(144.3)		(113.7)
General and administrative expenses(2)		(121.0)		(246.2)		(150.0)		(121.9)		(111.7)		(100.0)
Financial expenses, net		77.7		158.0		(245.2)		(102.0)		(132.1)		(170.9)
Earnings on equity investments		(0.0)		(0.1)		0.6		—		7.9		16.8
Goodwill amortization		(110.0)		(223.7)		(142.8)		(93.2)		(140.6)		(30.0)
Other operating income (expenses), net		17.4		35.3		(11.8)		(39.7)		2.3		(24.4)
Expenses from placement of shares		—		—		(52.8)		—		—		—

Operating income (loss)		277.9		565.3		(62.5)		33.3		(11.4)		114.1
Non-operating result		1.0		2.0		(1.0)		2.7		52.6		(23.5)
Income (loss) before income and social contribution taxes		278.9		567.3		(63.5)		36.0		41.2		90.6
Income and social contribution taxes		(100.2)		(203.9)		5.8		(22.2)		(7.8)		(80.9)

Income (loss) before minority interest		178.7		363.4		(57.7)		13.8		33.4		9.7
Minority shareholders’ interest		(3.0)		(6.2)		(6.9)		3.3		(1.0)		15.8

Net income (loss)	US$	175.7	R$	357.3	R$	(64.6)	R$	17.1	R$	32.3	R$	25.5

	At April 30,
	2007		2007(8)		2006(8)		2005(8)		2004(8)		2003(8)
	(in millions of US$)(1)		(in millions of R$)
Balance Sheet Data:
Cash and cash equivalents	US$	316.5	R$	643.8	R$	61.0	R$	35.2	R$	68.0	R$	52.3
Marketable securities(3)		281.9		573.3		770.5		3.9		30.9		13.8
Inventories(4)		247.5		503.4		390.8		339.8		287.0		251.2
Property, plant and equipment, net(4)		989.8		2,013.1		1,656.4		1,481.6		1,321.6		954.9
Goodwill(5)		557.1		1,133.2		1,353.0		357.6		354.0		396.4
Total assets(6)		3,079.5		6,263.4		5,604.8		2,684.8		2,473.3		2,131.1
Current liabilities		290.9		591.7		670.0		494.1		973.1		846.5
Provision for contingencies(6)		357.9		728.0		907.4		245.9		168.2		127.0
Long-term debt(7)		1,389.2		2,825.5		2,070.5		846.5		385.2		419.1
Minority interest		9.9		20.2		14.0		3.5		33.3		(8.2)
Shareholders’ equity	US$	804.9	R$	1,631.0	R$	1,355.4	R$	762.9	R$	601.0	R$	375.1

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at April 30, 2007 for reais into U.S. dollars of R$2.0339 to US$1.00.
(2)	Includes amounts disclosed in the Brazilian GAAP consolidated financial statements as management fees.
(3)	As of April 30, 2007, Cosan presents derivative financial instruments amounts as a specific item of the balance sheet, instead of part of marketable securities amounts. As a result, we adjusted the prior balance sheet amounts to reflect this presentation by decreasing total marketable securities.
(4)	As of April 30, 2007, Cosan presents inter-harvest maintenance costs under property, plant and equipment, instead of under inventories As a result, we adjusted the prior balance sheet amounts to reflect this criteria by decreasing inventories and increasing property, plant and equipment, net.

(footnotes continued on next page)

(5)	As of April 30, 2007, Cosan presents a specific item the assets as goodwill. Previously, goodwill amounts were disclosed in the explanatory note of deferred charges in the financial statements.
(6)	As of April 30, 2007, Cosan presents judicial deposits as a deduction of provision for contingencies and not as a noncurrent asset. As a result, we adjusted the prior balance sheet amounts to reflect this criteria by decreasing total assets and provision for contingencies.
(7)	Includes amounts disclosed in the Brazilian GAAP consolidated financial statements as loans and financings, promissory notes and debentures payable.
(8)	Any comparisons among fiscal years 2003, 2004, 2005, 2006 and 2007 are necessarily affected by acquisitions and other transactions in these years. See “Business—Acquisitions, Partnerships and Restructurings”.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Prior to the date hereof, Aguassanta and Costa Pinto, both indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of its outstanding common shares. See “Corporate Reorganization”. The unaudited pro forma consolidated income statement for the fiscal year ended April 30, 2007 gives effect to the incorporation of our company and the contribution into our company of 51.0% of the common shares of Cosan as if it had occurred on May 1, 2006. The unaudited pro forma consolidated balance sheet at April 30, 2007 gives effect to the contribution by Aguassanta and Costa Pinto of 51.0% of the common shares of Cosan into our company as if it had occurred on that date.

The unaudited pro forma consolidated financial information is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered to be indicative of our future financial condition or results of operations. The unaudited pro forma consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the following information included in this prospectus:

•	Cosan’s audited consolidated financial statements at April 30, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2007;

•	our audited opening balance sheet as of April 30, 2007; and

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Unaudited Pro Forma Consolidated Income Statement

	For Fiscal Year Ended April 30, 2007
	Cosan Limited		Adjustments		Adjusted Cosan Limited		Cosan		Adjustments			Pro Forma
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	—	US$	—	US$	—	US$	1,679.1	US$	—		US$	1,679.1
Cost of goods sold		—		—				(1,191.3)		—			(1,191.3)

Gross profit		—		—		—		487.8		—			487.8

Selling expenses		—		—		—		(133.8)		—			(133.8)
General and administrative expenses		—		—		—		(121.1)		—			(121.1)

Operating income		—		—		—		232.9		—			232.9

Other income (expenses):
Financial income		—		—		—		555.6		—			555.6
Financial expenses		—		—		—		(266.2)		—			(266.2)
Other income		—		—		—		16.3		—			16.3

Income before income taxes, equity in income of affiliates and minority interest		—		—		—		538.5		—			538.5
Income taxes expense		—		—		—		(188.8)		—			(188.8)

Income before equity in income of affiliates and minority interest		—		—		—		349.7		—			349.7
Equity in income of affiliates		—		—		—		(0.0)		—			(0.0)
Minority interest in net income of subsidiaries		—		—		—		(3.2)		(169.8	) (a)		(173.0)

Net income (loss)	US$	—	US$	—	US$	—	US$	346.5	US$	(169.8)		US$	176.7

Unaudited Pro Forma Consolidated Balance Sheet

	At April 30, 2007
	Cosan Limited		Adjustments			Adjusted Cosan Limited		Cosan		Adjustments			Pro Forma
	(in millions of US$)
Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	US$	—	US$		(b)	US$	—	US$	316.5	US$	—		US$	316.5
Restricted cash		—		—			—		17.7		—			17.7
Marketable securities		—		—			—		281.9		—			281.9
Trade accounts receivable, less allowances: 2007 – 4,013		—		—			—		55.2		—			55.2
Inventories		—		—			—		247.5		—			247.5
Advances to suppliers		—		—			—		104.0		—			104.0
Other current assets		—		—			—		116.8		—			116.8
Property, plant, and equipment, net		—		—			—		1,194.1		—			1,194.1
Goodwill		—		—			—		491.9		—			491.9
Investment in subsidiary		—		473.6	(c)		473.6		—		(473.6	) (d)		—
Intangible assets, net		—		—			—		94.0		—			94.0
Accounts receivable from federal government		—		—			—		156.5		—			156.5
Other non-current assets		—		—			—		177.5		—			177.5

Total assets	US$	0.0	US$	473.6		US$	473.6	US$	3,253.4	US$	(473.6)		US$	3,253.4

Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	US$	—	US$	—		US$	—	US$	55.9	US$	—		US$	55.9
Advances from customers		—		—			—		24.3		—			24.3
Taxes payable		—		—			—		57.5		—			57.5
Salaries payable		—		—			—		31.1		—			31.1
Current portion of long-term debt		—		—			—		36.1		—			36.1
Derivative financial instruments		—		—			—		9.8		—			9.8
Dividends payable		—		—			—		37.3		—			37.3
Other liabilities		—		—			—		22.2		—			22.2
Long-term liabilities:
Long-term debt		—		—			—		1,342.5		—			1,342.5
Estimated liability for legal proceedings and labor claims		—		—			—		379.2		—			379.2
Taxes payable		—		—			—		106.9		—			106.9
Advances from customers		—		—			—		24.3		—			24.3
Deferred income taxes		—		—			—		141.6		—			141.6
Other long-term liabilities		—		—			—		47.5		—			47.5
Minority interest in consolidated subsidiaries		—		—			—		8.5		455.0	(d)		463.6
Shareholders’ equity:
Common shares		0.0		—	(b)		—		535.1		(535.1	) (d)		—
Additional paid-in capital		—		473.6	(c)		473.6		160.9		(160.9	) (d)		473.6
Accumulated other comprehensive income		—		—			—		72.0		(72.0	) (d)		—
Retained earnings (losses)		—		—			—		160.6		(160.6	) (d)		—
Total shareholders’ equity		0.0		473.6			473.6		928.7		(928.7)			473.6

Total liabilities and shareholders’ equity	US$	0.0	US$	473.6		US$	473.6	US$	3,253.4	US$	(473.6)		US$	3,253.4

(footnotes on next page)

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a) This adjustment reflects the minority interest of 49.0% in respect of the net income (loss) of Cosan.

(b) This adjustment reflects the initial capitalization of our company in the amount of US$10. The amount rounds to zero in the pro forma balance sheet.

(c) This adjustment reflects the contribution of 96,332,044 outstanding common shares of Cosan held by Aguassanta and Costa Pinto as if it occurred at April 30, 2007.

(d) This adjustment reflects the elimination of the investment of our company in Cosan as if it occurred at April 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugarbeet. We believe that we are:

•

Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 36.2 million tons in fiscal year 2007 and 27.9 million tons of sugarcane in fiscal year 2006 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

•

Ethanol: the largest ethanol producer in Brazil and the second largest in the world, having produced 326.7 million gallons (1.2 billion liters) in fiscal year 2007 and 241.7 million gallons (915.0 million liters) in fiscal year 2006, and the largest exporter of ethanol in the world, having exported 72.6 million gallons (274.7 million liters) in fiscal year 2007 and 61.0 million gallons (230.9 million liters) in fiscal year 2006; and

•

Sugar: the largest sugar producer in Brazil and one of the three largest sugar producers in the world, having produced 3.2 million tons in fiscal year 2007 and 2.3 million tons of sugar in fiscal year 2006, and the largest exporter of sugar in the world, having exported 2.8 million tons in fiscal year 2007 and 2.1 million tons in fiscal year 2006.

We operate 17 mills, two refineries, two port facilities and numerous warehouses. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

In fiscal year 2007, we sold 349.3 million gallons (1,322.1 million liters) of ethanol and 3,240.5 thousand tons of sugar. In the same fiscal year, we had net sales of US$1,679.1 million composed by 61.4% of sugar, 32.8% of ethanol and 5.7% of other products and services. Exports represented 60.4% of our net sales in the period.

Consolidated Financial Statements

The discussion in this section is based on Cosan’s audited consolidated financial statements at April 30, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2007. We use U.S. GAAP for financial reporting purposes. See “Presentation of Financial and Other Information” for information concerning the preparation and presentation of our and Cosan’s financial statements and other financial data. In addition, for information on our incorporation and the contribution of Cosan’s common shares, see “Unaudited Pro Forma Consolidated Financial Information”.

Cosan’s consolidated financial statements include the financial statements of Cosan and its controlled subsidiaries (i.e., companies as to which Cosan holds an ownership interest greater than 50%). Investments in entities in which Cosan does not control but has significant influence over managing the business, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation.

Segment Presentation

We operate in three segments: sugar; ethanol; and other products and services. The sugar segment mainly operates and produces a broad variety of sugar products, including raw, organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. The ethanol segment substantially produces and sells hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The other products and services segment consists primarily of port services that we provide to third parties, consumer products under the “Da Barra” brand, electricity sales and fuel diesel sales to our agricultural services providers. Because we use the same assets to produce products for both our Brazilian and export markets, we do not identify assets by market. See Note 20.a to Cosan’s audited consolidated financial statements.

Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 61.3% from approximately 24.8 million tons to approximately 40.0 million tons primarily through acquisitions, partnerships and corporate restructurings. As a result of these acquisitions, partnerships and corporate restructurings, our net sales, gross profit and operating income have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions.

Our principal acquisitions, partnerships and corporate restructurings since May 2004 consist of the following:

•

In December 2004, Cosan acquired, through FBA—Franco Brasileira S.A. Açúcar e Álcool, or “FBA”, controlling interests in the Destivale Group (which consists of Destilaria Vale do Tietê, or “Destivale”, Destiagro Destivale Agropecuária Ltda., or “Destiagro”, Agrícola Destivale Ltda., or “Agrícola Destivale”, and Auto Posto Destivale Ltda., or “Auto Posto Destivale”) for an aggregate purchase price of US$36.7 million. The Destivale Group has 1.0 million tons of sugarcane crushing capacity. In March 2006, Destivale and Destiagro were merged into Açucareira Corona S.A., or “Corona”.

•

In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

•	In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

•

In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial Açúcar e Álcool S.A., or “Mundial”, and of Alcomira S.A. The purchase price was US$29.2 million in cash plus the assumption of certain existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded US$52.2 million in goodwill related to this acquisition. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

•

In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial Exportadora e Importadora S.A., or “Aguassanta Comercial” (a company indirectly controlled by our chairman and chief executive officer), S.A. Fluxo Comércio e Assessoria Internacional, or “Fluxo” and certain individuals, for US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

•	In March 2006, Cosan merged Usina da Barra S.A.—Açúcar e Álcool, and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool, or “Usina da Barra”.

•

In April 2006, Cosan acquired controlling interests in Usina Açucareira Bom Retiro S.A., or “Bom Retiro” for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

•	In October 2006, Mundial and Bom Retiro, among other subsidiaries, merged into Cosan.

•

In April 2007, Cosan, together with São Martinho S.A. and Santa Cruz S.A. Açúcar e Álcool acquired Usina Santa Luiza and Agropecuária Aquidaban Ltda. for an aggregate purchase price of US$112.0 million, of which US$39.4 million was paid by Cosan. The acquisition was carried out through Etanol Participações S.A., a holding company formed by Usina São Martinho S.A. (a wholly-owned subsidiary of São Martinho S.A.), Cosan and Santa Cruz S.A. Açúcar e Álcool, with respective interests of 41.67%, 33.33% and 25.00%, and which will be managed on a joint basis, with representatives of each shareholder on the board of directors and the executive board. Usina Santa Luiza is located in the City of Motuca, in the State of São Paulo.

Our results of operations for fiscal years 2007, 2006 and 2005, in particular, are not fully comparable, as:

•	Cosan acquired Açucareira Corona S.A., Mundial Açúcar e Álcool S.A, Alcomira S.A. and Usina Açucareira Bom Retiro S.A. during fiscal year 2006; and

•	Cosan increased its ownership in FBA—Franco Brasileira S.A. Açúcar e Álcool from 47.5% to 99.9% in fiscal year 2006.

Sugar

The profitability of our sugar business is principally affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11”. Refined sugar trades at a premium to raw sugar, known as the “white premium”, and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5”. Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. See “Industry—World Sugar Industry”. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane, to produce sugar or whether to produce more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	Fiscal Year Ended April 30,
	2007	2006	2005	2004
Initial quote	0.1713	0.0861	0.0658	0.0720
Closing quote	0.0924	0.1713	0.0861	0.0658
Daily average quote	0.1247	0.1269	0.0827	0.0633
Monthly average quote	0.1249	0.1275	0.0824	0.0638
High quote	0.1791	0.1930	0.0932	0.0735
Low quote	0.0924	0.0823	0.0629	0.0536

Source: NYBOT.

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar London5 (US$/ton)
	Fiscal Year Ended April 30,
	2007	2006	2005	2004
Initial quote	470.00	247.80	228.30	213.10
Closing quote	308.00	470.00	247.80	228.30
Daily average quote	386.26	336.65	244.30	197.63
Monthly average quote	383.52	341.05	245.98	200.21
High quote	489.00	479.20	275.50	232.20
Low quote	300.40	238.50	211.70	173.50

Source: LIFFE.

World raw sugar prices increased from US$0.0658 per pound at the end of fiscal year 2004 to US$0.0861 per pound at the end of fiscal year 2005, principally due to: (1) a reduction in world sugar inventories to meet demand for sugar caused, in part by lower sugar production due to adverse weather conditions in China, India, Thailand and Cuba; (2) a liberalization of trade barriers in the European market; and (3) increased participation of investment funds in commodities trading, particularly in sugar. Domestic Brazilian raw sugar prices rose similarly, increasing from US$8.26 per 50 kilogram bag at the end of fiscal year 2004 to US$10.81 per 50 kilogram bag at the end of April 2005. Due to the 14.0% devaluation of the U.S. dollar against the real during this period, the domestic price of raw sugar in Brazil in U.S. dollar terms increased by approximately 30.9% (compared to 12.5% in reais).

World raw sugar prices increased from US$0.0861 per pound at the end of fiscal year 2005 to US$0.1713 per pound at the end of fiscal year 2006 (peaking at US$0.1930 during February 2006), principally due to: (1) demand for sugar that exceeded supply in part due to lower sugar production caused by adverse climactic conditions and a resulting reduction in world sugar inventories to meet demand; and (2) high oil prices, as a result of the positive correlation with sugar prices. Domestic Brazilian crystal sugar prices rose similarly, increasing from US$10.81 per 50 kilogram bag at the end of April 2005 to US$23.76 per 50 kilogram bag at the end of April 2006. Due to the 21.2% appreciation of the real against the U.S. dollar during this period (or 17.5% devaluation of the U.S. dollar against the real), the domestic Brazilian price of raw sugar in U.S. dollar terms increased by approximately 119.8% (compared to 81.5% in reais).

World raw sugar prices decreased from US$0.1713 per pound at the end of fiscal year 2006 to US$0.0924 per pound at the end of fiscal year 2007, principally due to: (1) higher U.S. interest rates and uncertainty as to future changes in interest rates, as well as projected lower rates of worldwide economic growth, which caused investors to reduce substantially their emerging market securities and commodities positions; (2) preliminary harvest estimates of a sugar supply surplus in excess of 3 million tons (compared to sugar supply deficits during the previous three harvests), resulting in part from the recovery of sugarcane production in India to pre-2003 levels (when it had a harvest failure); (3) the granting of a 1.4 million ton allowance for subsidized sugar exports from the European Community, which led to higher exports from producers in the European Community in the period prior to the effectiveness of such restrictions in May 2006; and (4) increased domestic sugar production in Russia, China and Ukraine, which historically have been among the largest importers of sugar in the world. Domestic crystal sugar prices in Brazil also decreased, from US$23.76 per 50 kilogram bag at the end of April 2006 to US$15.81 per 50 kilogram bag at the end of April 2007. Due to the 2.7% appreciation of the real against the U.S. dollar during this period, the domestic price of crystal sugar in Brazil in U.S. dollar terms decreased by approximately 33.5% (compared to 32.5% in reais).

Ethanol

Our ethanol operations are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline.

The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and the São Paulo Futures and Commodities Exchange (Bolsa de Mercadorias e Futuros—BMF) as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently-launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol. See “Our Industry—World Ethanol Industry”.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	Fiscal Year Ended April 30,
	2007	2006	2005	2004
Initial quote	433.59	270.26	136.72	281.69
Closing quote	451.53	433.59	270.26	136.72
Daily average quote	386.90	377.92	248.46	183.46
Monthly average quote	394.59	369.98	243.80	183.71
High quote	475.19	579.86	304.48	282.14
Low quote	337.12	231.83	134.21	106.64

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	Fiscal Year Ended April 30,
	2007	2006	2005	2004
Initial quote	498.36	308.54	154.62	329.04
Closing quote	528.96	498.36	308.54	154.62
Daily average quote	432.22	413.33	287.26	212.53
Monthly average quote	443.02	406.45	281.23	212.18
High quote	537.59	569.90	356.03	337.06
Low quote	370.03	265.57	154.98	125.78

Source: ESALQ.

Despite the increased supply of ethanol at the beginning of the 2006/2007 harvest, Brazilian ethanol prices in fiscal year 2007 remained at historically high levels due primarily to the growing demand for flex fuel cars and high oil prices. Consequently, the Brazilian market price of ethanol reached US$2.0231 per gallon (US$528.96 per thousand liters) of anhydrous ethanol and US$1.7092 per gallon (US$451.53 per thousand liters) of hydrous ethanol at April 30, 2007, higher than April 30, 2006 prices of US$1.8865 per gallon (US$498.36 per thousand liters) of anhydrous ethanol and US$1.6413 per gallon (US$433.59 per thousand liters) of hydrous ethanol. This increase, however, was offset by the result of the downward trend in the price of sugar combined with the high levels of ethanol production in the Center-South region of Brazil.

Currency Fluctuations

In fiscal year 2007, 39.6% of our net sales were invoiced in reais and 60.4% of our net sales were invoiced in U.S. dollars or linked to dollar prices. A devaluation of the real affects our consolidated financial statements by:

•	reducing our real-denominated net sales as a result of the translation of those results into U.S. dollars for consolidation purposes;

•

reducing our real-denominated costs of goods sold, selling, general and administrative expenses, as well as other real-denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars;

•

generating foreign exchange transaction gains on U.S. dollar-denominated monetary assets and foreign exchange liabilities on U.S. dollar-denominated liabilities of our Brazilian subsidiaries, which are reflected in our consolidated statement of operations;

•	generating financial losses based on changes in market value of our financial derivatives; and

•	indirectly affecting the international market price of sugar.

Similarly, an appreciation of the real in relation to the U.S. dollar would have opposite effects.

Seasonality

Our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in May and ends in November. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of our fiscal year. Our overall sugarcane supply can be impacted by adverse weather conditions such as flood or drought. In addition, ethanol and sugar sales are systematically lower in the last quarter of each fiscal year.

Inflation

Inflation rates in Brazil were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006 and 1.4% in the first half of 2007, as measured by the General Price Index—Internal Availability. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Cost Structure

Our cost structure may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased lands, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs are represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As the majority of our net sales are derived from exports, a substantial portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, substantially minimizing the impact of this cost volatility on our results of operations.

Other Factors

Other factors that will impact the results of our ethanol and sugar operations include:

•	hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	the evolving use of ethanol as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	movements in oil price levels;

•	the growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

Critical Accounting Policies

The presentation of our financial condition and results of operation based on U.S. GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have summarized the critical accounting policies set forth below under U.S. GAAP.

Revenue Recognition and Provision for Doubtful Accounts. We recognize net sales for our product sales when risk and title to the product are transferred to our customer. Transfer occurs at the time when the product is delivered to our customers or their freight carriers. We record a provision for doubtful accounts in selling expenses in an amount that we consider sufficient to cover any probable losses on realization of our accounts receivable. In order to determine the overall adequacy of the allowance for doubtful accounts, we constantly evaluate the amount and characteristics of our accounts receivable. We record a provision in light of past collection experience, as well as when significant payment delays occur, and we believe that we may not receive payment in full. We do not record a provision when the accounts receivable are guaranteed by a creditworthy entity or where there are other reasonable grounds to believe that they will be paid. A substantial portion of our production is sold to a small number of customers that acquire large portions of our production and most of them are well known multinational dealers in our industry. Historically, we have faced no write-offs in relation to our accounts receivable. Given the assumptions involved, such as the financial situation of our debtors, commercial and economic trends, allowances for doubtful accounts are subject to uncertainty and may be revised upward or downward depending on the actual performance of an account receivable.

Approximately 50% of the increase in the allowance for doubtful accounts from April 30, 2005 to April 30, 2006 relates to the consolidation of companies acquired during fiscal year 2006. The balance of the increase resulted from discounts to large retail chains which were recorded as allowance for doubtful accounts for fiscal year 2006, but accounted on a cash basis directly and deducted from account receivables for fiscal year 2005. These payments represented 0.08% of the our net sales in fiscal year 2006. We do not expect any material increase in the allowance for doubtful accounts for future periods.

Inventory Valuation. Inventories are comprised of finished products, harvest costs and materials for consumption. Inventories are recorded at average acquisition or production cost, not exceeding market value. The plantation period costs correspond to the expenses incurred in connection with the maintenance of our sugarcane plantations, which are charged to the production costs of the succeeding harvest. Inventories of materials for consumption are classified as current assets based on our estimates of when they will be consumed. In determining inventory market values, substantial consideration is given to expected product selling prices. We consider various factors, including estimated quantities of slow-moving and obsolete inventory by reviewing on-hand quantities. We then estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions. The ethanol and sugar industries are highly competitive which may affect profitability and therefore we continuously review whether the inventory costs exceeds their market value. In recent years we have not experienced losses related to the excess of costs over market and we have also not experienced slow moving inventories related to ethanol and sugar. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer preferences and economic conditions.

Valuation of Goodwill. We evaluate the impairment of goodwill of our sugar and ethanol operating segments annually (or on an interim basis if certain indicators are present) by comparing the fair value of the operating segments to their carrying values, which we estimate using a discounted cash flow method. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data. Future adverse changes in market conditions or poor operating results of the operating segments and increase in competition could result in an inability to recover the carrying value of the investments, thereby requiring impairment charges in the future.

Valuation of Long-lived Assets and Identified Intangible Assets with Defined Useful Lives. We evaluate long-lived assets and identifiable intangible assets with defined useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted cash flows change in the future, we may be required to reduce the carrying amount of an asset. In order to estimate future cash flows, management makes various assumptions and estimates. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates and changes in the business strategies and in the type of products offered to the market. No events or changes in circumstances have indicated that the carrying amount of an asset may not be recoverable and accordingly, no impairment was required.

Derivative and Foreign Exchange Management Activities. We recognize all derivatives as assets and liabilities at their fair values. The fair values are determined using widely accepted valuation models that incorporate quoted market prices and dealer quotes and reflect assumptions about currency fluctuations based on current market conditions. The aggregate fair values of derivative instruments used to manage currency exposures are sensitive to changes in market conditions and to changes in the timing and amounts of forecasted exposures. Based on our currency hedged position as of April 30, 2007, we believe that a hypothetical 100 basis points increase in interest rates would reduce our carrying value asset by US$4.3 million as a result of a reduction in our financial income. The aggregate fair values of derivative instruments used to manage commodity exposures are sensitive to changes in market prices of the commodities. Based on our commodity hedged position as of April 30, 2007, we believe that a hypothetical US$10 per ton increase in sugar prices would reduce our carrying value asset by US$9.9 million as a result of a reduction in our financial income.

Income Taxes and Deferred Tax Assets. We are also required to estimate income tax provisions and amounts ultimately payable or recoverable. Such estimates involve significant interpretations of regulations and are inherently very complex. Resolution of income tax treatments may not be known for many years after completion of any fiscal year. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as on the tax loss carryforward, using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to partially or completely reduce the carrying value of our deferred tax assets. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. Based on the weight of available evidence, we have not recorded valuation allowances in recent years and also, we are currently in a net deferred income tax liability position which mitigates the risk of the need for a valuation allowance to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Stock-Based Compensation. We account for our stock-based awards to our employees and officers using the fair value method as required by SFAS No. 123(R), share-based payment. SFAS No. 123(R) requires that the compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in the financial statements. Determining the fair value of options using the Binomial model, or other currently accepted option valuation models, requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date. If actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, the Company may be required to record additional compensation or income tax expense, which could have a material impact on financial position and results of operations. Due to Cosan’s limited history as a publicly traded company in Brazil, we used the volatility based on similar public companies. We believe that a hypothetical 5% increase or decrease in future stock-price volatility would increase or decrease our compensation expense by US$280,000 and US$180,000, respectively.

Provisions for Contingencies. We create a provision for contingency whenever there is a legal obligation as a result of a past event, and it is probable that an economic resource is required to reach a settlement as to this obligation. Provisions are registered based on the best estimates of the risks involved and analyzed on a case-by-case basis. Management continuously evaluates the estimates and assumptions used to establish the provision for contingencies based on relevant facts and circumstances that may have a material effect on the result of operations and shareholders’ equity. Even though management believes that the provisions for contingencies are presently adequate, the establishment of provisions for judicial proceedings involves estimates that can result in the final amount being different than the provisions as a result of uncertainties that are inherent to the establishment of the provision. Additionally, the Brazilian authorities normally take a long time to reach a final decision on each case and we are unable to estimate the length that the contingencies will ultimately be resolved. In case the amount of provisions for contingencies is lower than the amount actually due, an increase in provisions would be necessary.

Hedging Transactions and Exposures

In accordance with a policy established by our risk management committee, we hedge part of the future price of our production through sugar and exchange rate derivative transactions, using future contracts, options and swaps. We recently formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls.

Our risk committee determines our hedging policy. Our current policy seeks to reduce the effects of fluctuations of sugar prices and foreign exchange rates in our results of operations in order to assure the servicing of our debt and the execution of our investment plan as well as to maintain satisfactory profitability levels. In our hedging transactions, we use derivative financial instruments, including future contracts, swaps and options in over-the-counter markets as well as future stock exchanges or in transactions with creditworthy institutions approved by our hedging committee. We favor off-balance sheet hedging transactions. However, we may, eventually, due to market conditions and based on our internal risk assessments, use options premiums.

Our hedging policy allows us to settle our derivative instruments in cash through financial transactions or by actual physical delivery of the hedged asset (i.e., ethanol, sugar or U.S. dollars). Under our hedging policy, we may enter into hedging contracts with maximum notional amounts equivalent to up to 50% of our expected net operating revenues (as set forth in our annual budget and business plan). Generally, our risk committee meets twice per month. In addition, the committee is required to meet and reassess our hedging policy whenever the balance between the market value and the purchase value of our derivative instruments becomes negative and higher than 10% of our current net worth.

At January 31, 2006, we had 1,480.8 thousand tons of sugar hedged compared to 794.5 thousand tons of sugar at October 31, 2005. This increase in the hedged volume of sugar caused our average hedged price to be at US$0.1225 per pound. However, the future price of sugar increased significantly during the same period to US$0.1802 per pound at January 31, 2006, which represented a 47.1% increase from October 31, 2005. At April 30, 2006, we had 1,440.4 thousand tons of sugar hedged at the substantially higher price of US$0.1444 per pound. However, the future price of sugar continued to be higher at US$0.1713 per pound. Since we do not qualify for hedge accounting, the mismatch between the average price of our derivatives instruments and the average market price of sugar required us to incur significant non-cash losses resulting from fair value estimated of these instruments and recorded as financial expenses. At April 30, 2006, we recorded the negative estimated fair value of our derivatives portfolio as US$93.9 million in derivatives financial instruments—liabilities (partially guaranteed by US$63.0 million in the form of restricted cash). See Note 5 to Cosan’s audited consolidated financial statements included in this prospectus. These losses, together with expenses incurred for settled contracts resulted in US$209.4 million in derivatives-related net losses in fiscal year 2006.

Our derivatives-related losses, recorded as financial expenses, were largely offset by our actual sale of sugar at high market prices primarily during the first three months ended July 31, 2006. As a result, the net price of sugar sold (actual sales at market prices less derivatives financial expenses, net) was equal to the prices we hedged. Conversely, due to a decrease in sugar prices in the future markets in fiscal year 2007, at April 30, 2007 we had 1,317.3 thousand tons of sugar hedged at the average price of US$0.1161 per pound while the NY11 price was US$0.0924 per pound. Therefore, the market price of our derivatives portfolio on April 30, 2007 was US$51.9 million, which at fair value contributed US$190.6 million to our net profit in fiscal year 2007. Similarly, if the price of sugar remains at current levels, we will sell our production at market prices, which combined with a positive derivatives result will cause the price of sugar actually sold to match our hedged price.

Our hedging policy seeks to protect us from cash flow risks caused by commodities price and exchange rates fluctuations. However, because we record derivatives at fair value, fluctuations in such derivative prices may cause significant fluctuations in our net profit in the future resulting from the related non-cash derivative expenses.

Outlook for Fiscal Year 2008

We expect that sugar production will, on a worldwide basis, increase during fiscal year 2008. Due to lower sugar market prices, we expect to produce more ethanol following the next harvest, with ethanol volumes sold representing a greater share of total ethanol and sugar volumes sold as compared to our 2006/2007 harvest. As a result of record sugar prices during the 2006/2007 harvest and the recent increased global demand for ethanol, sugar producing countries have substantially increased investments and developed new projects in the global sugar industry. We expect that 2007/2008 sugar production will reach record volumes, which will result in sugar surpluses worldwide and which, in turn, will result in significantly reduced sugar prices. Prices for raw sugar NY11 decreased 42.6% from US$0.1579 per pound at June 30, 2006 to US$0.0907 per pound at June 30, 2007. In light of significantly lower sugar prices, production flexibility in Brazil has been increasingly used for ethanol production, which has resulted in significantly reduced ethanol prices during the first quarter of fiscal year 2008. Brazilian market price of ethanol decreased from US$1.78 per gallon (US$0.47 per liter) of anhydrous ethanol at June 30, 2006 to US$1.29 per gallon (US$0.40 per liter) of anhydrous ethanol at June 30, 2007. As a result, we expect our net sales to decrease significantly in the first quarter of fiscal year 2008, other quarters of fiscal year 2008 and fiscal year 2008 as a whole. We also expect that our costs and operating expenses will increase, which will result in significantly lower gross profit and gross profit margins in the first quarter of fiscal year 2008, other quarters of fiscal year 2008 and fiscal year 2008 as a whole. We also expect to be negatively impacted by the appreciation of the real to the U.S. dollar during the first quarter of fiscal year 2008. Based solely on preliminary data that are subject to change, we currently anticipate a modest net loss for the first quarter of fiscal year 2008 and a net loss for fiscal year 2008 as a whole. Accordingly, we anticipate that our overall results of operations for the first quarter of fiscal year 2008, other quarters of fiscal year and fiscal year 2008 as a whole will decrease significantly when compared with our results for the corresponding quarters of, and full year, fiscal year 2007.

The outlook for fiscal year 2008 as discussed in the preceding paragraph is based upon information and expectations that are subject to change, including due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus. Actual results may differ significantly from anticipated results presented in the preceding paragraph.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from Cosan’s consolidated financial statements prepared in accordance with U.S. GAAP. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

Consolidated Results

The following table sets forth audited consolidated financial information for each of the fiscal years ended April 30, 2007 and 2006.

	For Fiscal Year Ended April 30,
	2007		2006		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	1,679.1	US$	1,096.6	53.1%
Sugar		1,031.7		660.5	56.2
Ethanol		551.5		378.4	45.8
Other products and services		95.8		57.8	65.8
Cost of goods sold		(1,191.3)		(796.3)	49.6

Gross profit		487.8		300.3	62.4

Selling expenses		(133.8)		(97.8)	36.7
General and administrative expenses		(121.1)		(72.0)	68.2

Operating income		232.9		130.5	78.5

Other income (expenses):
Financial income (expenses), net		289.4		(226.6)	*
Other income (expenses)		16.3		(5.5)	*

Income (loss) before income taxes, equity in income of affiliates and minority interest		538.5		(101.6)	*
Income taxes (expense) benefit		(188.8)		29.7	*

Income (loss) before equity in income of affiliates and minority interest		349.7		(71.8)	*
Equity in income of affiliates		—		1.6	*
Minority interest in net (income) loss of subsidiaries		(3.2)		(2.6)	26.0

Net income (loss)	US$	346.5	US$	(72.8)	*

*	Not a meaningful comparison.

Net Sales

Cosan reports net sales after deducting Brazilian federal and state taxes assessed on its gross sales (ICMS, PIS, COFINS, IPI and INSS). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets. Total sales deductions can be broken down as follows:

•	ICMS taxes. ICMS is a state value-added tax assessed on our gross sales in the Brazilian market at a rate that vary by state and product.

•	PIS and COFINS taxes. PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at rates that vary by product.

•	IPI taxes. IPI is a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product.

•	INSS taxes. INSS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at a rate of 2.85%.

Net sales increased by 53.1%, to US$1,679.1 million in fiscal year 2007 from US$1,096.6 million in fiscal year 2006, primarily as a result of:

•

30.1% and 31.2% increases in our ethanol and sugar sales volumes, respectively, to 349.3 million gallons (1,322.1 million liters) and 3,240.5 thousand tons, respectively, in fiscal year 2007 from 268.4 million gallons (1,016.0 million liters) and 2,469.5 thousand tons, respectively, in fiscal year 2006, primarily as a result of the impact of the acquisition of Corona, Mundial and Bom Retiro, which contributed to 18.4% of the total sugarcane crushed in fiscal year 2007; and

•

4.6% and 2.4% increases in average Brazilian ethanol anhydrous and hydrous prices, respectively, to US$1.6361 per gallon (US$432.22 per thousand liters) and US$1.4646 per gallon (US$386.90 per thousand liters), respectively, as quoted by the ESALQ/CEPEA in fiscal year 2007 from US$1.5646 per gallon (US$413.33 per thousand liters) and US$1.4306 per gallon (US$377.92 per thousand liters), respectively, in the previous fiscal year.

Net sales from exports of sugar, ethanol and services were US$1,014.8 million in fiscal year 2007, which represented 60.4% of Cosan’s net sales for this period compared to 54.6% of Cosan’s net sales in the previous fiscal year. This increase in the relative contribution of exports to total net sales was primarily caused by higher export average sugar market prices, principally towards the beginning of the first quarter of fiscal year 2007.

Sugar. Net sales from sugar increased by 56.2% to US$1,031.7 million in fiscal year 2007, from US$660.5 million in the previous fiscal year, due mainly to:

•

31.2% increase in Cosan’s sugar sales volume to 3,240.5 thousand tons in fiscal year 2007 from 2,469.5 thousand tons in fiscal year 2006, in connection with the 27% increased crushing capacity due to the acquisitions of Mundial, Corona and Bom Retiro at the end of fiscal year 2006; and

•	19.0% increase in the average realized price per ton (including all of the types of sugar that we produce) to US$318.4 in fiscal year 2007 from US$267.4 in fiscal year 2006.

Sales of sugar represented 61.4% and 60.2% of total net sales in fiscal years 2007 and 2006, respectively. This increase in the relative contribution of sugar to total net sales was primarily caused by higher export average sugar market prices, principally towards the beginning of the first quarter of fiscal year 2007.

Ethanol. Net sales from ethanol increased by 45.8%, to US$551.5 million in fiscal year 2007 from US$378.4 million in fiscal year 2006, primarily as a result of:

•

30.1% increase in Cosan’s ethanol sales volume to 349.3 million gallons (1,322.1 million liters) in fiscal year 2007 from 268.4 million gallons (1,016.0 million liters) in fiscal year 2006, mainly as a result of the above-mentioned 27% increased crushing capacity due to the acquisitions of Mundial, Corona and Bom Retiro; and

•

12.0% increase in Cosan’s average realized unit price to US$1.5790 per gallon (US$417.1 per thousand liters) in fiscal year 2007 from US$1.4098 per gallon (US$372.4 per thousand liters) in fiscal year 2006, due to the increased average price in the Brazilian market and the higher prices for the ethanol exported to the United States.

Other products and services. Other products and services consist primarily of electricity sales, port services that we provide to third parties, consumer products under the “Da Barra” brand and fuel diesel sales to our agricultural services providers (offset by cost of goods sold).

Net sales from other products and services increased by 65.8% to US$95.8 million in fiscal year 2007 from US$57.8 million in fiscal year 2006, as a result of the growth of our business (through the consolidation on a full-year basis of the operations of Mundial, Corona and Bom Retiro).

Cost of Goods Sold

Cosan divides its costs of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. See “—Cost Structure”.

Cost of goods sold increased by 49.6% to US$1,191.3 million in fiscal year 2007 from US$796.3 million in fiscal year 2006. This increase was primarily due to an increase in production costs that resulted from (1) a 13.4% increase in the cost of sugarcane and leased land as determined by CONSECANA (as a result of higher ethanol and sugar prices) as measured by the price of the TSR to US$167.3 per ton in fiscal year 2007 from US$147.6 per ton in fiscal year 2006 and (2) a 30.1% increase in our sales volume of ethanol and 31.2% in our sales volume of sugar.

Sugar. Cost of sugar sold increased by 48.9% to US$676.5 million in fiscal year 2007 from US$454.3 million in fiscal year 2006, primarily as a result of the 31.2% increase in the volume sold as discussed above and the 13.5% increase in the average unit cost per ton of sugar to US$208.8 per ton of sugar sold in fiscal year 2007 from US$184.0 per ton of sugar sold in fiscal year 2006 caused mainly by the increase in the TSR paid for the sugarcane we buy from growers and the land we lease as mentioned above.

Ethanol. Cost of ethanol sold increased by 50.5% to US$431.1 million in fiscal year 2007 from US$286.5 million in fiscal year 2006 mainly due to a 30.1% increase in the volume sold as discussed above and the 15.6% increase in the average unit cost per gallon (thousand liters) of ethanol to US$1.2344 per gallon (US$326.1 per thousand liters) in fiscal year 2007 from US$1.0676 per gallon (US$282.0 per thousand liters) in fiscal year 2006, resulting from the increase in the TSR paid for the sugarcane we buy from growers and the land we lease mentioned above.

Other products and services. Cost of other products and services increased by 50.6% to US$83.6 million in fiscal year 2007 from US$55.5 million in fiscal year 2006. This increase was mainly driven by the increase in the volume of operations in connection with the growth of our business, reflected in the 65.8% increase in net revenues from other products and services mentioned above.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol and sugar sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties port facilities. The major portion of Cosan’s sales of ethanol in Brazil is sold at the mill to refineries, and therefore there are no shipping costs.

Selling expenses increased by 36.7% to US$133.8 million in fiscal year 2007 from US$97.8 million in fiscal year 2006. This increase resulted primarily from 30.1% and 31.2% increases in sales volumes of ethanol and sugar, respectively, and was also driven by the 6.3% appreciation of the real against the U.S. dollar, in average terms, since our selling expenses were primarily denominated in reais.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

General and administrative expenses increased by 68.2% to US$121.1 million in fiscal year 2007 from US$72.0 million in fiscal year 2006. This increase resulted mainly from legal fees in the amount of US$18.8 million recorded in the fourth quarter of fiscal year 2007, related to the final and unappealable decision in our favor in a legal proceeding brought against the Brazilian federal government according to which we sought damages from the federal government for setting prices for a subsidiary’s products below the established price control guidelines.

Financial Expenses, Net

Our financial expenses, net, primarily consist of: (1) accrued interest on our indebtedness; (2) income from financial investments; (3) gains or losses on derivatives (swaps, futures, forwards and options); (4) foreign exchange variations related to our foreign currency-denominated indebtedness (5) fees, commissions and other charges paid to financial institutions; (6) tax on financial transactions—CPMF; (7) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government; and (8) discounts granted on promissory notes and value-added ICMS tax, payments and other.

Financial income, net in fiscal year 2007 totaled US$289.4 million compared to financial expenses, net of US$226.6 million in fiscal year 2006. This change resulted primarily from the following factors:

•

financial income of US$190.6 million resulting from derivative transactions in fiscal year 2007, compared to a US$209.4 million financial expense from derivative transactions in fiscal year 2006 as a result of the mark-to-market method of accounting for derivative transactions related to sugar prices and currency exchange rates fluctuations;

•

financial income of US$149.1 million resulting from monetary adjustment of, and interest on, the original amount of the damages sought by one of our subsidiaries against the Brazilian federal government for setting prices for its products below the established price control guidelines, which was recorded as accounts receivable from the federal government in the fourth quarter of fiscal year 2007. Brazilian courts reached a final decision favorable to us in the third quarter of fiscal year 2007;

•

financial income of US$32.2 million related to discounts on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state authorities for 90% of penalty amounts and 50% of interest on VAT amounts owed to the state of São Paulo consisting of: (i) US$20.7 million related to a discount granted to our subsidiary Da Barra for prepaying taxes recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37.4 million and taxes payable in the amount of US$8.4 million; and (ii) US$11.5 million resulting from the settlement for US$68.3 million in cash of US$99.9 million in tax debts recorded under estimated liability for legal proceedings and labor claims;

•

financial income of US$19.8 million in connection with the partial reversal of amounts related to inflation adjustments and interest on provisions recorded in connection with the IAA litigation. Such financial income was recorded as a deduction to tax debts recorded under the caption estimated liability for legal proceedings and labor claims. See “Business—Legal Proceedings—Tax Proceedings”. Da Barra is a party to several federal tax proceedings deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) on payments under cross-border loans guaranteed by the Brazilian federal government; and

•	financial income of US$11.6 million resulting from renegotiation of promissory notes issued in connection with our acquisition of Usina da Barra.

which was partially offset by:

•

the net effect of foreign exchange variation on the dollar-denominated debt, which represented financial income of US$19.4 million in fiscal year 2007, compared to financial income of US$72.6 million in fiscal year 2006.

Other Income (Expenses)

Other income was US$16.3 million in fiscal year 2007, compared to an expense of US$5.5 million in fiscal year 2006, primarily as a result of operating gains of US$20.0 million related to the portion of the discount on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the State of São Paulo, mentioned above, which discount and interest amounts were recorded as other income.

Income Taxes (Expense) Benefit

Income taxes expense totaled US$188.8 million in fiscal year 2007, representing taxable income at the current Brazilian statutory rate of 34% and adjusted for non-deductible expenses and non-taxable income in accordance with Brazilian tax law, resulting in an effective tax rate of 35.1%. As a result of Cosan’s loss before income taxes, Cosan recorded a tax benefit of US$29.7 million in fiscal year 2006, derived from the same Brazilian statutory rate of 34% and adjusted by non-deductible expenses and non-taxable income, resulting in an effective tax rate of 29.3%.

Net Income (Loss)

As a result of the foregoing, Cosan had net income of US$346.5 million in fiscal year 2007, compared to a net loss of US$72.8 million in fiscal year 2006. As noted above, net income in fiscal year 2007 benefited from the one-time gain resulting from the final decision favorable to us in the price control-related legal proceeding (as discussed above). This gain was recorded under financial income and, net of taxes and operating costs, was responsible for US$89.3 million of Cosan’s net income for fiscal year 2007.

Fiscal Year Ended April 30, 2006 Compared with Fiscal Year Ended April 30, 2005

Consolidated Results

The following table sets forth consolidated financial information for each of the two years ended April 30, 2006 and 2005, together with the percentage change from 2005 to 2006.

	For Fiscal Year Ended April 30,
	2006		2005		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	1,096.6	US$	644.4	70.2%
Sugar		660.5		415.8	58.8
Ethanol		378.4		178.4	112.1
Other products and services		57.8		50.1	15.3
Cost of goods sold		(796.3)		(456.6)	74.4
Gross profit		300.3		187.8	59.9

Selling expenses		(97.8)		(57.8)	69.3
General and administrative expenses		(72.0)		(40.0)	80.1

Operating income		130.5		90.0	44.9
Other income (expenses):
Financial expenses, net		(226.6)		(39.2)	478.6
Other income (expenses)		(5.5)		(16.4)	(66.7)

(Loss) income before income taxes, equity in income of affiliates and minority interest		(101.6)		34.5	*
Income taxes benefit (expense)		29.7		(14.9)	*
(Loss) income before equity in income of affiliates and minority interest		(71.8)		19.6	*
Equity in income of affiliates		1.6		3.4	(53.7)
Minority interest in net (income) loss of subsidiaries		(2.6)		(0.4)	586.3

Net (loss) income	US$	(72.8)	US$	22.7	*

*	Not a meaningful comparison.

Net Sales

Net sales increased by 70.2% to US$1,096.6 million in fiscal year 2006 from US$644.4 million in fiscal year 2005, primarily as a result of:

•

39.1% and 7.3% increases in the annual volume of ethanol and sugar sold to 268.4 million gallons (1,016.0 million liters) and 2,469.5 thousand tons of sugar in fiscal year 2006 from 193.0 million gallons (730.6 million liters) and 2,302.4 thousand tons of sugar in fiscal year 2005, mainly related to the acquisition and consolidation of FBA and Destivale, which together added 27% increase in crushing capacity; and

•

53.6% increase in average international raw sugar prices to US$0.1269 per pound as quoted by the NY11 on the New York Board of Trade’s Coffee, Sugar and Cocoa Exchange in fiscal year 2006 from US$0.0827 per pound for fiscal year 2005.

Cosan’s net sales from exports of sugar, ethanol and services were US$598.7 million in fiscal year 2006, representing 54.6% of our net sales for such period as compared to 63.5% of Cosan’s net sales in fiscal year 2005. This decrease in the relative contribution of exports to our total net sales resulted primarily from the contribution to our domestic sales by FBA and the Destivale Group since we already purchased and resold most of the sugar produced by FBA for export in fiscal year 2005.

Sugar. Net sales from sugar increased by 58.8% to US$660.5 million in fiscal year 2006 from US$415.8 million in fiscal year 2005, due mainly to:

•

7.3% increase in the annual volume sold to 2,469.5 thousand tons of sugar in fiscal year 2006 from 2,302.4 thousand tons of sugar in fiscal year 2005, primarily as a result of Cosan’s acquisition of 52.5% of the remaining capital stock of FBA and 100% of the share capital of the Destivale Group, which together added a 27% increase in the existing crushing capacity; and

•

48.1% increase in Cosan’s average realized unit price per ton of sugar (including all of the types of sugar that we produce) to US$267.4 per ton in fiscal year 2006 from US$180.6 in the previous fiscal year, following the 53.6% increase in average international raw sugar prices as quoted by the NY11 as mentioned above.

Sales of sugar represented 60.2% and 64.5% of total net sales in fiscal year 2006 and 2005, respectively.

Ethanol. Net sales from ethanol increased by 112.1% to US$378.4 million in fiscal year 2006 from US$178.4 million in fiscal year 2005, primarily as a result of:

•

39.1% increase in the volume sold in fiscal year 2006 to 268.4 million gallons (1,016.0 million liters) from 193.0 million gallons (730.6 million liters) in fiscal year 2005, resulting principally from the consolidation of FBA and Destivale; and

•

52.5% increase in ethanol prices, with an average realized unit price of US$1.4098 per gallon (US$372.4 per thousand liters) in fiscal year 2006, from US$0.9244 per gallon (US$244.2 per thousand liters) in fiscal year 2005.

Other products and services. Net sales from other products and services increased by 15.3% to US$57.8 million in fiscal year 2006 from US$50.1 million in fiscal year 2005. This increase was primarily a result of the translation effect on sales originally in reais, caused by a 24.3% appreciation of the average exchange rate of the real against the U.S. dollar.

Cost of Goods Sold

Cost of goods sold increased by 74.4% to US$796.3 million in fiscal year 2006 from US$456.6 million in fiscal year 2005. This increase was primarily due to an increase in production costs that resulted from (1) a 52.8% increase in the cost of sugarcane and leased land as determined by CONSECANA (as a result of higher ethanol and sugar prices and including a 2.8% retroactive adjustment in the CONSECANA formula, adjusting the expected industrial efficiency to 90.5% from 88%) as measured by the price of the TSR to US$147.6 per ton in fiscal year 2006 from US$96.6 per ton for the same period in 2005 and (2) a 39.1% increase in our ethanol sales volume and 7.3% in our sugar sales volume.

Sugar. Cost of sugar sold increased by 66.5% to US$454.3 million in fiscal year 2006 from US$272.9 million in fiscal year 2005, primarily as a result of the 55.2% increase in the average unit cost of sugar to US$184.0 per ton of sugar sold in fiscal year 2006 from US$118.5 per ton of sugar sold in fiscal year 2005.

Ethanol. Cost of ethanol sold increased by 103.3% to US$286.5 million in fiscal year 2006 from US$141.0 million in fiscal year 2005, primarily as a result of the 46.2% increase in the average unit cost per gallon (thousand liters) of ethanol to US$1.0676 per gallon (US$282.0 per thousand liters) in fiscal year 2006 from US$0.7303 per gallon (US$192.9 per thousand liters) in fiscal year 2005 compared.

Other products and services. Cost of other products and services increased by 29.7%, to US$55.5 million in fiscal year 2006 from US$42.7 million in fiscal year 2005. This increase resulted primarily from the translation effect of Cosan’s real-denominated costs.

Selling Expenses

Selling expenses increased by 69.3% to US$97.8 million in fiscal year 2006 from US$57.8 million in fiscal year 2005. This increase resulted primarily from 39.1% and 7.3% increases in the volumes of ethanol and sugar sales, but was also driven by the 24.3% appreciation of the real against dollar, in average terms, since our selling expenses were primarily denominated in reais.

General and Administrative Expenses

General and administrative expenses increased by 80.1% to US$72.0 million in fiscal year 2006 from US$40.0 million in fiscal year 2005. This increase resulted mainly from the consolidation of the general and administrative expenses of FBA and the Destivale Group, which contributed to a 27% increase in our crushing capacity for fiscal year 2006, and consolidation of two-month expenses from Mundial and Corona, which contributed to a 19% increase in our existing crushing capacity. The 24.3% appreciation of the real against dollar, in average terms, has also contributed for the increase in our general and administrative expenses which were primarily denominated in reais.

Financial Expenses, Net

Financial expenses, net, increased by 478.6% to US$226.6 million in fiscal year 2006 from US$39.2 million in fiscal year 2005. This increase resulted primarily from the net effect of:

•

financial expense of US$209.4 million in fiscal year 2006 as a consequence of the mark-to market of derivative transactions related to sugar prices and exchange rates fluctuations, compared to financial expense of US$27.5 million in fiscal year 2005; and

•

53.9% increase in net monetary variation and net interest expenses net of earnings from marketable securities as a result of our assumption of net indebtedness and other liabilities in connection with Cosan’s acquisition of FBA, Destivale Group, Mundial and Corona;

which was partially offset by:

•

the net effect of foreign exchange variation on the dollar-denominated debt, which represented US$72.6 million financial income in fiscal year 2006 compared to US$44.6 million in financial income in fiscal year 2005, due to the 21.2% appreciation of the real against the U.S. dollar in fiscal year 2006.

Other Income (Expenses)

Other expenses decreased by 66.7%, to US$5.5 million in fiscal year 2006 from US$16.4 million in fiscal year 2005, when Cosan recorded VAT tax contingency provision of US$13.2 million.

Income Taxes Benefit (Expense)

Income taxes benefit totaled US$29.7 million in fiscal year 2006, compared to an expense of US$14.9 million in fiscal year 2005, primarily as a result of Cosan’s net loss in fiscal year 2006. Corporate income tax of 34% was adjusted by non-deductible expenses and non-taxable income to 29.3% in fiscal year 2006, against an adjusted rate of 43.1% in fiscal year 2005.

Net (Loss) Income

As a result of the foregoing, Cosan recorded a net loss of US$72.8 million in fiscal year 2006, compared to net income of US$22.7 million in fiscal year 2005.

Liquidity and Capital Resources

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;

•	prevailing Brazilian and international interest rates, which affects our debt service requirements;

•	our ability to continue to borrow funds from Brazilian and international financial institutions and to obtain pre-export financing from certain of our customers; and

•	our capital expenditure requirements, which consist primarily of investments in crop planting and the purchase of equipment.

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short- and long-term borrowings. We have financed acquisitions of business and agricultural land through seller financing, third party-financing or capital contributions by our shareholders.

In fiscal year 2007 and 2006, the cash flow generated by operations was used primarily for investing activities, such as the acquisition of equipment and equity interests in other companies, for working capital requirements and to service our outstanding debt obligations. As of April 30, 2007 and April 30, 2006, our consolidated cash and cash equivalents and marketable securities amounted to US$598.4 million and US$398.1 million, respectively. This increase resulted primarily from our finance subsidiary’s issuance of US$400 million in notes in January 2007.

Cash Flow from Operating Activities

Cosan had net cash flows from operating activities of US$284.0 million in fiscal year 2007, compared to US$86.0 million in fiscal year 2006. This increase was primarily attributable to the 62.4% increase in gross profit, as a consequence of 30.1% and 31.2% increases in ethanol and sugar volumes, respectively, and 31.3% increase in sugar unitary contribution margin (net prices per ton less unitary costs per ton).

In fiscal year 2006, Cosan had net cash flows from operating activities of US$86.0 million, compared to US$7.6 million in fiscal year 2005. This increase was primarily attributable to a 44.9% increase in operating income and due to a US$26.7 million reduction in our ethanol and sugar inventories at the end of the fiscal year.

Cash Flow Used in Investing Activities

Cosan had net cash flows used in investing activities of US$251.6 million in fiscal year 2007, compared to US$825.5 million in fiscal year 2006. This variation was attributable to:

•	a decrease in restricted cash and marketable securities, from US$429.4 million used in fiscal year 2006, to US$144.0 million provided by in fiscal year 2007; and

•

a decrease in the level of acquisitions, from US$260.9 million, disbursed for the acquisition of Mundial, Corona and Bom Retiro in fiscal year 2006, to US$39.4 million, disbursed in the acquisition of a 33.3% stake of Etanol Participações S.A., which controls Santa Luiza;

which was partially offset by:

•	163.5% increase in capital expenditures, to US$356.2 million in fiscal year 2007 from US$135.2 million in fiscal year 2006.

Cosan had net cash flows used in investing activities of US$825.5 million in fiscal year 2006, compared to US$62.7 million in fiscal year 2005. This increase was attributable to:

•	investments of US$429.4 million in restricted cash and marketable securities in fiscal year 2006, compared to US$14.6 million provided in fiscal year 2005; and

•

investments of US$260.9 million, in the acquisition of Mundial, Corona and Bom Retiro in fiscal year 2006, compared to investments of US$8.5 million, in the acquisitions of Destivale group and the 32.0% stake at TEAS port facility in fiscal year 2005;

•	an increase in the level of capital expenditures, to US$135.2 million in fiscal year 2006 from US$68.8 million in fiscal year 2005.

Cash Flow from Financing Activities

Cosan had net cash flows from financing activities of US$222.8 million in fiscal year 2007, compared to US$725.9 million in fiscal year 2006. This decrease was primarily attributable to:

•

decrease in proceed from issuance of common stock, from US$383.1 million in fiscal year 2006 in connection with Cosan’s initial public offering to US$3.2 million in fiscal year 2007 in connection with the exercise of the stock-options issued by Cosan;

•

decrease in the net proceeds of debt issuance (net of debt repayment), from US$342.8 million in fiscal year 2006 (when we issued US$450 million of perpetual notes) to US$219.6 million in fiscal year 2007 (when we issued US$400 million of senior notes payable on 2017).

Cosan had net cash flows from financing activities of US$725.9 million in fiscal year 2006, compared to US$33.6 million in fiscal year 2005. This increase was primarily attributable to:

•

US$383.1 million in net proceeds from the issuance of common stock in connection with Cosan’s initial public offering in fiscal year 2006, compared to US$23.3 million in proceeds from three capital increases occurred in fiscal year 2005; and

•

an increase in the net proceeds of debt issuance (net of debt repayment), to US$342.8 million in fiscal year 2006, from US$10.9 million in fiscal year 2005, mainly due to the proceeds from the issuance of US$450.0 million in perpetual notes in fiscal year 2006.

Working Capital

At April 30, 2007, Cosan had working capital of US$865.3 million, compared to US$563.2 million at April 30, 2006, primarily attributable to:

•	US$200.4 million increase in cash, cash equivalents and marketable securities balances;

•	US$172.1 million increase in derivatives financial instruments, related to the change from negative to positive fair market value of the existing portfolio at the end of the fiscal years; and

•	US$60.3 million increase in inventories, mainly related to increased annual maintenance cost of growing crops in order to recover agricultural productivity;

which was partially offset by:

•	US$78.4 million decrease in deferred income taxes;

•	US$46.6 million decrease in trade accounts receivable, due to less sales at the end of fiscal year 2007, compared to sales at the end of fiscal year 2006; and

•	US$45.3 million decrease in restricted cash, used at the end of fiscal year 2006 to cover margin calls in connection with the negative fair market value of our derivatives portfolio.

Cosan had working capital of US$563.2 million at April 30, 2006 compared to consolidated working capital of US$84.7 million at April 30, 2005, primarily attributable to:

•	US$382.9 million increase in cash and cash equivalents balances, in connection with net proceeds from the issuance of US$450.0 million perpetual notes;

•	US$65.0 million increase in inventories, mainly related to annual maintenance cost of growing crops in the acquired units of Mundial, Corona and Bom Retiro; and

•	US$62.6 million increase in restricted cash, used to cover margin calls for the negative mark-to market procedure in our derivatives portfolio at the end of fiscal year 2006;

which was partially offset by:

•	US$88.7 million decrease in derivatives financial instruments, net, due to the negative mark-to market procedure mentioned above;

•

US$63.0 million increase in trade accounts payable balance in connection with the final crop adjustments in the TSR price measured by the CONSECANA methodology, reflected in the cost of goods sold of fiscal year 2006; and

•	US$38.9 million increase in current portion of long-term debt, in accordance with the maturity schedule of our debt.

We believe our current liquidity, our cash flow from operations and the proceeds from the global offering will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Cosan’s capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were US$395.6 million and US$396.0 million in fiscal year 2007 and 2006, respectively. Excluding our acquisitions, our operating capital expenditures were US$356.2 million and US$135.2 million in fiscal years 2007 and 2006, respectively.

Cosan’s capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were US$396.0 million in fiscal year 2006 and US$77.3 million in fiscal year 2005. Excluding our acquisitions, our operating capital expenditures were US$135.2 million in fiscal year 2006 and US$68.8 million in fiscal year 2005.

We recently announced plans to invest approximately US$1.7 billion over the next four fiscal years to increase our processing capacity by approximately 50%. We believe the expansion plans and the development of greenfield projects will expand our sugarcane processing capacity to 60 million tons by fiscal year 2012 from 40 million tons as of April 30, 2007.

Our capital expenditure program is focused on five key areas:

Greenfield Project

We are currently building a state-of-the-art ethanol plant in the State of Goiás, Brazil, in a project composed of three plants, which is in final stages of environmental licensing. We have acquired the land for the industrial facilities and entered into leases for approximately 100,000 hectares for sugarcane cultivation, representing approximately 75% of the land required for the project. Our estimated capital expenditure for this project is approximately US$650 million, and we expect it to start producing ethanol in fiscal year 2009, reaching full capacity by fiscal year 2012, with an expected crushing capacity of 10 million tons of sugarcane and production of approximately 240 million gallons (900 million liters) of ethanol per year. See “Business—Properties—Greenfield Project”.

Expansion of Our Crushing Capacity

We intend to invest approximately US$500 million to expand the crushing capacity of our mills to 50.6 million tons per year from its current capacity of 40.0 million tons, by the end of fiscal year 2012. These investments are expected to be applied in our Univalem, Gasa, Ipaussu, Destivale, Mundial, Bonfim and Junqueira mills, both in industrial equipments and in new sugarcane crop plantation.

Cogeneration Projects

We intend to invest in cogeneration projects in eight of our existing 17 mills that will allow these mills to sell energy to third parties. We are currently engaged in three projects related to the development of energy cogeneration in three of our mills to sell energy to third parties, with budgeted capital expenditures anticipated to be disbursed by the end of fiscal year 2011 of approximately:

•	US$72.2 million at Costa Pinto;

•	US$45.5 million at Rafard; and

•	US$62.2 million at Bonfim.

These investments will be made under three 15-year agreements for the supply of electricity totaling 455,520 MWh/year, with current average prices of US$72.0 per megawatt-hour, which resulted from our winning two “new energy” auctions held in December 2005 and October 2006. We plan to expand our investment by approximately US$325 million in order to generate approximately 680,000 additional MWh/year that will be available for sale by our Gasa, Univalem, Diamante, Ipaussu and Barra mills.

Mechanization of Harvests

We intend to invest approximately US$100 million in equipment to enable us to further mechanize our harvest and achieve approximately 80% mechanization of our sugarcane fields by fiscal year 2012, which we believe will reduce our production costs and emissions and increase our profits from the non-burned biomass.

Industrial Equipment

We intend to invest approximately US$50 million in industrial equipment for our 17 existing mills, which we believe will improve our operating cost efficiency through the improvement of certain of our industrial processes, such as ethanol processing, milling, juice treatment, sugarcane washing and sugar processing.

Indebtedness

Our total debt of US$1,378.6 million at April 30, 2007 was higher than our total debt of US$988.3 million at April 30, 2006. Our short-term debt, comprised only by current portion of long-term debt and interests accrued, represented 2.6% of our total indebtedness at April 30, 2007. Our U.S. dollar denominated debt at April 30, 2007 represented 82.3% of our indebtedness. In addition, at April 30, 2007, approximately 77.4% of our total indebtedness was unsecured.

As of April 30, 2007, we had total assets of US$3,253.4 million compared to US$2,691.8 million at April 30, 2006. Our total assets increased significantly in fiscal year 2007 mainly as a result of the increase in our cash and cash equivalents balances, inventories, advances to suppliers, property, plant and equipment and accounts receivable from the federal government, funded both from our net income for the fiscal year and the issuance of US$400.0 million 7% senior notes due 2017. Our net debt at April 30, 2007 was US$697.9 million, an increase over our net debt of US$517.4 million at April 30, 2006, mainly resulting from reductions in cash and cash equivalents caused by the expenses with increased inventories, advances to suppliers and property, plant and equipment balances.

Certain of our long-term debt agreements, in particular the US$200.0 million 9.0% senior notes due 2009 and the IFC Loans, require us to comply with certain financial and negative covenants. Our US$450.0 million 8.25% perpetual notes and our US$400.0 million 7.0% senior notes due 2017 limit our ability and the ability of our subsidiaries to enter into certain transactions with shareholders or affiliates, create liens and engage in a merger, sale or consolidation transaction. The US$200.0 million 9.0% senior notes due 2009 limits our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends or redeem share capital, make investments and certain other restricted payments, engage in sale-leaseback transactions, enter into certain transactions with shareholders or affiliates, guarantee debts, sell assets, create liens or engage in a merger, sale or consolidation transaction. The financial covenant of the US$200.0 million 9.0% senior notes due 2009 is to maintain a ratio of net debt/EBITDA (calculated from the financial statements in reais prepared in accordance with Brazilian GAAP of Cosan) less than 3.5 times to incur indebtedness. The IFC financing includes restrictions on our ability to incur additional indebtedness and pay dividends. The financial covenants of the IFC financing, all of them calculated from Cosan’s financial statements in reais prepared in accordance with Brazilian GAAP, are described below under “—IFC Loans”. We are currently in compliance with each of these covenants, and we believe that we will be able to comply with these covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our expansion plans.

IFC Loans

On June 28, 2005, Cosan entered into a US$70.0 million credit facility with IFC. Cosan used the proceeds of the loans, or “IFC Loans”, to expand and modernize our mills and refineries. The IFC Loans consist of two loans: (1) up to a US$50.0 million loan, or “IFC A Loan”; and (2) up to a US$20.0 million loan, or “IFC C Loan”. On October 14, 2005, we borrowed the full amount under the IFC C Loan, and on February 23, 2006, we borrowed the full amount available under the IFC A Loan.

Interest on the IFC Loans is payable semi-annually in arrears on January 15 and July 15 of each year, at the rate of LIBOR plus 3.75% per annum for the IFC C Loan and at the rate of LIBOR plus 3.75% per annum for the IFC A Loan. Pursuant to the terms of the IFC Loan agreement, Cosan granted IFC an option to purchase an amount of its common shares equal to the reais equivalent of US$20.0 million divided by R$48.0. IFC elected to partially (and not fully) exercise its option to convert US$5.0 million of the IFC C Loan into 228,750 (or 686,250 following the three-for-one stock split of August 2006) of Cosan’s common shares, and the outstanding US$15.0 million principal amount of the IFC C Loan will be payable in a single principal installment on January 15, 2013 and will bear additional interest at a rate calculated based on a formula linked to Cosan’s EBITDA based upon its annual audited financial statements for the applicable fiscal year. The IFC A Loan will be payable in 12 semi-annual, approximately equal installments commencing on July 15, 2007.

The IFC Loans are secured by a mortgage over the Da Barra mill and certain equipment of Da Barra. In addition, the IFC Loans are jointly and severally guaranteed by Mr. Rubens Ometto Silveira Mello, Amaralina, and Cosan’s subsidiaries, Da Barra, Cosan Portuária, Cosan Refinadora and Agrícola Ponte Alta S.A., or

“Agrícola Ponte Alta”. The IFC Loans include certain ongoing covenant obligations on Cosan, including, restrictions on Cosan’s payment of dividends or its incurrence of additional debt if certain financial ratios are not satisfied. As a result, Cosan may not incur additional indebtedness if after the incurrence of such indebtedness Cosan’s current ratio is less than 1.3 to 1.0, long term debt to equity ratio exceeds 1.3 to 1.0 or net debt to EBITDA ratio exceeds 3.5 to 1.0.

In addition, as a condition precedent to the IFC Loan agreement, Cosan, together with Mr. Rubens Ometto Silveira Mello and certain of Cosan’s then controlling shareholders and subsidiaries, entered into an equity rights agreement with the IFC, pursuant to which tag-along rights and a put option were granted to the IFC, and Mr. Rubens Ometto Silveira Mello, directly or indirectly, is required to maintain no less than a 51% minimum ownership level in certain of their equity investments. See “Principal Shareholders—Shareholders’ Agreements and Other Arrangements—Cosan—IFC Loans”.

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos)

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered agricultural producers with certain types of debt the opportunity to acquire CTNs in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt, and these securities would mature in 20 years. The acquisition price was calculated as the present value, discounted at a rate of 12.0% per year or at the equivalent of 10.4% of its face value. The face value of the CTNs will be readjusted according to IGP-M plus 12.0% per year. The CTNs were deposited as a guarantee and cannot be sold until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt. We joined the PESA program between 1998 and 2000 and the program is structured to automatically settle our PESA debt between 2018 and 2020. Our PESA debt is guaranteed by mortgages on our land.

As of April 30, 2007, our PESA related outstanding debt totaled US$197.2 million, compared to US$176.8 million as April 30, 2006. As of April 30, 2007, our CTN credits totaled US$82.2 million, compared to US$72.9 million at April 30, 2006. Our total debt, excluding PESA debt, was US$1,181.3 million at April 30, 2007. Our net debt, excluding CTN credits and PESA debt, was US$582.9 million at April 30, 2007.

Contractual Obligations

The following table sets forth the maturity schedule of our material contractual obligations at April 30 2007:

	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	(in millions of US dollars)
Long-term debt obligations(1)	US$	1,378.6	US$	36.1	US$	216.4	US$	13.5	US$	1,112.6
Operating lease obligations		611.7		56.0		110.4		105.4		339.8
Purchase obligations(2)		595.2		134.0		242.2		118.2		80.5
Advances from customers		48.6		24.3		24.3		—		—

Total	US$	2,634.0	US$	250.3	US$	593.3	US$	257.5	US$	1,532.9

(1)	Less than 1 year amounts include accrued interest over the existing debt; long-term installments do not include any interest.
(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 147.5kg per ton, at a price of US$158.2 per ton as defined by CONSECANA for April 2007.

Our long-term debt consists primarily of:

•	US$450 million perpetual notes with call option for Cosan beginning on February 2011;

•	US$400 million senior notes due February 2017;

•	US$200 million senior notes due November 2009;

•	US$197.2 million PESA debt due between 2018 and 2020, payable against CTN credits;

•	US$50.0 million IFC A Loan with 12 semi-annually equal installments starting on July 2007; and

•	US$15.0 million IFC C Loan due January 2013 with call option for Cosan.

We believe we will be able to refinance our existing debt in favorable market conditions. However, if we experience unfavorable market conditions, we believe that we already have available cash to repay our debt obligations due in the next three fiscal years, and, after that period, we expect to repay our debt obligations as they become due with cash generated by our operations.

Off-Balance Sheet Arrangements

As of April 30, 2007, we leased 290,000 hectares, through approximately 1,600 land lease contracts with an average term of five years. Three of these contracts (covering 35,701 hectares) are with entities controlled by our chief executive officer and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA. In fiscal year 2007, we paid an average of 16.4 tons of sugarcane per hectare, and an average of 123 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1715 million per kilogram of TSR under our land lease contracts.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks. We use derivative financial instruments solely for the purpose of managing market risks, primarily fluctuations in commodity prices and foreign exchange. While these hedging instruments fluctuate in value, these variations are generally offset by the value of the underlying hedged exposures. The counterparties to these contractual arrangements are primarily commodities exchanges, in the case of commodity futures and options, and major financial institutions, in the case of foreign exchange derivative instruments and interest rate swaps. As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit-related losses. We do not enter into derivative or other hedging instruments for speculative purposes.

We have formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls. See “Management” and “—Hedging Transactions and Exposures”.

Commodities Risk

The availability and prices of agricultural commodities fluctuate widely due to unpredictable factors, such as weather, level of crop plantings, worldwide government agricultural programs and policies, changes in global demand resulting from population growth and migration, changes in standards of living and global production of similar, competitive products. We enter into various types of derivative contracts, primarily commodity exchange-traded futures and options, mainly in order to manage our exposure to adverse price changes in sugar. We use a sensitivity analysis to regularly estimate our exposure to market risk on our agricultural commodity position.

Based on the sugar and ethanol sales volumes in fiscal year 2007, we believe that a hypothetical 10% decrease in unhedged prices would reduce our sugar and ethanol net sales by approximately US$61.2 million and US$55.1 million, respectively, in fiscal year 2007 as set forth below.

	Fair Value— Net Sales		Sales Volume	Market Risk—10% Price Decrease
	(in millions of US$)		(thousand tons of sugar or thousand liters of ethanol)	(in millions of US$)
Sugar sales volumes in fiscal year 2007	US$	1,031.7	3,240.5	US$	61.2
Hedged sugar position at April 30, 2007		419.4	1,317.3		—
VHP sugar		381.1	1,196.9		—
White sugar		38.3	120.4		—
Unhedged sugar position at April 30, 2007		612.3	1,923.2		61.2
Ethanol sales volumes (unhedged) in fiscal year 2007		551.5	1,322.1		55.1

Total unhedged position at April 30, 2007	US$	1,163.8		US$	116.4

For risk management purposes and to evaluate our overall level of commodity price exposure, we further reduce our exposure to commodity market risk by the sugar and ethanol produced from sugarcane that we purchase from growers and sugarcane harvested from leased land, as we pay for the lease costs in TSR. Unlike sugarcane harvested from our own land, the price of sugarcane supplied by growers or the lease payments we incur to produce sugarcane harvested by us from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to our sugar price exposure. When we acquire sugarcane from growers, we take samples from the delivered sugarcane to measure its sugar content and pay only for the TSR that we acquire according to a formula established by CONSECANA. In addition, the lease payments are also calculated based on an established TSR volume and a price calculated using the CONSECANA formula. Based on the foregoing, we believe that a hypothetical 10% decrease in prices would increase our net market risk by US$68.3 million as set forth below.

	Fair Value— Net Sales		Market Risk—10% Price Decrease
	(in millions of US$)
Total unhedged position at April 30, 2007	US$	1,163.8	US$	116.4
Sugarcane paid to growers in fiscal year 2007		(381.5)		(38.1)
Sugarcane from leased land in fiscal year 2007		(99.4)		(9.9)

Net unhedged position at April 30, 2007	US$	682.9	US$	68.3

As of April 30, 2007, we had entered into hedging agreements with respect to 1,196.9 thousand tons of VHP sugar at an average fixed price of US$0.1128 per pound and 120.4 thousand tons of refined sugar at an average fixed price of US$328.23 per ton.

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. We engage in interest rate-related hedging transactions from time to time for reasons other than trading or speculative purposes. 77.4%, or US$1,066.3 million, of our consolidated total debt outstanding of US$1,378.6 million at April 30, 2007 was fixed rate debt. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”, the Long-Term Interest Rate (Taxa de Juros ao Longo Prazo), or “TJLP”, Reference Rate (Taxa Referencial), or “TR”, General Price Index—Market (Índice Geral de Preços—Mercado), or “IGP-M”, and Interbank Deposit Certificate (Certificado de Depósito Interbancário), or “CDI”. Based on the amount of our floating-rate indebtedness at April 30, 2007, we believe that a hypothetical 10% increase in interest rates would increase our interest expense by US$18.8 million in fiscal year 2007.

Foreign Currency Exchange Rate Risk

A substantial portion of Cosan’s net sales is denominated in U.S. dollars. Exports amounted to US$1,014.8 million in fiscal year 2007. Based on our net sales from exports in fiscal year 2007, we believe that a hypothetical 10% depreciation of the U.S. dollar to the real would decrease our net sales by US$101.5 million in fiscal year 2007. The majority of Cosan’s costs are denominated in reais, therefore, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar.

We enter into transactions involving derivatives with a view to reducing our exposure to foreign exchange rate variations on exports. We operate mainly in the OTC segment with leading institutions, through non-deliverable forwards, or “NDFs”, and swaps. We use a sensitivity analysis to regularly estimate our exposure to foreign exchange risk on our export positions. Based on our export net sales in fiscal year 2007, we believe that a hypothetical 10% decrease in foreign exchange would reduce our export net sales by approximately US$82.4 million in fiscal year 2007 as set forth below.

	Fair Value— Net Sales		Foreign Exchange Volume		Foreign Exchange Risk— 10% Decrease
	(in millions of US$)		(in millions of US$)		(in millions of US$)
Hedged export net sales at April 30, 2007	US$	191.0	US$	191.0	US$	—
Unhedged export net sales at April 30, 2007		823.8		823.8		82.4

Total export net sales in fiscal year 2007	US$	1,014.8	US$	1,014.8	US$	82.4

A substantial portion of Cosan’s debt is denominated in U.S. dollars. We are therefore exposed to market risk related to exchange movements between the real and the U.S. dollar. We engage from time to time in foreign exchange rate-related financial transactions for reasons other than trading or speculative purposes. As of April 30, 2007, 82.3%, or US$1,134.0 million, of our debt was denominated in U.S. dollars.

We estimate our foreign currency exchange rate risk as the potential devaluation of the real on our U.S. dollar-denominated debt and other U.S. dollar-denominated liabilities. Based on our outstanding U.S. dollar denominated exposure at April 30, 2007, we believe that a hypothetical 10% devaluation of the real would increase our financial expenses by US$81.1 million in fiscal year 2007 as set forth below.

	Debt at April 30, 2007		Market Risk on Net Financial Expenses
	(in millions of US$)
U.S. dollar-denominated debt	US$	1,134.0	US$	113.4
U.S. dollar-denominated advances from customers		48.6		4.9
U.S. dollar-denominated cash and cash equivalents		(300.3)		(30.0)
U.S. dollar-denominated derivative financial instruments (net)		(55.4)		(5.5)
U.S. dollar-denominated trade accounts receivable		(16.3)		(1.6)

Total U.S. dollar-denominated exposure	US$	810.5	US$	81.1

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation no. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements with SPAS 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of May 1, 2007, as required. Our management does not expect the adoption of FIN 48 to have a material effect on our consolidated financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Quantifying Financial Statement Misstatements” (“SAB No. 108”). Due to diversity in practice among registrants, SAB No. 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. Our management does not expect that SAB No. 108 will have a material impact on our results of operations or financial position.

OUR INDUSTRY

Sugarcane

Sugarcane is the primary raw material used in the production of ethanol and sugar. It is a tropical grass that grows best in locations with warm temperatures and high humidity during the summer and cold and dry weather during the winter. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane.

Sugarcane in Brazil

Sugarcane is produced in the Center-South and the North-Northeast regions of Brazil, and it has two harvesting periods, one from March to November in the Center-South region, and another from September to March in the North-Northeast region. Most sugarcane production is located in the Center-South region, which accounted for 87.5% of Brazil’s sugarcane production, 90.4% of its sugar production and 86.6% of its ethanol production during the 2006/2007 harvest, according to the Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira do Estado de São Paulo), or “UNICA”.

Sugarcane Production Regional Breakdown – 2006/2007 harvest (in million metric tons)

Source: UNICA.

Brazil has approximately 320.0 million hectares of arable area, representing 37.6% of the country’s total area of 850.0 million hectares. Currently, 58.1 million hectares, or 18.2% of the total arable area in Brazil is cultivated. Sugarcane plantation currently represents 6.7 million hectares, or 11.5% of the country’s total cultivated area. According to IBGE, sugarcane is the “third crop” of Brazil, after soybeans and corn (35.4% and 23.5% of cultivated areas, respectively).

World Ethanol Industry

Ethanol is an alcohol-based, cleaner-burning fuel than gasoline produced from feedstock such as sugarcane, corn, wheat and beet. It is a high-octane fuel and therefore highly efficient and preventive of engine knock. Ethanol can also be used as an oxygenate additive to gasoline to increase octane quality and reduce carbon monoxide emissions by improving combustion.

Ethanol Production

In the past six years, global ethanol production grew approximately 70%, from approximately 7.8 billion gallons (29.3 billion liters) in 2000 to approximately 13.1 billion gallons (49.7 billion liters) in 2006. We believe the ethanol market is still in its early stages of development. Global demand for ethanol is rising as a result of a focus on reducing exposure to oil price volatility and dependence on oil-exporting countries in areas of political instability, as well as increased emphasis on promoting biofuels. Currently, the United States and Brazil are the principal producers and consumers of ethanol. In the United States, domestically-produced ethanol is made primarily from corn. Ethanol production in the United States benefits from governmental support in the form of federal blenders credits and state-level usage mandates. In Brazil, ethanol is made primarily from sugarcane and benefits from governmentally mandated usage and the growth of flex fuel vehicles sales. Brazil completed the deregulation of the ethanol and sugar industries in the late 1990s. In the 2006/2007 harvest, approximately 4.7 billion gallons (17.8 billion liters) of ethanol were produced in Brazil.

The following charts illustrate the evolution of ethanol production during the past five years and highlights the world’s largest ethanol producers in 2006.

Source: F.O. Licht.

* Estimate.

Source: F.O. Licht.

Ethanol Usage

Approximately 77% of global ethanol production is consumed as fuel either in flex fuel cars or as an additive to gasoline. As a gasoline additive, anhydrous ethanol has three specific applications:

•

Emission reduction. As a result of its high oxygen content, when burned, carbon monoxide emissions when vehicles used a 10% blend of ethanol were found to be between 25% and 30% lower relative to gasoline, according to the tests carried out at the National Center for Vehicle Emissions Control and Safety at Colorado State University. Ethanol blends also reduce emissions of hydrocarbons, a major contributor to the depletion of the ozone layer. Also, sugarcane plantations have a positive environmental effect by absorbing carbon dioxide through photosynthesis.

•

Relevant blending component. As gasoline consumption grows, blending of ethanol can contribute to preservation of non-renewable fossil fuel sources as well as help to overcome refining capacity constraints.

•

Octane enhancer. Ethanol has an octane rating of 113 whereas the regular and premium unleaded gasoline sold in the United States have average octane ratings of 87 and 93, respectively. When added to gasoline, ethanol increases the octane rating of sub-octane fuel for production of regular grade gasoline or to upgrade regular gasoline to premium grades.

In addition, hydrous ethanol can be used as an alternative to gasoline in flex fuel vehicles, which are designed to operate on gasoline, ethanol or a mixture of both. We expect the increase in production of flex fuel vehicles, to further increase the demand for ethanol as an alternative to gasoline in Brazil. Ethanol as an alternate fuel in the United States is currently limited due to supply constraints, the absence of distribution systems for hydrous ethanol and other factors. Nonetheless, we believe that the experience in Brazil suggests that ethanol has the potential to capture a much greater share of the U.S. fuel supply. As an alternative fuel source, hydrous ethanol minimizes exposure to fossil fuels shortages and therefore could further reduce trade balance deficits and exposure to politically unstable oil production regions.

Ethanol Demand

Global demand for ethanol is increasing as a result of a focus on reducing exposure to oil price volatility and dependence on oil-exporting countries concentrated in areas of political instability, as well as increased emphasis on promoting biofuels. Industry sources estimate that the broader adoption of cleaner-burning fuels derived from renewable sources worldwide may increase ethanol demand by 8 billion gallons (39 billion liters) in the next few years.

United States. Under the Energy Policy Act of 2005, the national Renewable Fuels Standard requires the blending into gasoline of at least 7.5 billion gallons of renewable fuels by 2012. In addition, President Bush’s “Twenty in Ten” initiative, announced during the 2007 State of the Union address, sets the goal of reducing U.S. gasoline consumption by 20% over the next ten years, with three-quarters of this reduction to be achieved through the use of 35 billion gallons (132.5 billion liters) of renewable and alternative fuels.

European Union. In January 2007, the European Commission proposed legislation which sets a goal of achieving a 10% biofuel share in transport fuels by 2020. This legislation enhances the goal set by the European Parliament and Council of the European Union in 2003 that 5.75% of all transportation fuels be biofuels by 2010.

Although the ethanol industry is also regulated and protected in several countries, we expect our future access to the international ethanol markets to increase with the greater use of ethanol as an additive to gasoline and its additional support for ethanol’s perceived environmental benefits.

There is disagreement in the scientific community about the wisdom of policies encouraging ethanol production. Some past studies have challenged whether ethanol is an appropriate source of fuel and fuel additives because of concerns about energy efficiency, potential health effects, cost and impact on air quality. At this time the energy policies of governments in several countries strongly support ethanol production. However, if a consensus develops that there are energy efficiency concerns, adverse health effects on air quality issues with ethanol, or if ethanol production does not enhance such countries’ overall energy policies, our ability to economically produce and market ethanol could be materially and adversely affected.

International Renewable Fuel Policies
Brazil	Gasoline is required to include 20-25% ethanol (currently at 25%). In 2008, gasoline will be required to include 2% biodiesel, increasing to 5% in 2013.
United States	Government energy policies will create a market for approximately 7 billion gallons of renewable fuel through 2012. In January 2007, President Bush announced a target of 35 billion gallons by 2017.
European Union	2% of fuel must be renewable, increasing to 5.75% in 2010.
Thailand	10% of gasoline is required to be ethanol in all gas stations in Bangkok.
China	Five districts require the addition of 10% ethanol to gasoline.
Japan	Requires that gasoline be 3% of ethanol, increasing to 10% in 2010.
India	Requires that gasoline be 5% ethanol.
Argentina	By 2010, 5% of gasoline will be required to be ethanol.
Colombia	Requires that gasoline be 10% ethanol in large cities.
Australia	Up to 10% ethanol may be added to gasoline.
Source: Renewable Fuels Association.

U.S. Ethanol Industry

Ethanol is currently marketed across the United States as a fuel additive that reduces vehicle emissions as part of federal and state cleaner-burning fuel programs. Ethanol is also marketed as an octane enhancer to improve vehicle performance and reduce engine knock. Ethanol in the United States is primarily produced from corn and benefits from federal tax credits available to blenders and state-level mandatory blending requirements.

Approximately 92% of U.S. ethanol production is currently used as a fuel additive in gasoline, while the remaining production is primarily utilized for industrial purposes. In particular, two programs in the U.S. Federal Clean Air Act, the Winter Oxyfuel Program and the Reformulated Gasoline Program, require the use of oxygenated gasoline in regions with certain levels of air pollution. Due to their availability and cost, ethanol and methyl tert-butyl ether, or “MTBE”, were the two primary additives historically used to meet the Clean Air Act’s oxygenate requirements. However, growing public concern about MTBE contamination of water supplies due to leaks from underground gasoline storage tanks and other discharges resulted in a number of states banning or significantly limiting the use of MTBE and switching to the use of ethanol. Twenty-five states, including California and New York have now banned or significantly limited the use of MTBE. As a result, ethanol is the primary clean air oxygenate currently used in the United States.

Ethanol consumption in the United States has grown from 2.1 billion gallons (7.9 billion liters) in 2002 to 5.4 billion gallons (20.4 billion liters) in 2006.

Brazilian Ethanol Industry

Decades of public and private sector investment in alternative fuels have made Brazil a leader in the global ethanol industry. Ethanol is used in Brazil as to both fuel additive and as a substitute for gasoline through the growing flex fuel car fleet, which operate using ethanol or gasoline (or a mixture of both). Brazil produced 4.7 billion gallons (17.8 billion liters) during the 2006/2007 harvest, representing 33% of worldwide production, which positioned the country as the second largest producer, and largest exporter, of ethanol in the world. Approximately 80% of Brazil’s ethanol production is currently sold in the domestic market.

The introduction of flex fuel vehicles in Brazil in March 2003 added significant demand for hydrous ethanol. The tax reclassification of flex fuel vehicles, which lowered taxes on these vehicles from the level at which gasoline-only vehicles are taxed to the level at which ethanol-only vehicles are taxed, contributed to the increase in the production and sales of such vehicles. In 2006, approximately 1.3 million flex fuel cars were sold in Brazil, representing 82% of new car sales in the country. Approximately 80% of the current Brazilian automotive fleet consists of vehicles that were produced prior to the introduction of flex fuel technology. We believe that the continuing sales of flex fuel cars will increase the demand for hydrous ethanol in Brazil. Although ethanol is approximately 25% less fuel efficient than gasoline, a significant number of owners of flex fuel cars are currently opting to use ethanol because it is less expensive. According to the forecasts of LMC International Ltd., or “LMC”, the demand for hydrous ethanol in Brazil is expected to reach 6.6 billion gallons (25.0 billion liters) by 2015.

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, Brazilian ethanol prices are now increasingly correlated to gasoline prices and, consequently, oil prices. In addition, flexibility on the supply side of the market, given that most mills in Brazil are able to transform the sugar content of sugarcane into either ethanol or sugar, has led to a high correlation between ethanol and sugar prices. We believe that the correlation among ethanol, sugar and oil prices will increase over time.

Source: Bloomberg, CEPEA/ESALQ.

(1)	Based on the CEPEA/ESALQ weekly ethanol prices in Brazil, translated into US$.

Ethanol production is concentrated in the Center-South region of Brazil, which has 325 producing mills, and, in particular, in the State of São Paulo. The Center-South region supplies over 90% of Brazil’s ethanol output. According to UNICA, Brazilian ethanol exports during the 2006/2007 harvest grew by 20% and are expected to reach 1.5 billion gallons (5.5 billion liters) by 2012. Brazil exported approximately 0.95 billion gallons (3.6 billion liters) of ethanol in the 2006/2007 harvest, representing an increase in exports of approximately 300% from 2003. Brazil is currently the largest ethanol exporter in the world with a 44% market share.

Source: F.O. Licht.

Cost Comparison

Ethanol in Brazil is produced from sugarcane, which is also used to produce sugar. Ethanol production from sugarcane has higher energy efficiency than ethanol produced from other feed stocks, with an energy output/input ratio of 8.3 compared to 1.9 for sugar beets, 1.3 to 1.8 for corn and 1.2 for wheat. Sugarcane has the highest ethanol productivity per hectare among currently commercially viable renewable fuel feedstocks.

Source: Inter-American Development Bank.

The following table presents a productivity comparison between sugarcane and corn:

Raw Material	Production/Hectare	Quantity of Feedstock/Liter of Ethanol	Quantity of Ethanol/Hectare
Sugarcane	85,000kg	12.0kg	7,080 liter
Corn	10,000kg	2.8kg	3,570 liter

Source: Inter-American Development Bank.

Brazil’s favorable climate, soil and topography provide a natural competitive advantage for sugarcane harvest in comparison to other countries. Sugarcane planted in Brazil can be harvested five or six times before re-planting due to higher yields as opposed to two or three times in India, the world’s second largest sugar producer. In addition, the yield of sugarcane plantations in Brazil has been significantly enhanced during the last 30 years mainly as a result of new sugarcane varieties and new planting and harvesting techniques. According to IBGE, from 1975 to 2006, the average Brazilian yield per hectare increased at an annual growth rate of 1.5% reaching 74.1 metric tons per hectare in 2006. In addition, Brazilian sugarcane mills are also powered by bagasse and leaves, sugarcane’s by-products, which when burned in boilers generate steam and electric energy. A large part of Brazilian mills are energy self-sufficient. As a result, Brazilian ethanol has the lowest production costs in the world.

Source: Czarnikow Sugar Futures Limited.

Other Benefits of Sugarcane Versus Corn for Ethanol Production

Perennial Crop. Sugarcane is a perennial crop that does not require planting for five to six harvests, while corn requires annual replanting.

Lower Crush Spread Risk. Integrated operations, with plantations in owned or leased land and owned mills, avoid the margin compression usually faced by corn-based ethanol producers, who normally do not own their corn supply and are subject to volatility in corn prices.

Sugarcane is Not an Animal Feedstock. Rising prices and the availability of animal feed supplies, such as corn, have been a concern with respect to the increased use of ethanol in the United States and elsewhere.

Environmental Considerations. Producing ethanol out of sugarcane is more energy efficient than producing ethanol from corn or sugarbeets. Because sugarcane producers are energy self-sufficient, the energy conversion power of sugarcane-based ethanol is much higher than other ethanol feedstock that use, in most cases, some pollutants and expensive sources of energy. While sugarcane ethanol produces approximately 8 times more energy than it needs to be produced, corn-based ethanol, in turn, produces approximately 1.5 times. Furthermore, due to sugarcane’s higher biomass concentration, CO2 absorption through its photosynthesis process is also much higher per hectare than corn. Sugarcane yields in Brazil approximately 74 tons per hectare on average and even more, if the leaves are also taken into account, while corn yields approximately 10 tons per hectare.

Cellulosic Ethanol

Ethanol researchers are currently developing and implementing cellulosic biomass ethanol production, which converts cellulosic biomass to sugar through hydrolysis and then ferments these sugars to produce ethanol. Current research is underway using sulfuric acid to break down cellulose and hemicellulose into fermentable sugars.

One of the major advantages of this process is that, if successful, it is expected to dramatically expand the list of feedstocks which could be used in ethanol production. Potential ethanol feedstocks for this process include sugarcane bagasse, sugarcane leaves, corn stalks, rice straw, wood chips, and fast-growing trees and grasses. Also, cellulosic ethanol is considered to be even more effective than regular ethanol in reducing carbon emissions. The U.S. Energy Policy Act of 2005 provides for a minimum of 250 million gallons of cellulosic ethanol in the renewable fuels standard by 2013 in the United States.

We believe advances in cellulosic ethanol production may complement sugarcane-based ethanol. Cellulosic ethanol produced from sugarcane bagasse and other sugarcane by-products would have greater potential than the ones produced from other commodities, such as corn, because the bagasse and leaves produced by sugarcane mills are ideally suited for the ethanol hydrolysis process due to their higher ethanol content and are already available at the plant, avoiding additional transportation and storage costs.

A metric ton of sugarcane results in approximately 250 kilograms of cellulosic material in the form of bagasse and other solid by-products, a higher ratio than wheat or corn, the two other primary potential cellulosic ethanol feedstocks, and as such sugarcane has the potential to be one of the least expensive feedstocks for cellulosic ethanol production. Additionally, the level of lignification in bagasse and other sugarcane by-products is lower than in other cellulosic ethanol feedstocks, making it easier to expose cellulose to hydrolysis, which improves overall yield and processing efficiencies.

Several studies are being developed on cellulosic ethanol technology but currently the available production is not economically viable. Technological innovation could dramatically reduce the cellulosic ethanol production cost. However, the scientific breakthroughs necessary to make cellulosic technology commercially viable may be 10 to 20 years away. Industry specialists currently predict that cellulosic ethanol may represent the future of the ethanol industry.

World Sugar Industry

Sugar is a staple consumer product and an essential commodity produced in various parts of the world. Sugar is primarily derived from sugarcane and sugar beet, with sugarcane accounting for more than 70% of the world’s total sugar production. Sugar has agricultural and industrial applications and its production is both labor and capital intensive.

Production and Consumption

Worldwide sugar production has more than doubled since the early 1970s, from approximately 72 million tons in 1971 to approximately 159 million tons (of raw sugar equivalent) in the 2006/2007 harvest, according to the LMC. Sugar consumption has also increased steadily to approximately 150 million tons during the 2006/2007 harvest. We believe that the consumption of sugar is likely to continue to grow due to overall population growth, increasing purchasing power of consumers in many areas of the world, increasing worldwide consumption of processed foods as a result of widespread migration from rural to urban areas. Accordingly, we believe the strongest future growth in per capita sugar consumption is likely to occur in Asia, where per capita income is rapidly increasing. For example, in China, low per capita use of sugar products suggests strong growth potential as rural populations migrate to urban areas where sugar consumption per capita is significantly higher than the country’s overall average. The following chart illustrates the per capita sugar consumption of certain countries for the 2006/2007 harvest.

Source: LMC.

(1)	Numbers refer to 2006/2007 U.S. per capita consumption, including the total consumption of sugar and corn glucose, divided by the U.S. population, as reported by the Food and Agriculture Organization.

The world’s largest consumers of sugar are typically the world’s largest producers, with the five largest sugar producing countries accounting for approximately 60% of the world’s sugar output. Brazil is the largest sugar producer with an approximate 20% share of total world sugar production. The next largest producers are India and the European Union, with approximately 16% and 11% shares, respectively.

The following charts identify, by country, the largest producers of sugar and the major exporters of sugar during the 2006/2007 harvest. The charts also include Cosan’s production and exports of sugar and ethanol (expressed on a sugar equivalent basis) in fiscal year 2007.

Source: LMC, company.

(1)	Cosan production and exports refer to the fiscal year 2006. Sugar production includes 3.18 million tons of sugar and 2.06 million tons of sugar-equivalent ethanol.

Sugar Prices

Most sugar producing countries, including the United States and member countries of the European Union, have protected their sugar production from foreign competition by establishing government policies and regulations that affect sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. See “Risk Factors—Risks Related to our Business—Our export sales are subject to a broad range of risks associated with international operations”. As a result of these policies, domestic sugar prices vary greatly in individual countries. The NY 11 is used as the primary reference for unregulated world raw sugar prices. Another price reference is the London No. 5 White Sugar Futures Contract, or Lon 5, which is traded on the LIFFE. Sugar prices in Brazil are set by reference to the prevailing unregulated international and domestic market prices by product. The United States and the European Union have instated high import duties and subsidized internal prices to protect their sugar producers. Prices of raw sugar in the United States and the European Union are, in general, approximately two to four times greater than the price of raw sugar quoted on the NY 11, while prices for raw sugar in Brazil are equal or similar to the NY 11 sugar price.

Sugar prices tend to follow a cyclical pattern because producers tend to respond slowly to changes in world prices. Sugarcane, the main source of global sugar production, generally follows a two- (Asia, India and Australia) or six-year (Brazil) plant cycle. Moreover, many sugar producers operate in regulated markets, insulated from world sugar price fluctuations and therefore do not tend to dramatically modify production in the face of changing international prices. Brazil, the leading global sugar producer, responsible for approximately 37% of global exports, plays a key role in the establishment of the world’s sugar prices. Appreciation of the real versus the U.S. dollar has also contributed to the increase in sugar prices in the international markets. From December 2003 until April 2007, the NY 11 raw sugar futures price has increased by approximately 61% and the Lon 5 futures price of refined sugar has increased 64%. The NY 11 raw sugar futures price in April 2007 was US$203.7 per ton, or approximately US$0.0924 per pound.

Trade Restrictions

Industry sources estimate that approximately 68% of the sugar produced in the world during the 2006/2007 harvest was consumed domestically by sugar producing countries. Despite the increase in the world sugar trade from approximately 28 million tons in 1990 to 52 million tons in the 2006/2007 harvest a 4.2% CAGR for the period, the sugar industry remains highly regulated and protected in several countries through quotas, subsidies and import restrictions.

Source: LMC.

The United States and the European Union, which according to the LMC consumed 9.3 million and 18.6 million tons of sugar in the 2006/2007 harvest, respectively, have protectionist policies in place, supported by lobbying efforts from farmers and processors. Brazil and other sugar producing nations have limited or no access to these large markets as a result of these trade restrictions. The European Union has been under pressure from other countries and international organizations to relax its sugar import regulations.

In August 2004, a WTO arbitration panel found that the European Union had exceeded the amount of subsidized sugar it was allowed to export under certain global trade agreements.

In June 2005, the European Agriculture Commissioner announced plans to cut sugar prices paid to sugar producers by approximately 39% in an effort to overhaul the European Union’s 40-year-old sugar subsidies system. The European Agriculture Commission proposed to phase in the cuts over two years and reduce output by more than a third by 2012. The proposal would reduce sugar prices in the European Union to approximately €404.4 (2009/10) per ton from current levels of approximately €631.9 (2005/06). If implemented, production in the European Union would drop from approximately 19.7 million tons per year in 2005 to approximately 12 million tons per year by 2012.

In July 2006, the European Union plan to restructure the internal sugar market came into force. The restructuring plan substantially reduces the prices paid to sugar producers over several years while also providing relief to non-competitive producers in an attempt to reduce excess internal production. The benchmark price for white sugar will decrease 36% during the term of the plan, from €631.9 per ton (2006/2007) to €404.4 per ton (2009/2010). In May 2007, the European Commission proposed an amendment to the restructuring plan to further encourage non-competitive producers to reduce production.

Artificial Sweeteners

The world market for artificial sweeteners, or high intensity sweeteners, or “HIS”, was dominated by saccharin until 1981. In 1981, aspartame, launched by GD Searle, revolutionized the artificial sweetener market because of its improved taste and lack of side effects. Currently, aspartame has the largest share of the artificial sweetener market and is sold under various brand names, including Equal, Candarel, Spoonfuls, Natrasweet and Nutrasweet.

Source: LMC.	Source: Tate & Lyle.

In recent years, sucralose, a third generation sweetener commercialized under the Splenda brand, has emerged as a competitor to aspartame. Sucralose (trichlorogalactosucrose), a sugar by-product, was first discovered in 1975 by modifying the sucrose (sugar) molecule to make a much sweeter alternative substance (600 times that of sugar) while retaining the natural taste of sugar. The chlorination of sugar produces sucralose, an artificial sugar-based sweetener that has no calories when ingested by humans. Unlike aspartame, sucralose is heat resistant and thus able to broaden the end-user market to include the canned and baked food industries, among others. Since its launch in mid–2000, Splenda has rapidly replaced other low-calorie sweeteners to become consumers’ preferred artificial sweetener. We believe that the growth in the production and use of sucralose, given its sugar base, may create significant growth opportunities for sugar producers.

Brazilian Sugar Industry

Brazil is one of the lowest cost producers of sugar in the world due to its favorable topography and climate and technological improvements of the sugarcane varieties and sugar and ethanol production processes. These improvements have resulted in longer harvesting cycles, higher sugarcane production per hectare and higher sucrose content from crushed sugarcane, which has yielded larger sugar outputs. Sugar production costs in Brazil are significantly lower than those of some of the world’s major sugar exporters, such as India and Thailand. Production costs for raw sugar in the Center-South region of Brazil are lower than those in the North-Northeast region due to a more favorable topography and climate, a more developed transportation infrastructure and the close proximity of mills to ports and major consumption centers. Privatizations of various highways, port facilities and railroads have improved Brazil’s transportation and export infrastructure which has resulted in reduced costs and shorter delivery times of sugar to world markets.

Brazil is one of the world’s largest consumers of sugar, having consumed approximately 11.4 million tons during the 2006/2007 harvest. The consumption of sugar in Brazil continues to grow principally as a result of an increase in processed products made from sugar. Brazil is also the world’s largest exporter of sugar, exporting

19.1 million tons during the 2006/2007 harvest according to LMC. Brazil accounts for approximately 37% of the world’s total sugar exports. Russia, Egypt, Nigeria and the United Arab Emirates are the main importers of Brazilian sugar. Brazilian sugar exports consist primarily of raw sugar and refined white sugar. Raw sugar is mainly handled and shipped in bulk, typically to refineries. The refined sugar is then used in manufacture of food products, such as chocolate powders, soft drinks or bakery products, as well as in pharmaceutical syrups. During the 2006/2007 harvest, Brazil exported 16.3 million tons of raw sugar, representing 78% of Brazil’s total sugar exports. The raw sugar exported by Brazil (also known as VHP sugar) has higher sucrose content than typical raw sugar and therefore considered a premium sugar product, commanding a premium of 4.05% over the raw sugar price in the international markets (typically based on the NY 11 price). During the 2006/2007 harvest, Brazil exported 4.7 million tons of refined white sugar, representing 24% of Brazil’s total sugar exports.

Snapshot of the Brazilian Industry

	Regions
2006/2007	Center-South		North-Northeast		Brazil
Number of mills	251		74		325
Area to be harvested (million hectares)	4,513.7		854.8		5,368.5
Cultivated area (million hectares)	5,310.2		1,005.7		6,315.9
Sugarcane offer (million tons)	372.4		53.0		425.4
Yield (tons/hectares)	82.5		62.0		79.2
Sugar production (million tons)	25.8		4.0		29.8
Ethanol production (thousand m3)	16.0		1.7		17.7
Production in TSR-product (million tons)	54.7		7.1		61.8
TSR/ton of sugarcane	146.9		134.7		145.4
Production mix (%):
Sugar	49.5	1%	58.8	0%	50.5	8%
Ethanol	50.4	9%	41.2	0%	49.4	2%
Average crushing capacity (million tons)	1,483.6		716.2		1,308.9
Export market:
Sugar (million tons)	17.0		2.6		19.6
Ethanol (billion liters)	3.2		0.4		3.6
Domestic market:
Sugar (million tons)	8.5		1.5		10.0
Ethanol (billion liters)	13.0		1.0		14.0
Production destination (%)
Sugar	57.2	8%	52.1	1%	56.6	8%
Ethanol	42.7	2%	47.8	9%	43.3	2%

Source: UNICA.

CORPORATE REORGANIZATION

We were incorporated in Bermuda on April 30, 2007 in preparation for our corporate reorganization and the global offering. We have not otherwise engaged in any operations or formed any subsidiaries. We believe that our incorporation in Bermuda, the corporate reorganization and the global offering will better position ourselves to take advantage of favorable industry trends and opportunities in the worldwide ethanol and sugar markets through a global platform.

We believe that our company’s global platform will enable us to expand Cosan’s activities beyond Brazil and to become a global renewable energy company. We intend to participate in rising ethanol markets, such as the United States and the European Union. In addition, we believe that our cost of capital will be reduced and we will be able to reach a larger and diversified shareholder base.

The key corporate reorganization events are as follows:

Prior to the completion of the global offering:

•

indirect contribution by Mr. Rubens Ometto Silveira Mello, our chairman and chief executive officer and controlling shareholder, of 51.0% of Cosan’s outstanding common shares to Cosan Limited in exchange for 96,332,044 of our class B series 1 common shares.

Completion of the global offering:

•

we are offering 86,935,086 class A common shares through the international underwriters in the United States and other countries outside Brazil. Concurrently with the international offering, we are offering 13,064,914 class A common shares in the form of BDRs through the Brazilian underwriters in Brazil. Immediately after the global offering, Mr. Rubens Ometto Silveira Mello will be able to exercise 91.1% of our voting power by virtue of his beneficial ownership of 100% of our class B series 1 common shares and 5.0% of our class A common shares, representing 51.6% of our issued and outstanding share capital, if the underwriters’ over-allotment options are not exercised, and 89.8% of our voting power by virtue of his beneficial ownership of 100% of our class B series 1 common shares and 4.3% of our class A common shares, representing 47.9% of our issued and outstanding share capital, if these options are exercised in full.

Following completion of the global offering:

•

launch of a voluntary exchange offer extending to Cosan’s existing shareholders the right to exchange common shares of Cosan for (1) class A common shares or, alternatively, BDRs representing class A common shares, of Cosan Limited or (2) solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares.

Our issued and outstanding share capital currently is comprised solely of class B series 1 common shares. Immediately following completion of the global offering, our issued and outstanding share capital will consist of class B series 1 common shares and class A common shares. No class B series 2 common share will be issued and outstanding immediately following the global offering. Each class B share entitles the holder to ten votes, while each class A common share entitles the holder to one vote. See “Description of Share Capital”. Each class B common share is convertible at any time at the option of the holder into one class A common share. Class B common shares will convert automatically into class A common shares when the class B common shares are either (1) transferred, subject to limited exceptions applicable to class B series 1 common shares, or (2) represent less than 45% of our outstanding voting power.

As used in this prospectus, the term “corporate reorganization” refers to the corporate actions or events described below.

Prior to the completion of the global offering:

•

Aguassanta and Costa Pinto, controlling shareholders of Cosan and both indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto will consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares. The remaining outstanding common shares in Cosan will continue to be held by the public; and

•

Aguassanta then contributed our class B series 1 common shares to Queluz Holdings Limited, its newly created British Virgin Islands subsidiary, which is also indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, in a manner that Queluz Holdings Limited and Costa Pinto will be our direct shareholders. We will own 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares.

Queluz Holdings Limited is a newly created holding company in the British Virgin Islands which has not been engaged in any operational activities and was created solely for purposes of the corporate reorganization. The above described steps of the corporate reorganization will be completed prior to the completion of the global offering and will not result in a change of control of the Company or Cosan. Mr. Rubens Ometto Silveira Mello will remain as our and Cosan’s indirect controlling shareholder.

Exchange Offer

Following the global offering, we intend to launch a voluntary exchange offer in Brazil and in the United States extending to Cosan’s existing shareholders the right to exchange common shares of Cosan for (1) class A common shares, or, alternatively, BDRs representing class A common shares, of Cosan Limited or (2) solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares.

Except for provisions of the class B series 1 common shares relating to the succession of our controlling shareholder and certain permitted transfers, the class B series 2 common shares will have the same rights of the class B series 1 common shares, including: (1) ten votes per share on all matters submitted to a vote of holders of common shares; and (2) the automatic conversion into class A common shares if they are transferred in any event or admitted for trading on any securities exchange, or if the aggregate outstanding class B series 1 common shares represent less than 45% of our voting power. Neither the class B series 1 common shares nor the class B series 2 common shares will be listed on the New York Stock Exchange, the São Paulo Stock Exchange or any securities exchange. See “Description of Share Capital”.

We currently anticipate filing the registration of the exchange offer in Brazil within 30 days from publication of the announcement of completion of the global offering. However, the actual launch date will be subject to regulatory and other approvals, including from both the CVM and the SEC.

Pursuant to CVM requirements, if between one-third and two-thirds of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, we will only be able to exchange common shares representing one-third of the Cosan shares held by existing minority shareholders on a pro-rata basis. If more than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered, we will be able to accept for exchange all common shares tendered. In that case, however, we will be required to, for an additional three-month period, provide non-tendering Cosan existing minority shareholders another opportunity to tender their common shares at the exchange ratio established for the exchange offer for class A common shares or, alternatively, BDRs representing class A common shares, of Cosan Limited or, solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares.

In accordance with Brazilian corporate law and CVM Instruction No. 361, dated March 5, 2002, as amended, appraisal reports of both Cosan and Cosan Limited will be prepared by independent appraisal firms, which will be made available before the exchange offer. We expect that the ratio for the exchange offer will be one-to-one, subject to adjustments based on available cash held by each company.

The exchange offer process may result in Cosan’s common shares being delisted from the Novo Mercado segment of the São Paulo Stock Exchange, although such shares could continue to trade on that exchange. See “Risk Factors—Risks Related to Our Class A Common Shares—We may not be able to implement successfully our corporate reorganization”.

Based on the acceptance level of Cosan’s shareholders in the exchange offer, we intend, subject to receipt of regulatory approvals (including from the CVM and the São Paulo Stock Exchange), to take the following actions:

•

if fewer than one-third of the common shares held by existing minority shareholders of Cosan are tendered in the exchange offer, we will accept for exchange all common shares tendered. The minimum free float level required by the Novo Mercado listing rules will be maintained, and Cosan will remain listed on the Novo Mercado segment of the São Paulo Stock Exchange;

•

if more than one-third and fewer than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered, we will only be able to exchange common shares representing one-third of the Cosan shares held by existing minority shareholders on a prorata basis. The minimum free float level required by the Novo Mercado listing rules will be maintained, and Cosan will remain listed on the Novo Mercado segment of the São Paulo Stock Exchange; and

•

if more than two-thirds of the common shares held by existing minority shareholders of Cosan are tendered, we will be able to accept for exchange all common shares tendered. In that case, however, we will, for an additional three-month period, agree to exchange common shares of Cosan for class A common shares, or, alternatively, BDRs representing class A common shares, of Cosan Limited or, solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares. The company will delist Cosan’s common shares from the Novo Mercado segment of the São Paulo Stock Exchange in the event that the free float does not exceed 10% following completion of the exchange offer.

After the corporate reorganization is completed, a substantial portion of the net proceeds from our sale of class A common shares will be advanced to Cosan in the form of intercompany loans, capital contributions or a combination thereof. In the case of intercompany loans, there will be no dilution to existing minority shareholders of Cosan, and the terms of such intercompany loans will be based on market terms. In the case of capital contributions, existing minority shareholders of Cosan will have preemptive rights under Brazilian law. Our board of directors will determine the manner in which the net proceeds will be advanced to Cosan.

An outline of the sequence of events contemplated in this corporate reorganization is presented below:

•	contribution of Cosan’s common shares to us;

•	global offering of our class A common shares and BDRs;

•	exchange offer; and

•	advance of funds from us to Cosan in the form of intercompany loans, capital contribution or a combination thereof.

The following charts set forth (1) our current capital structure, (2) our expected capital structure after completion of the global offering (assuming no exercise of the international and Brazilian underwriters’ over- allotment options) and (3) our capital structure after completion of the remainder of the corporate reorganization, which assumes all minority shareholders in Cosan migrate to Cosan Limited in the voluntary exchange offer.

(1)	Class B series 1 common shares held through Queluz Holdings Limited, a British Virgin Islands company, and Usina Costa Pinto S.A. Açúcar e Álcool, a Brazilian corporation both indirectly controlled by our controlling shareholder and class A common shares to be held through an entity controlled by our controlling shareholder.
(2)	Assuming that all of Cosan’s shareholders exchange common shares issued by Cosan for our class A common shares. If all of these shareholders exchange for our class B series 2 common shares, 51.3% of the voting power of our share capital would be held by the public.

We cannot assure you that all minority shareholders in Cosan will tender their Cosan common shares in the exchange offer for Class A common shares or, alternatively, BDRs representing class A common shares, or, solely for Cosan’s existing shareholders of record as of July 26, 2007, class B series 2 common shares of our company. See “Risk Factors—Risks Related to Our Class A Common Shares—We may not be able to implement successfully our corporate reorganization”.

BUSINESS

Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugarbeet. We believe that we are:

•

Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 36.2 million tons in fiscal year 2007 and 27.9 million tons of sugarcane in fiscal year 2006 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

•

Ethanol: the largest ethanol producer in Brazil and the second largest in the world, having produced 326.7 million gallons (1.2 billion liters) in fiscal year 2007 and 241.7 million gallons (915.0 million liters) in fiscal year 2006, and the largest exporter of ethanol in the world, having exported 72.6 million gallons (274.7 million liters) in fiscal year 2007 and 61.0 million gallons (230.9 million liters) in fiscal year 2006; and

•

Sugar: the largest sugar producer in Brazil and one of the three largest sugar producers in the world, having produced 3.2 million tons in fiscal year 2007 and 2.3 million tons of sugar in fiscal year 2006, and the largest exporter of sugar in the world, having exported 2.8 million tons in fiscal year 2007 and 2.1 million tons in fiscal year 2006.

We operate 17 mills, two refineries, two port facilities and numerous warehouses. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

We were recently incorporated as a Bermuda company to better position ourselves to take advantage of favorable industry trends in ethanol and sugar markets in Brazil and globally. We are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. We are focused on increasing our production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions. We are also continuing to invest in cogeneration of electricity, which allows us to be energy self-sufficient and also represents a potential additional source of future cash flow.

Our management team has experience in running large-scale facilities, as well as a track record of acquiring, improving and integrating companies and extracting operational synergies. We significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to 40.0 million tons currently from 13.2 million tons since Cosan’s inception in February 2000. From fiscal year 2006 to fiscal year 2007, our net sales increased 53.1% to US$1,679.1 million.

Competitive Strengths

We believe that, as a low-cost, large-scale producer with well-established integrated operations and long-standing relationships with key customers and suppliers, we can capitalize on the favorable trends in the ethanol and sugar industries—particularly, in light of our competitive strengths:

Low-cost producer

Our existing mills and other facilities are strategically located in the Center-South region of Brazil. Our operations also are in close proximity to our customers, sugarcane fields owned by us and growers, port terminals and other transportation infrastructure and warehouses. These factors help us to manage our operating costs. Increasing mechanization in our agricultural processes and improvements in industrial operations, combined with our energy self-sufficiency, should allow us to continue to lower our operating costs.

Leading market position

Our market position as one of the largest global producers and exporters of ethanol and sugar provides us with competitive advantages over our main competitors, particularly in terms of cost-efficiencies, higher pricing power and integrated logistics. We also believe we have the largest sugarcane crushing capacity in Brazil, as our production is approximately three times greater than that of the second largest Brazilian producer. We are focused on increasing our production capacity and maintaining our market leadership through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Integrated platform

We are engaged in both the agricultural and industrial aspects of ethanol and sugar production. We purchase as well as cultivate, harvest and process sugarcane. We produce approximately 60% of our sugarcane requirements on owned and leased land and purchase most of the remaining 40% mainly from third parties under long-term contracts. These contracts incorporate ethanol- and sugar-linked purchase price provisions, which provides us with a natural hedge and mitigates the risk of potential margin compression. In addition, we own a sugar terminal and a stake in an ethanol terminal, both in the Port of Santos, the largest commercial port complex in South America, and numerous warehouses, which reduces our dependence on logistics services provided by third parties.

Innovative approach to business

We develop innovative products, production techniques and distribution methods to ensure that we continue to be at the forefront of technological improvements and standards in our industry. For example, we monitor the development of our crops by satellite and have also introduced innovative distribution methods to the Brazilian ethanol and sugar industry. We have established research and development partnerships with leading Brazilian institutions which resulted not only in new sugarcane varieties with higher sucrose content but also in implementing new techniques, such as agricultural and industrial yield improvements, new planting methods and genetic engineering improvements.

Strategic business relationships

We have developed important strategic relationships in our business, including the Kuok Group (one of the largest agricultural-focused conglomerates in Asia) and Sucres et Denrées, or “Sucden” (one of the two largest sugar trading companies in the world). Both the Kuok Group and Sucden are current shareholders of Cosan. We have also developed strong business relationships with some of our leading customers, such as Petrobras Distribuidora S.A. and Shell Brasil Ltda. in the ethanol business and Sucden, Tate & Lyle International and Coimex Trading Ltd. in the sugar business.

Production flexibility

We produce virtually every type of ethanol and sugar consumed in the Brazilian and international markets. Our facilities allow us to adjust our production (within certain capacity limits) between ethanol and sugar, as well as between different types of ethanol and sugar, to respond promptly to changes in customer demand and market prices at any point during the crushing process.

Financial resources

We have a strong balance sheet and a solid track record of sales growth. We recorded operating income of US$232.9 million and US$130.5 million in fiscal year 2007 and fiscal year 2006, respectively. We also recorded net income of US$346.5 million in fiscal year 2007 compared to a net loss of US$72.8 million in fiscal year 2006. Our selling and general and administrative expenses totaled US$254.9 million in fiscal year 2007 compared to US$169.8 million in fiscal year 2006. As of April 30, 2007, we had US$697.9 million in net debt

(including US$450.0 million in perpetual notes and US$197.2 million in self-liquidating debt), and a highly liquid position of cash and cash equivalents and marketable securities of US$598.4 million. We also benefit from a higher credit rating (“BB” from Standard & Poor’s Rating Group and “Ba2” from Moody’s Investors Service, Inc.) than many global ethanol producers. We believe that our financial condition and solid capital structure should allow us to access capital as needed to fund our growth strategy.

Our Strategy

Our overall objective is to achieve sustainable and profitable growth, further reduce our operating costs and build on our competitive strengths in order to expand our leadership to become a global company with a worldwide platform in the ethanol and sugar markets. The principal components of our strategy are to:

Enhance our leadership position in the Brazilian and global ethanol and sugar markets

We expect to take advantage of future export opportunities likely to emerge from the liberalization of trade barriers that traditionally limited our access to some major markets, as well as mandatory blending requirements to use ethanol as an additive to gasoline. We intend to establish new commercial and distribution partnerships with international industry players to expand and diversify our client base. We closely monitor developments in the Brazilian and global ethanol and sugar industries and will continue to pursue selective acquisitions and partnerships in Brazil and internationally. We also intend to continue to expand our existing facilities and build additional large-scale facilities, featuring technology improvements and enhanced logistics.

Pursue organic growth opportunities to meet expected demand

We pursue expansion initiatives in order to capitalize on growing global demand for ethanol and sugar. We are increasing our production capacity through expansions of existing facilities and the development of greenfield projects. We recently announced an expansion of 10.6 million tons of crushing capacity for seven of our mills, and an ethanol-dedicated greenfield project consisting of three state-of-the-art mills in the State of Goiás. These new mills are expected to add approximately 10 million tons of crushing capacity by fiscal year 2012. We have already acquired the land where the new mills will be built, and we are in the process of securing the land for planting sugarcane for this greenfield project, which is expected to start producing ethanol in 2009. We will consider other greenfield ethanol projects in Brazil to further increase our production capabilities.

Continue to realize operating efficiencies

We are seeking to further improve the efficiency and productivity gains of our operations through investments in the development of new varieties of sugarcane, more efficient agricultural, industrial and logistic processes, expanded satellite monitoring of sugarcane development in the region, increased mechanization of harvests, emphasis on employee training programs and improvements in information flows and internal control systems.

Increase investments in cogeneration

We are self-sufficient in energy by generating our own electricity through the burning of sugarcane bagasse in boilers. In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo. We believe that energy sales represent a source of additional cash flow. Currently, we plan to install cogeneration systems in eight of our 17 mills to permit sales of energy to third parties. We have begun to invest approximately US$180 million in cogeneration systems for three of these mills, which will generate approximately 455,520 MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest an additional amount of approximately US$325 million for the remaining five mills subject to our obtaining financing at favorable conditions.

Focus on environmental and social awareness

We are committed to being an environmentally and socially conscious company. The IFC, one of Cosan’s lenders and equity investors, has recently conducted a social and environmental assessment of Cosan. Under the IFC loans, we are required to comply on an ongoing basis with IFC’s environmental policies.

We plan to increase investments in the mechanization of our harvests, which not only is cost-efficient in the long-term but also will reduce our emission levels and decrease burning of sugarcane fields for manual harvesting. We continue to improve and develop new training programs for our employees, as well as programs to reduce workforce accidents.

Company History

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the State of São Paulo, with annual sugarcane crushing capacity of 4.0 million tons. Beginning in the mid 1980s, we began to expand our operations through the acquisition of various milling facilities in the State of São Paulo. In 1986, Usina Santa Helena and Usina São Francisco became part of Cosan, with annual sugarcane crushing capacity of 2.1 and 1.4 million tons, respectively. In 1988, Usina Ipaussu added an extra 2.0 million tons of annual sugarcane processing capacity. In 1996, we were granted a concession from the Brazilian government for the construction, development and operation of a sugar-loading terminal at the Port of Santos, currently managed by our subsidiary Cosan Portuária. In 1998, Usina Diamante and Usina da Serra became part of our group, with annual sugarcane crushing capacity of 2.0 and 1.8 million tons, respectively.

In February 2000, Cosan’s then shareholders approved an increase in the share capital of Irmãos Franceschi Agrícola Industrial e Comercial Ltda., Cosan’s predecessor company, in exchange for the contribution to Cosan of the Costa Pinto, Santa Helena, São Francisco and Tamandupá mills. As result, Cosan became a corporation and changed its name to Cosan S.A. Indústria e Comércio. Since 2000, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings, taking strategic advantage of the deregulation of the sugar industry in Brazil. See “Business—Acquisitions, Partnerships and Restructuring”.

Our corporate structure following the corporate reorganization will be as follows:

Our operating activities are carried out primarily through Cosan and Da Barra. We also operate a terminal at the Port of Santos through Cosan Portuária and own a 32% interest in another ethanol terminal located at the Port of Santos through TEAS. We also own Cosan Distribuidora de Combustíveis Ltda., a fuel distribution company that is currently non-operative but maintains all of the necessary governmental licenses to distribute fuel in Brazil. The sole purpose of our non-operating subsidiary, Administração de Participações Aguassanta Ltda., is to hold shares of Da Barra. We own and operate the Costa Pinto, São Francisco, Santa Helena, Rafard, Serra, Diamante, Mundial and Bom Retiro mills and lease the Junqueira mill. Da Barra owns the Da Barra, Ipaussu, Gasa, Destivale, Bonfim, Univalem and Tamoio mills and leases the Dois Córregos mill.

Operations

Sugarcane

Sugarcane is the principal raw material used in the production of ethanol and sugar. Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane. The Center-South region of Brazil accounted for approximately 87.5% of Brazil’s sugarcane production in the 2006/2007 harvest.

At April 30, 2007, we leased approximately 290,000 hectares, or approximately 50% of the land that we cultivate, through approximately 1,600 land lease contracts with a large number of lessors. The lessor under three of these contracts (covering 35,701 hectares) are with entities controlled by our chief executive officer and controlling shareholder. These land lease contracts have an average term of five years, with terms ranging from one to twenty years. Under these land leases, we make lease payments based on the market value of sugarcane per hectare (in tons) used by us in each harvest, with the market value based on the price of sugarcane established by the regulations of CONSECANA and a fixed amount of total recoverable sugar per ton. See “Related Party Transactions—Recurring Transactions with Shareholders”.

We also purchase sugarcane directly from thousands of third-party sugarcane growers. Of our sugarcane purchases from third-party growers, we historically have purchased approximately 80% through medium- and long-term contracts with sugarcane producers, 5% on a spot basis and the remaining 15% from sugarcane producers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term contracts for periods varying from three and a half to seven years. All of our third-party sugarcane suppliers are responsible for the harvest of the sugarcane and its delivery to our mills. The price that we pay to third-party sugarcane growers is based on the total amount of sugar content in the sugarcane, measured by the amount of sugar recovered and on the prices of ethanol and sugar sold by each mill.

We harvested from owned or leased lands approximately 60%, or 21.6 million tons, of the sugarcane that we crushed in fiscal year 2007, and purchased from third-party growers the remaining 14.5 million tons of sugarcane, or approximately 40% of the total amount of sugarcane that we crushed in fiscal year 2007. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last three fiscal years.

	Sugarcane Grown For Years Ended April 30,
	2007	%	2006	%	2005	%
	(In millions of tons, except percentages)
Sugarcane harvested from owned/leased land	21.6	59.8	17.2	61.7	15.0	61.7
Sugarcane purchased from third parties	14.5	40.2	10.7	38.3	9.3	38.3

Total	36.2	100.0	27.9	100.0	24.3	100.0

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the Center-South region of Brazil begins annually in May and ends in November. We plant several species of sugarcane, and the species we use in a particular area depends on the soil quality, rain levels and the resistance to certain types of pestilences, among other factors. Once planted, sugarcane is harvested each year for several continuous years. With each subsequent harvest, agricultural yields decrease, and the current optimum economic cycle is five or six consecutive harvests. However, the harvests must be carefully managed in order to continue to attain sugar yields similar to the newly-planted crop.

Ideally, the sugarcane should be harvested when the crop’s sucrose content is at its highest level. Harvesting is either done manually or mechanically. Approximately 70% of our sugarcane is harvested manually. Manual harvesting begins by burning the sugarcane field, which removes leaves and destroys insects and other pests. The amount of the crop that we may burn is subject to environmental regulations. See “—Environmental Regulation”. The remaining 30% of our sugarcane is harvested mechanically.

Sugarcane yield is an important productivity measure for our harvesting operations. Geographical factors, such as land composition, topography and climate, as well as the agricultural techniques that we implement, affect our sugarcane yield. Although our agricultural yields are above the average Brazilian yields, we believe that by reducing the average age of our sugarcane fields and choosing new sugarcane varieties, our agricultural yields may continue to increase.

In fiscal year 2007, our average sugar extraction yield was 147.5 kilograms of TSR per ton of sugarcane and our agricultural yield was 84.1 tons of sugarcane per hectare, compared to 141.0 kilograms of TSR per ton of sugarcane and 80.2 tons of sugarcane per hectare in fiscal year 2006 and 138.5 kilograms of TSR per ton of sugarcane and 84.6 tons of sugarcane per hectare in fiscal year 2005.

The average Brazilian sugar extraction yield for the 2006/2007 harvest was 145.6 kilograms of TSR per ton of sugarcane and the agricultural yield was 75.2 tons of sugarcane per hectare. The average Brazilian sugar extraction yield for the last five years was 142.9 kilograms of TSR per ton of sugarcane and 74.2 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the 2006/2007 harvest was 149.2 kilograms of TSR per ton of sugarcane and 81.0 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the last five years was 146.9 kilograms of TSR per ton of sugarcane and 81.1 tons of sugarcane per hectare.

Milling Facilities

Once the sugarcane is harvested, it is loaded onto trucks and riverboats owned by third parties and transported to one of our 17 mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 25 kilometers (or approximately 16 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within up to 48 hours of harvesting, thereby maximizing sucrose recovery as sucrose concentration in sugarcane starts to decrease upon harvesting. Currently our average sugarcane freight cost is approximately US$2.38 per ton of sugarcane.

In fiscal year 2007, we crushed 36.2 million tons of sugarcane, or approximately 8.5% of Brazil’s total sugarcane production. Currently, we operate a total of 17 milling facilities, 15 of which we own and two of which we lease. The mills that we own have a total crushing capacity of 36 million tons, while our leased mills have a total crushing capacity of 4 million tons. Our Da Barra mill has the world’s largest crushing capacity (approximately 7 million tons). Fifteen of our mills are prepared to produce both sugar and ethanol and the other two prepare only sugar. Out of the seventeen facilities, two of our mills produce refined sugar. Each of these facilities also has packaging and distribution capabilities.

Ethanol

Ethanol Production Process

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in both sugarcane juice and molasses. Initially, we process the sugarcane used in ethanol production the same way that we process sugarcane for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine”, has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately 10 hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous, neutral and industrial ethanol, and store the ethanol in large tanks.

The ethanol production flow can be summarized as follows:

•

Preparation of the juice. The fermentation is fed with a juice composed by approximately 20% of sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.

•

Fermentation. The fermentation of the juice is the result of the action of yeast, which firstly inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide. This reaction occurs in a fermenter, which is fed with juice and yeast.

•	Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separates the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.

•	Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and return to the fermenter tank to be utilized again.

•

Distillation. The beer is distillated in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 94%v/v (oGL) ethanol. From the first column, a slop called vinasse is obtained, which is used as a fertilizer in the sugarcane fields.

•

Dehydration. In order to produce anhydrous ethanol, two more columns are used to achieve the concentration of 99%v/v (oGL) ethanol. In the first column, the excess of water is separated with the aid of cycle-hexane.

The following diagram presents a schematic summary of the above-described ethanol production flow:

Production Capacity and Output

Our current annual ethanol production capacity is approximately 405 million gallons (1.5 billion liters). All of our mills produce ethanol except for the São Francisco and Bonfim mills. We were the largest producer of ethanol in Brazil in fiscal year 2007, producing approximately 326.7 million gallons (1.2 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production.

Products

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for ethanol-only fueled vehicles and for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 44% of our ethanol production in fiscal year 2007.

Customers

We sell ethanol primarily through gasoline distributors in Brazil mainly at the mill that sell it directly at the pump to customers and are required by law to have an ethanol content ranging from 20% to 25% in the gasoline that they sell. Since November 20, 2006, the required ethanol content for gasoline has been set at 23%. These distributors include Petrobras Distribuidora S.A., Shell Brasil Ltda., Esso Brasileira de Petróleo Ltda., Texaco Brasil S.A. Produtos de Petróleo and Cia Brasileira de Petróleo Ipiranga, among others. We also sell bottled alcohol products, such as liquid and gel alcohol to consumers in the Brazilian market and industrial alcohol, which is used in the chemical and pharmaceutical sectors. In fiscal year 2007, our largest ethanol customer was Shell Brasil Ltda., accounting for 14.8% of our total ethanol net sales.

In fiscal year 2007, we exported 20.8%, by volume, of the ethanol we sold, which consisted primarily of refined hydrous ethanol for industrial purposes. Our principal clients are trading companies, such as Vertical UK LLP, Kolmar Petrochemicals, Cargill International and Cia. Importadora e Exportadora COIMEX, which distribute our products mainly to the United States, Japan and Europe.

The following table sets forth the amount of ethanol that we sold to our principal customers in fiscal year 2007 as a percentage of our total sales of ethanol.

Market	Customer	% of Net Sales For Fiscal Year Ended April 30, 2007
International	Vertical UK LLP	11.6%
	Kolmar Petrochemicals	6.2%
Domestic	Shell Brasil Ltda.	14.8%
	Petrobras Distribuidora S.A.	9.2%
	Manancial Distribuidora de Petróleo Ltda	8.2%

For the international market, we have entered into agreements with our principal customers for the sale of approximately 26.5 million gallons (100 million liters) of ethanol in fiscal year 2008. Under these agreements, which establish fixed prices, we deliver agreed-upon ethanol volumes at the Port of Santos throughout the year upon receipt of letters of credit from first tier-Brazilian banks prior to each shipment.

For the Brazilian market, Cosan has entered into agreements with Shell Brasil Ltda. and Petrobras Distribuidora S.A. for the sale of approximately 39.7 million gallons (150 million liters) of ethanol in fiscal year 2008. Under these agreements, the buyer collects the agreed-upon ethanol volumes directly at our mills throughout the year. Pricing is based on the ESALQ index and payment generally occurs within 15 days from delivery.

We sell our surplus in Brazil on a spot basis.

Sales and Distribution

In fiscal year 2007, our net sales from ethanol operations were US$551.5 million, or 32.8% of our total net sales, compared to net sales of US$378.4 million in the same period in 2006, or 34.5% of our total net sales in that year. We sold in fiscal year 2007 74.9% of our ethanol production to the Brazilian ethanol market, which accounts for 3.8 billion gallons (14 billion liters). In fiscal year 2007, we had net sales of ethanol in Brazil of US$413.1 million, which accounted for 24.6% of our total net sales. We sold 276.7 million gallons (1,047.4 million liters) of ethanol in Brazil, or approximately 7.5% of total ethanol sales in Brazil.

The following table sets forth our net sales and volumes of ethanol in Brazil for the periods indicated:

	For Fiscal Year Ended April 30,
	2007	2006		2005
Brazilian net sales (in millions of US$)	US$ 413.1	US$	312.4	US$	122.5
% of total net sales	24.6%		28.5%		19.0%
Brazilian sales volume (in millions of liters)	1,047.4		785.1		455.2
% of total ethanol sales volume	79.2%		77.3%		62.3%

In fiscal year 2007, we had export net sales of ethanol of US$138.3 million, which accounted for 8.2% of our total net sales. We exported 72.6 million gallons (274.7 million liters) of ethanol, mainly for industrial use. Our exports represented approximately 7.6% of total ethanol exports from Brazil.

The following table sets forth our export net sales and export volumes of ethanol for the periods indicated:

	For Fiscal Year Ended April 30,
	2007		2006	2005
Export net sales (in millions of US$)	US$	138.3	US$ 66.0	US$ 55.9
% of total net sales		8.2%	6.0%	8.7%
Export sales volume (in millions of liters)		274.7	230.9	275.4
% of total sales volume		20.8%	22.7%	37.7%

Although we primarily sell ethanol in Brazil, we believe that the international ethanol market has a strong potential to expand substantially. The global trend toward adoption of cleaner-burning fuel and renewable sources of energy and alternative fuels, the tendency to reduce reliance on oil producing countries and the increasing use of flex fuel cars are expected to increase the demand for ethanol. Broader international acceptance of ethanol as a fuel or fuel additive could boost our exports of ethanol significantly.

The majority of our ethanol customers in Brazil receive shipments of ethanol at our mills. We distribute approximately 5% of our ethanol production in Brazil through third parties. We transport the ethanol that we produce for export to the Port of Santos primarily through third-party trucking companies.

Ethanol Prices

The price of ethanol we sell in Brazil is set according to market prices, using the indices for ethanol published by ESALQ and the São Paulo Commodities and the Futures Exchange (Bolsa de Mercadorias e Futuros), or “BM&F”, indices for ethanol as a reference. The prices of the industrial and neutral ethanol (a type of ethanol which has low impurity levels and is used as a raw material in the food, chemical and pharmaceutical industries) that we sell are also determined in accordance with market prices, which historically has been up to 20% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract.

The following table sets forth our average selling prices (in US$ per thousand liters) for ethanol in the Brazilian market and for exports for the periods indicated:

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(US$/thousand liters)
Brazilian average ethanol selling price	US$	394.5	US$	397.9	US$	269.2
Export average ethanol selling price		503.5		285.9		202.8
Average ethanol selling price	US$	417.1	US$	372.4	US$	244.2

Ethanol Loading Terminal at the Port of Santos

We currently own a 32% interest in TEAS, an ethanol loading terminal at the Port of Santos, fully dedicated to ethanol exports that has a storage capacity of approximately 10.3 million gallons (40 million liters) of ethanol and loading rate of approximately 40 thousand gallons (150 thousand liters) per hour.

Sugar

Sugar Production Process

There are essentially three steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice. We then filter the juice to remove any impurities and boil it until the sugar crystallizes, forming a thick syrup. We use these impurities as fertilizer in our sugarcane fields. Lastly, we spin the syrup in a centrifuge which produces raw sugar and molasses. The raw sugar is refined, dried and packaged at our sugar refineries. We use the molasses in our production of ethanol, animal feed and yeast, among other products.

Production Capacity and Output

We were the largest producer and seller of sugar in Brazil in fiscal year 2007, selling 3.2 million tons of sugar, representing 11% of Brazil’s total sugar production output. As the production capacity of our mills is used for both ethanol and sugar, if we had produced only sugar (one ton of VHP sugar is equivalent to approximately 156 gallons (592 liters) of anhydrous ethanol and 163 gallons (618 liters) of hydrous), our sugar production for 2007 would have been approximately 5.2 million tons of sugar, which would have made us the second largest sugar producer in the world.

Products

We produce a wide variety of standard sugars, including raw sugar (also known as VHP sugar), crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar. Currently, all of our mills produce standard ethanol and sugar, other than the São Francisco and Tamoio mills that only produce sugar. The São Francisco mill and the Da Barra mill are our mills that produce refined sugar. The “Da Barra” brand is the second largest in the Brazilian market in terms of volume.

Standard sugars. VHP sugar, a raw sugar with approximately 99% sucrose content, is similar to the type of sugar traded in major commodities exchanges, including through the standard NY 11 contract. The main difference between VHP sugar and the sugar that is typically traded in the major commodities exchanges is the sugar content of VHP sugar and the price premium that VHP sugar commands in comparison to most sugar traded in the commodities exchanges. We export VHP sugar in bulk, to be refined at its final destination. We also sell a small amount of VHP sugar to the Brazilian market. Crystal sugar is a non-refined sugar produced directly from sugarcane juice and sold to industrial companies in Brazil to be used as an ingredient for food products. We also sell a small amount of crystal sugar to the Brazilian retail market and to export markets. Organic sugar is a kind of raw sugar produced from organic sugarcane and is not submitted to any chemical treatments during its manufacturing process. We sell organic sugar in the international and Brazilian markets.

Refined sugars. We refine VHP sugar and crystal sugar into both granulated and amorphous (non-crystallized) sugar. We sell refined sugar in the Brazilian and export retail and industrial markets. Refined sugar is used as an ingredient in processed food products such as milk and chocolate powders, bakery products, powder refreshments, and pharmaceutical syrups.

Liquid sugars. We refine crystal sugar to produce sucrose liquid sugar and inverted liquid sugar, which has a higher percentage of glucose and fructose than sucrose liquid sugar. We sell both types of sugar for industrial use, mainly for the production of soft drinks.

Customers

We sell sugar to a wide range of customers in Brazil and in the international markets. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. Our customers in Brazil include retail supermarkets, foodservice distributors and food manufacturers, for which we primarily sell refined and liquid sugar.

The following table sets forth the amount of sugar that we sold to our principal customers in fiscal year 2007 as a percentage of our net sales of sugar. No sugar customer in Brazil represented more than 5% of our net sales of sugar in fiscal year 2007.

Market	Customer	% of Net Sales For Fiscal Year Ended April 30, 2007
International	Sucres et Denrées	33.3%
	Coimex Trading Ltd.	11.5%
	S.A. Fluxo	9.5%
	Tate & Lyle International	5.3%
	Cane International Corporation	2.2%

For the international market, we have entered into agreements with our principal customers with terms of up to three years and have approximately 2.5 million tons of sugar contracted for fiscal year 2008. Under these agreements, we deliver agreed-upon volumes of sugar and prices are not pre-determined. Payment is made through letters of credit from first tier Brazilian banks prior to each shipment.

For the Brazilian market, we sell sugar to a broad and consistent client base but we do not commit to set volumes or prices in advance.

Sales and Distribution

In fiscal year 2007, our net sales from sugar operations were US$1,031.7 million, or 61.4% of our total net sales, compared to net sales from sugar operations of US$660.5 million in fiscal year 2006, or 60.2% of our total net sales for that year. In fiscal year 2007, we had export net sales of sugar of US$873.0 million, which represented 52.0% of our total net sales. We exported 2.8 million tons of sugar, or 86.5% of our total sugar sales. We primarily export VHP sugar and refined white sugar. Our exports in fiscal year 2007 represented approximately 14.3% of total sugar exports from Brazil.

The following table sets forth our export sales and export net sales volumes of sugar for the periods indicated:

	For Fiscal Year Ended April 30,
	2007		2006		2005
Export net sales (in millions of US$)	US$	873.0	US$	530.3	US$	344.8
% of total net sales		52.0%		48.4%		53.5%
Export sales volumes (in thousands of tons)		2,802.5		2,051.5		1,970.6
% of total sales volume		86.5%		83.1%		85.6%

We export sugar primarily through our port, and we use third parties to transport our products from our plants to our port. We primarily sell crystal sugar and amorphous refined sugar in the Brazilian market, mostly under the Da Barra brand name. In fiscal year 2007, we had domestic net sales of sugar of US$158.7 million, which represented 9.5% of our total net sales. We sold 438.1 thousand tons of sugar, or 13.5% of our total sugar sales in Brazil.

The following table sets forth our domestic net sales and sales volumes of sugar in Brazil for the periods indicated:

	For Fiscal Year Ended April 30,
	2007		2006		2005
Domestic net sales (in millions of US$)	US$	158.7	US$	130.2	US$	71.0
% of total net sales		9.5%		11.9%		11.0%
Domestic sales volumes (in thousands of tons)		438.1		417.9		331.8
% of total sales volume		13.5%		16.9%		14.4%

We coordinate our Brazilian sugar distribution from our warehouses located in Barra Bonita, São Paulo and Cachoeirinha, all in the State of São Paulo. We also deliver sugar products to our customers in Brazil primarily via third-party trucking companies.

Sugar Prices

Prices for our sugar products for export are set in accordance with international market prices. Prices for raw sugar are established in accordance with the NY 11 futures contracts. Prices for refined sugar are established in accordance with the Lon 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ”. The following table sets forth our average selling prices per ton in U.S. dollars for sugar in the Brazilian market and for export for the periods indicated:

	For Fiscal Year Ended April 30,
	2007		2006		2005
	(US$/ton)
Domestic average sugar selling price	US$	362.3	US$	311.4	US$	214.1
Export average sugar selling price (raw and refined)		311.5		258.5		175.0
Average sugar selling price	US$	318.4	US$	267.4	US$	180.6

Sugar Loading Terminal at the Port of Santos

Our exports of VHP sugar are shipped through the sugar loading terminal operated by our subsidiary, Cosan Portuária, at the Port of Santos, which is located an average distance of 190 kilometers (approximately 118 miles) from our mills. Our sugar-loading terminal is equipped with modern freight handling and shipment machinery. The close proximity of our mills to the port enables us to benefit from lower transportation costs.

Our sugar-loading terminal has the capacity to load approximately 40,000 tons of sugar per day, and to warehouse approximately 215,000 tons of sugar. The port facility serves clients, including Sucden, Coimex, Tate & Lyle PLC, Nobel and Maggi among others, with their transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the State of São Paulo’s Port Authority, the concession granted to Cosan Portuária to operate the port will expire on 2016, and may be automatically renewed for an additional 20 years.

Cogeneration of Electrical Power

Sugarcane is composed of water, fibers, sucrose and other sugar molecules (glucose and fructose) and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers, and are left with sugarcane bagasse. Sugarcane bagasse is an important by-product of sugarcane, and it is used as fuel for the boilers in our plants, through the so-called cogeneration process.

Cogeneration is the production of two kinds of energy—usually electricity and heat—from a single source of fuel. In our process, sugarcane bagasse is burned at very high temperatures in boilers, heating the water that is transformed into steam. This steam can be used in the form of: mechanical energy (to move crushers, for example), thermo energy (to heat the juice in the crystallization process, for example) and electricity, when this steam is used to move turbo-generators. Historically, the energy produced by Brazilian mills has not been price competitive, when compared to the low cost Brazilian hydro-electricity, which accounts for almost 90% of the country’s electricity matrix. Consequently, the majority of the groups in the sugar and ethanol sector have not invested in expanding their energy generation for sale, and the majority of the mills were constructed with low-pressure boilers, which are considered not to be the most efficient process.

Since 2000, the Brazilian economy has experienced significant growth, which in turn has resulted in increased demand for energy. However, hydro- and thermo-electricity have not been able to keep pace for the following reasons: (1) new hydro-electric plants are located in regions (such as the Amazon) distant from consumption centers; (2) significant lead-time is required to construct new hydro- and thermo-electric plants; (3) significant investments are required for transmission lines, pipelines (for natural gas used in thermo-electric plants) and barges; (4) significant environmental costs associated with both types of electricity generation; and (5) increased price of the fuel (natural gas) for thermo-electricity and dependence on Bolivia (principal natural gas supplier). As a result, energy prices in Brazil have been increasing and other alternative sources, such as the electricity from the cogeneration of the sugarcane bagasse, have become increasingly competitive and viable options to satisfy increasing energy demands.

All of our plants are currently energy self-sufficient and the majority of them use low-pressure boilers. In order to expand the energy cogeneration in our mills, we have to replace our current low-pressure boilers with new high-pressure boilers. The steam generated by burning the same amount of bagasse in high-pressure boilers will yield higher pressure and higher temperature and, in turn, turbo-generators will be able to produce significantly more electricity. Excess energy can be sold to the grid. In 2001, we invested in changing one of the boilers at Usina da Serra, which made it possible for us to generate excess electricity that we sold to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo, pursuant to a ten-year power purchase agreement. The installed capacity for third-party sales of this pilot project is only 9 MW. Our current total installed capacity is approximately 150 MW, of which a substantial majority is used to generate energy for our own industrial operations. Based on internal studies, we believe that we can increase this capacity to approximately 700 MW, of which approximately 550 MW would be available to generate electricity for third-party consumption. Currently, we plan to install cogeneration systems in eight of our 17 mills, for which we have already developed internal studies. We have begun to invest approximately US$180 million in cogeneration systems for three mills, which will have approximately 455,520 MWh per year to be sold to the Brazilian electricity grid starting in 2009.

In December 2005, our subsidiary Cosan Bioenergia S.A. won in a federal government-held auction the right to sell and supply excess electricity generated from our Costa Pinto and Rafard mills. Pursuant to the terms of the agreement, we can sell approximately 271,500 MWh per year at the current average price of R$161.10

(US$75.8) per MWh, beginning with the 2009/2010 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA. Investments in cogeneration in the two mills have already started, and at Costa Pinto mill are estimated at approximately R$150 million, while at Rafard mill they are estimated at approximately R$96 million. In October 2006, Corona Bioenergia also won a public bid to sell electric energy generated by our Bonfim facility to a pool of 24 electricity distributors. Pursuant to the terms of this agreement, we can sell approximately 183,960 MWh per year at an average price of R$140.91 (US$66.3) per MWh, beginning with the 2011/2012 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA. Investments in cogeneration at Bonfim mill are estimated to be approximately R$131 million.

We believe that the principal advantages of energy generated by burning sugarcane bagasse from sugarcane are:

•	a cleaner energy derived from renewable sources, considered to be “carbon neutral”;

•

highly complementary-relationship to hydro-electric energy, because sugarcane bagasse energy is generated during the crop season, which coincides with the dry period in the Brazilian Center-South region, when water supply levels are lower; and

•	short lead-times to initiate operations is required.

In addition, smaller investments in transmission lines to the Brazilian power grid are required because our mills are located close to consumption centers.

Brazil’s electricity system is undergoing widespread reforms. In light of projected growth rates in the Brazilian economy, we believe that increased investments in alternative energy sources, such as cogeneration, will be required as hydro-electric energy prices continue to rise. We believe investments in cogeneration will be encouraged by the Brazilian government, which has offered incentives, such as more attractive financing lines from BNDES, for generation from sugarcane bagasse.

Carbon Credits

Pursuant to the Kyoto Protocol, signatory nations will have the option of engaging in emissions trading in order to comply with Kyoto Protocol emissions levels. The emissions trading option enables a country to purchase Assigned Amount Units, or “AAUs”, Certified Emissions Reductions, or “CERs”, Emission Reduction Units or “ERUs” and Removal Units, or “RMUs” from another country that has excess unused AAUs, CERs, ERUs and RMUs, also known as carbon credits. The purchasing country can then use these carbon credits to meet its climate mitigation objectives. Demand has arisen primarily from European, Japanese and Canadian companies. The emissions trading market has been growing fast and totaled an estimated €23 billion in 2006. The market was estimated in 2006 to reach a total value of €34 billion by 2010, between 20% and 25% of which has been estimated to come from Brazil.

Since 2004, we have been selling carbon credits generated from the energy we sell at Serra mill at prices of approximately €5.2 (US$7.09) per ton. Through this pilot project we have initiated our investments in electric energy cogeneration with a view of selling the surplus. The amount of energy sold annually is currently immaterial (approximately 30 GWh), and, therefore, so is the amount of carbon credits currently generated. To this date, we have sold 21,441 carbon credits resulting in revenues of US$152,199. Our current agreement for the sale of carbon credits expires in 2012, and the entire carbon credit production capacity of Serra mill to such date has already been committed. This project was a pioneer initiative recognized and approved by the United Nations as one of the first carbon credit trading projects in the world. We generate carbon credits as we are producing and selling a cleaner energy derived from renewable sources. The energy generated from the bagasse cogeneration is considered to be neutral emission energy. As a result, when we sell this energy to the grid, we are providing a substitute for a more pollutant source of energy. This substitution is measured by recognized companies, through approved methodologies, to quantify the amount of carbon credits that we can sell.

We are also developing three new projects in our Costa Pinto, Rafard and Bonfim Mills, which are expected to generate 195,000 tons of carbon credits annually. Those three new projects are currently under certification to allow the sale of the carbon credits. Furthermore, we estimate that the amount of carbon credits can increase to approximately 730,000 tons of credits annually available for trading if we invest in energy cogeneration in all of our 17 mills. However, we cannot predict the impact of this market or our ability to sell any material amounts of credits as these private sector emissions trading markets remain new and undeveloped.

Properties

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Year Ended		Crop 2006/2007
			April 30, 2007	April 30, 2006
		(in millions of tons)
Da Barra	sugar, ethanol and cogeneration	7.20	6.56	6.75	7.02
Bonfim	sugar, ethanol and cogeneration	4.60	3.81	—	3.81
Costa Pinto	sugar, ethanol and cogeneration	4.00	3.68	3.27	3.68
Junqueira	sugar, ethanol and cogeneration	2.60	2.49	2.71	2.69
Rafard	sugar, ethanol and cogeneration	2.40	2.32	2.16	2.35
Univalem	sugar, ethanol and cogeneration	2.20	2.17	1.75	2.05
Santa Helena	sugar, ethanol and cogeneration	2.05	1.87	1.75	1.88
Ipaussu	sugar, ethanol and cogeneration	1.95	1.91	1.63	1.88
Diamante	sugar, ethanol and cogeneration	1.95	1.90	1.86	1.93
Serra	sugar, ethanol and cogeneration	1.80	1.63	1.55	1.63
Tamoio	sugar and cogeneration	1.40	0.98	—	0.98
São Francisco	sugar and cogeneration	1.40	1.48	1.23	1.47
Dois Córregos	sugar, ethanol and cogeneration	1.40	1.20	1.26	1.20
Destivale	sugar, ethanol and cogeneration	1.30	1.08	0.86	0.98
Mundial	sugar, ethanol and cogeneration	1.30	0.87	0.01	0.88
Gasa	sugar, ethanol and cogeneration	1.25	1.22	1.11	1.19
Bom Retiro	sugar, ethanol and cogeneration	1.20	0.98	—	0.98

The following map shows the location of our mills.

Expansion Plans

During the last several years, our business has grown mainly due to acquisitions. We are now focused on expanding certain of our mills to improve our overall crushing capacity. Based on the size, structural constraints, investment needs and nearby land availability, we adopted the following expansion plan for the specified mills:

	Actual Crushing Capacity	Expansion				Future Crushing Capacity	Estimated Capital Expenditures for Expansion
		2009	2010	2011	2012
		(in millions of tons)					(in millions of US$)
Univalem	2.20	—	0.50	—	—	2.70	US$	15.0
Gasa	1.25	1.60	1.00	—	—	3.85		143.0
Destivale	1.30	0.40	1.00	0.50	—	3.20		85.5
Mundial	1.30	—	1.50	0.50	—	3.30		90.0
Bonfim	4.60	1.00	—	—	—	5.60		50.0
Junqueira	2.60	—	—	0.30	—	2.90		10.5
Ipaussu	1.95	—	0.50	—	—	2.45		17.5
Gasa II	—	—	0.50	0.70	0.60	1.80		90.0

Total	15.2	3.00	5.00	2.00	0.60	25.8	US$	501.5

We estimate that we may gain up to an additional 10.6 million tons of crushing capacity from fiscal year 2009 to fiscal year 2012 at an estimated investment of approximately US$500 million. We believe that our expansion plans provide us with the following benefits: (1) investments per ton of additional crushing capacity are significantly lower than the current relative acquisition costs in the Brazilian market; and (2) expanding our mills will allow us to gain scale and improve our production processes, thereby reducing operating costs and improving yields.

Greenfield Project

We recently announced investments in a sizable, state-of-the-art, fully-dedicated ethanol greenfield project. The complex is projected to have approximately 10 million tons of crushing capacity, divided into three crushing facilities, all of them located in the State of Goiás, in the Center-South region of Brazil. The three facilities will be built in the cities of Jatai, Montividiu and Paraúna as illustrated below.

We believe agricultural yields achieved in these new mills will be the same or better than we currently have in our 17 mills, which is equivalent to an average of 84.1 tons of sugarcane per hectare. We believe we will need approximately 120,000 hectares of land plus approximately 15% to 20% of additional land dedicated for 18 months to sugarcane (generally for the first cut) and nursery areas. We have acquired the land for the industrial facilities and entered into leases for approximately 100,000 hectares for the sugarcane fields, in which we have already started sugarcane nursery fields. We expect that the industrial facilities will start operations in 2009 as set forth below:

	Crushing Capacity For Fiscal Year Ended April 30,
	2009	2010	2011	2012
	(in millions of tons)
Jatai	0.5	1.5	3.3	3.3
Montividiu	—	0.5	1.5	3.3
Paraúna	—	0.5	1.5	3.3

We believe that the greenfield project will enable us to continue to expand our operations; provide us with access to a sizeable area for future growth (State of Goiás) where land prices are currently less expensive than in the State of São Paulo with similar favorable climate, topography and soil conditions present in the Center-South region of Brazil; and increase our ethanol production to meet increasing demand both in Brazil and internationally. Although we expect a short-term increase in logistics costs given the greater distance from the mills to the ports or consumption centers (cities of Jataí, Montividiu and Paraúna are located at approximately 983 kilometers from São Paulo), as well as the less developed transportation system in the region. Nevertheless, there is a Petrobrás’ ethanol pipeline project expected to reach the state of Goiás in the near future, which may reduce significantly the transportation cost of our ethanol from these facilities.

We have already identified other areas where we can build additional greenfield projects.

Competition

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the Center-South region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating. We are the largest ethanol and sugar producer in Brazil in terms of production volume and sales, with 36.2 million tons of crushed sugarcane in fiscal year 2007, more than three times the amount of sugarcane crushed by Grupo Louis Dreyfus, the second largest ethanol and sugar producer in Brazil. Our crushing capacity is nearly four times that of Grupo Vale do Rosário.

Many ethanol and sugar producers in Brazil, including Grupo Zillo Lorenzetti, Grupo São Martinho and Grupo Irmãos Biagi, market their ethanol and sugar products through the Copersucar cooperative. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 28 producers in the states of São Paulo, Minas Gerais and Paraná. During the 2006/2007 harvest, Copersucar’s affiliated mills crushed approximately 55 million tons of sugarcane.

The following table sets forth the number of mills, the amount of sugarcane crushed by us and the quantities of sugarcane crushed and ethanol and sugar sold by us, compared to our main Brazilian competitors during the 2006/2007 harvest.

	Number of Mills	Sugarcane Crushed	Ethanol Sales	Sugar Sales
		(in millions of tons)	(in millions of liters)	(in thousands of tons)
Cosan	17	36.6	1,282	3,258
Louis Dreyfus	7	10.8	305	620
Carlos Lyra	5	9.5	197	614
Vale do Rosário	3	9.4	421	619
São Martinho	2	9.2	393	677
Tércio Wanderley	4	8.7	267	500
Guarani	3	8.3	164	890
Zillo	3	8.3	402	596
Oscar Figueiredo	3	8.2	203	809
Santa Terezinha	5	8.1	206	835
Santa Elisa	3	7.6	346	482

Source: UNICA, except for Cosan figures (leased mills included).

We also face competition from international sugar producers. We are the third largest sugar producer in the world, behind Südzucker AG of Germany (with 4.6 million tons of sugar sold in the 2006/2007 harvest) and Tereos of France (with 4.1 million tons of sugar sold in the 2006/2007 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugarbeet for the generation of fuel ethanol.

Intellectual Property

We have 39 trademarks registered with the National Intellectual Property Institute, or “INPI”, along with 17 pending trademark registration requests. Our principal trademark, Da Barra, is registered with INPI in multiple classes, which allows us to use this trademark in the sugar, chocolate and various other markets.

Research and Development

Crop Monitoring

We entered into a joint venture in 2000 with the University of Campinas (Universidade de Campinas), or UNICAMP, to develop a computer system with which we could better monitor our sugarcane crop. Through this joint venture, we have developed a computer software system that monitors our sugarcane crops through the use of satellites. The monitoring system furnishes us with accurate estimates of our sugarcane production, provides us with highly-detailed information regarding the state and quality of our soil, and, improves our overall agricultural procedures and monitoring. We currently monitor all of the fields in which our sugarcane is produced, whether grown on our own land, on leased land or by third-party growers.

Development of Sugarcane Varieties and other Products

We have agreements with the following technological institutes for the development of new varieties of sugarcane: Sugarcane Technology Center (Centro de Tecnologia Canavieira), or “CTC”, in which we are a major shareholder; Federal University of São Carlos (Universidade Federal de São Carlos), or “UFSCAR”; and Research Agronomical Institute (Instituto Agronômico de Pesquisa), or “IAC”. CTC is a private institution focused on research and development of new technologies for agricultural activities, logistics, and industry, as well as creating new varieties of sugarcane. CTC has already developed biological ways for controlling pests and biodegradable plastic (PHB), and also created a VVHP-type (very, very high polarization) sugar that requires less energy to be processed, and cogeneration technology. In fiscal year 2006, we paid approximately US$4.9 million (R$10.6 million) in royalties to these institutions for the licensing of new varieties of sugarcane. We analyze the best possible use of these new varieties of sugarcane, in light of the different soil and climate conditions of the five principal regions of the State of São Paulo.

We also analyze and develop different products used to facilitate and enhance the growth of sugarcane, such as herbicides and fertilizers, also taking into consideration the different conditions of our sugarcane fields. We share this technology with our sugarcane suppliers to enable them to enjoy higher yields and better quality sugarcane.

In June 2006, we engaged CanaVialis S.A., or “CanaVialis”, to provide Cosan access to its sugarcane genetic improvement program specifically tailored to our mills. CanaVialis, which is affiliated with Votorantim S.A., is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We believe we will benefit from their support services and use of their biofactory (the largest in Brazil), which will allow us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis is setting up an experimental station at one of our mills, which began testing new strains of sugarcane specifically selected for Cosan’s production framework in 2006.

We invested approximately US$1.9 million, US$5.2 million and US$3.4 million in research and development in fiscal years 2005, 2006 and 2007.

Sugarcane varieties for greenfields

We have also identified other areas where we can build additional greenfield projects. We believe Brazil has land available to expand sugarcane plantations. The areas where we believe there is potential for sugarcane growth are illustrated below:

Source: IBGE and CTC.	Source: NIPE–Energy Planning Center/State University of Campinas.

We have collected weather and soil data for all these areas. However, in order to obtain the productivity levels that we expect, we will first establish field trials to identify the varieties that can be cultivated in each target region. We will select sugarcane varieties adapted to each target region through a customized genetic selection program. For that purpose, we intend to establish up to ten small field stations in the regions specified in the right side map above.

CanaVialis has been working with Cosan to organize this network of stations and to ensure the quality of the field trials and the region-specific genetic selection program. Approximately US$25 million of the net proceeds of the global offering will be used in funding this network of field stations over the next six years. We plan to use advanced genetic research provided by CanaVialis to select and breed sugarcane varieties for each of these new production environments.

Environmental Regulations

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations as well as foreign environmental protection and health and safety laws and regulations governing, among other things:

•	the generation, storage, handling, use and transportation of hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We may not have been or may not be at all times in complete compliance with such laws and regulations. Violation of these laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities.

We may be required to repair or remediate environmental damage we cause, as well as damage caused by third-party subcontractors. Additionally, under certain environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances such as pesticides and herbicides or other environmental damage.

Permits. Certain environmental laws also require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane, and to perform some of our other operations. In addition, under federal and state laws, we are required to obtain authorizations to use water resources for irrigation and industrial purposes. Violations of such laws and regulations can result in the revocation or modification of our licenses, permits and authorizations, as well as administrative sanctions, fines and injunctions for the individuals and entities involved.

In Brazil, prior to the construction, setting up, extension or operation of facilities or the performance of activities that use natural resources or that may have a current or potential polluting effect, environmental licenses must be obtained from the proper federal, state and/or municipal governmental authorities. In issuing such environmental licenses, the competent governmental authority establishes conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements.

We are subject to the regulations of the Companhia de Tecnologia de Saneamento Ambiental—CETESB, or “CETESB”, the pollution control and remediation agency of the State of São Paulo.

Environmental Licensing of Cosan. We operate 17 mills (comprising two refineries) and two port facilities in Brazil. We have obtained 16 environmental operating licenses for our mills, and we have applied for the remaining one. Our port facilities have been excused from obtaining an installation license, which is granted to authorize setting up the project based on specifications provided for in the approved plans, programs and designs, including measures of environmental control and further conditions.

Sugarcane Burning. São Paulo state and certain local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or eliminate the burning of sugarcane entirely. São Paulo state regulations provide for the gradual reduction of the burning of sugarcane. For areas that are suitable for the replacement of a manual with a mechanical harvest, the law requires the burning of sugarcane to be reduced as follows:

•	20% of the harvested area by the first year (2002);

•	30% of the harvested area by the fifth year (2006);

•	50% of the harvested area by the tenth year (2011);

•	80% of the harvested area by the fifteenth year (2016); and

•	100% of the harvested area by the twentieth year (2021).

For areas that do not technically allow the replacement of a manual harvest for a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	10% of the harvested area by the tenth year (2011);

•	20% of the harvested area by the fifteenth year (2016);

•	30% of the harvested area by the twentieth year (2021);

•	50% of the harvested area by the twenty-fifth year (2026); and

•	100% the harvested area by the thirtieth year (2031).

Sugarcane producers are also required to burn sugarcane at least one kilometer from urban centers, at least 25 meters from telecommunication stations, at least 15 meters from electricity transmission and distribution lines and at least 15 meters from federal and state railways and highways. The law requires sugarcane producers to give prior notice of the burning of sugarcane to the State of São Paulo Department for the Protection of Natural Resources (Departamento Estadual de Proteção de Recursos Naturais), or “DEPRN”, and to the owners of lands surrounding the area where the sugarcane will be burned.

Certain local governments have recently enacted more stringent laws that prohibit sugarcane burning completely. It is unclear at this point which, if any, of our properties might be affected by these local laws. In addition, the laws in this area are uncertain, complex and subject to change at any time.

There is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, our ability to operate our own plants and harvest our sugarcane crops may be adversely impacted, and the price we may have to pay to purchase already processed sugar may increase.

Our actual or alleged failure to comply with these laws and regulations has subjected and will in the future subject us to legal and administrative actions. These actions can impose civil or criminal penalties on the company, including a requirement to pay penalties or fines, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

We cannot assure you that the above costs, liabilities and adverse impacts to our operations will not result in a material adverse effect on our business, results of operations or financial condition.

Brazilian Forestry Code. We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land. In those properties where the legal forestry reserve does not meet the legal minimum, we are permitted to perform gradual reforestation until 100% of the legal forestry reserve is restored. We are currently performing the gradual reforestation of our properties and are in the process of recording this reforestation in the registries of our landholdings, as required by applicable law. If we violate or fail to comply with the Brazilian Forestry Code, we could be fined or otherwise sanctioned by regulators.

Environmental Proceedings. We are party to a number of administrative and judicial proceedings for actual or alleged failure to comply with environmental laws and regulations which may result in fines, shutdowns, or other adverse effects on our operations. See “Business—Legal Proceedings—Environmental Proceedings”.

Non compliance with environmental legislation subjects infractors to administrative, civil and/or criminal sanctions.

•

Civil Liability: Brazilian law provides for strict and joint and several liability for polluters (i.e. persons or legal entities, private or public, which are directly or indirectly responsible for an activity that causes environmental damage). Strict liability means that a party can be held responsible regardless of its knowledge, fault and degree of care or intent. Joint and several liability means that any individual party directly or indirectly involved with the cause of the damage may be sued for the entire amount of such damage, with the right to proportionally recover the losses from the other responsible parties.

In public civil actions against polluters, the plaintiff may seek money damages or specific performance to, among other things, (1) discontinue polluting activities; (2) restore the environment; or (3) fulfill any environmental law requirement. Usually money damages are awarded to plaintiffs as compensation for losses or are imposed on polluters when the environment may not be restored. The plaintiff may also obtain preliminary or temporary injunctions against polluters by proving the existence of irreparable damages to the environment or public health.

•

Criminal and administrative liability: Brazilian law provides for severe administrative and criminal sanctions against legal entities and individuals that violate its provisions regarding the protection of natural resources and pollution control. The sanctions for administrative infractions include: (1) warnings, (2) fines, which may range from R$50.00 to R$50 million (US$24.60 to US$24.6 million) that can be doubled or tripled in case of recidivism, (3) partial or total interruption or suspension of business operations, (4) demolition, (5) cancellation of licenses, (6) loss or restriction of tax incentives and benefits, (7) loss or suspension of eligibility for credit lines with official credit institutions, and (8) prohibition from contracting with the government. The criminal penalties imposed may involve imprisonment or confinement, may limit or restrict certain rights (such as the temporary suspension or cancellation of an authorization, or prohibition to contract with public bodies), and may also include a monetary penalty.

We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations, including those mentioned above. Our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity. In addition, as a result of future expansion of our activities, as well as future regulatory and other developments, the amount and timing of future expenditures required for us to remain in compliance with environmental regulations could increase substantially from their current levels.

Employees

As of April 30, 2007, we had 23,384 permanent employees and 12,205 temporary employees (who were contracted for the harvest). The following table sets forth the number of our total employees by main category of activity for the periods indicated:

	At April 30,
	2007	2006	2005
Agricultural	27,063	26,370	15,436
Industrial	6,256	6,106	5,360
Commercial	85	94	69
Administrative	1,930	1,823	1,419
Financial and investor relations	42	50	47
Port	213	198	196

Total	35,589	34,641	22,527

Although approximately 20% of our non-management employees were members of unions at April 30, 2007, we pay a mandatory union contribution for all of our employees. We believe that we have good relations with our employees and the unions that represent them, and we have not experienced a strike or other labor slowdown since 1992. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total monthly payroll was US$13.7 million for the month of April 2007, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans (Programas de Participação nos Resultados) developed with the labor unions of which our employees are members, which provide performance-based compensation. In fiscal year 2007, we made no profit sharing distributions.

Insurance

Cosan maintains insurance covering all of our inventory of ethanol and sugar and buildings and equipment in certain of our mills, against fire, lightning and explosions of any nature, in an aggregate amount of approximately R$1 billion (US$470.5 million). Our inventories of ethanol and sugar located in different mills and warehouses are covered by different insurance policies with expiration dates in 2007, each renewable annually.

All of our insurance coverage is written by leading Brazilian insurance companies, including Bradesco Seguros S.A., Unibanco AIG Seguros S.A. and Itaú Seguros S.A.

Cosan Portuária maintains civil liability insurance providing protection against any damage caused to third parties in its warehouses, equipment and third parties’ goods and boats in an aggregate amount equal to approximately R$140 million. Cosan Portuária also maintains employers’ civil liability insurance.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

Legal Proceedings

Tax Proceedings

We are engaged in a number of legal proceedings with Brazilian tax authorities for which we have recorded provisions in an aggregate amount of US$329.5 million at April 30, 2007. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially adversely affected.

Cosan has tax credits related to IPI Premium Credit introduced by Decree Law No. 491/69, that represents an incentive to export trading companies, through the grant of IPI tax credits calculated on export sales, as a form of compensation for the tax paid internally. We have used a portion of these credits to offset federal taxes and contributions. The Superior Court of Justice of Brazil had previously ruled that IPI premium credits could be used by companies to offset against other federal taxes. However, in a ruling dated November 9, 2005, the Superior Court of Justice of Brazil, a Brazilian appellate court, changed its prior position. This decision may be appealed by the losing party with the Superior Court of Justice of Brazil, and, if the party loses this appeal, it may further appeal the decision with the Superior Federal Court of Brazil (Supremo Tribunal Federal). As these proceedings remain pending, we have established a provision in the amount of US$123.7 million in our consolidated financial statements at April 30, 2007 for the full amount of the taxes that we have offset pursuant to the initial judicial authorization (including interest calculated at the Brazilian base interest rate, or “SELIC rate”). At April 30, 2007, we had an amount of US$229.4 million related to these credits that we have not used to offset any federal taxes and contributions. These credits are not recognized in the financial statements.

Da Barra is a party to legal actions challenging the right to recognize the IPI tax credits arising from purchases of raw materials, intermediary products and packaging materials that are tax-exempt, non-taxable or taxed at a zero percent rate. We have offset US$13.7 million of taxes with IPI tax credits as of April 30, 2007, and we have established a provision in the amount of US$25.2 million in our consolidated financial statements for the full amount of the taxes that we have offset pursuant to a judicial authorization granted (including interest calculated at the SELIC rate).

On October 31, 2006, Cosan and controlled company Da Barra adhered to the Special Program for the Payment of ICMS Tax Debts. As a result, we settled a material portion of our ICMS tax debts and reduced considerably the amount of the corresponding provision. As for the remaining ICMS debts, we had established a provision in an aggregate amount of US$18.3 million as of April 30, 2007.

In addition, the Brazilian federal tax authorities issued tax deficiency notices against Da Barra alleging that it had not collected an aggregate amount of US$58.6 million in PIS and COFINS with respect to foreign exchange gains and other income. Based on the opinion of our legal advisors, we have assessed the likelihood of loss in these cases as probable. As these proceedings remain pending, we have recorded a provision in the full amount of US$58.6 million claimed by the Brazilian federal tax authorities.

Da Barra instituted administrative proceedings to recover IPI taxes paid with respect to refined amorphous sugar and the right to offset these IPI taxes against other federal taxes. During these proceedings, Da Barra offset these IPI tax credits against other federal taxes. However, despite the ongoing administrative proceeding, the Brazilian federal tax authority (Secretaria da Receita Federal), or “SRF”, issued tax deficiency notices against Da Barra, claiming that Da Barra owed the full amount of the federal taxes that it offset with these IPI tax credits. To suspend the effectiveness of these tax deficiency notices, Da Barra filed suit for and obtained a preliminary injunction through a writ of mandamus. As of April 30, 2007, Da Barra has used a portion of these IPI tax credits to offset IPI and other federal taxes in an aggregate amount of US$70.9 million. We have not recorded a provision.

Da Barra is a party to legal actions challenging the constitutionality of contributions that it did not pay to the Sugar and Alcohol Institute (Instituto do Açúcar e Álcool), or “IAA”, which were levied on the sale of sugar and alcohol during the period between March 1989 and November 1991, in an aggregate amount equal to US$14.9 million. In addition, Da Barra is a party to several tax execution actions filed by the Brazilian federal government, as successor to credits held by the now-dissolved IAA, deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) with respect to payments under cross-border loans for which the Brazilian federal government acted as guarantor. The remaining balance of such tax levies on April 30, 2007 was US$44.4 million. As a result of the above-mentioned tax claims, which, according to our external legal advisors, have remote chances of success, we have recorded provision in our financial statements related to these matters in an aggregate amount of US$37.7 million.

In September 2006, the Brazilian federal tax authorities issued a tax notice against Cosan in an aggregate amount equal to US$73.0 million, including penalties and interest, related to withholding income tax. Despite what we believe is a remote chance of our success on the administrative level, we believe, based on the advice of our external legal counsel, that it is possible that we will prevail once this matter is brought before a court, and accordingly, we have not recorded a provision in our consolidated financial statements for this contingency.

We are also involved in other tax proceedings relating to ICMS, the IAA tax, IPI and other federal taxes with claims in an aggregate amount of US$103.2 million as of April 30, 2007. We have not established a provision for these tax proceedings based on our assessment that we will prevail in these proceedings.

Social Security Proceedings

The National Social Security Institute (Instituto Nacional da Seguridade Social), or “INSS”, a Brazilian federal agency, has filed several claims against us. The social security claims that have been filed against us total US$127.0 million in respect of differences in payroll contributions to agricultural employees, differences in joint responsibility contributions with hired service providers and differences in the Workmen’s Compensation Insurance contribution, over a period of several years. We believe that it is probable that we will be required to pay certain of these claims depending on the periods covered thereby. We have recorded a provision in an aggregate amount of US$7.3 million as of April 30, 2007.

Environmental Proceedings

We are party to a number of administrative and judicial proceedings regarding environmental matters. We are subject to several public civil actions related to matters including our burning of sugarcane (which is part of the manual sugarcane harvesting process), historical patrimony preservation, and protected areas. We are also subject to over 100 administrative proceedings concerning matters including the burning of sugarcane, liquid effluent discharge, air pollution, damage to environmentally protected areas and death of fish, with the claims in these proceedings totaling US$10.5 million in the aggregate. We have not recorded a provision for such proceedings, as we do not currently believe that they will result in material liabilities.

Labor Claims

As of April 30, 2007, there were approximately 2,200 individual labor lawsuits filed against us and the total amount of our potential liability under these lawsuits amounted to a total of US$37.0 million. As of April 30, 2007, we had established a provision for these contingencies in the amount of US$18.0 million. The labor claims principally relate to claims to overtime and wage premiums related to workplace hazards.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to US$50.1 million in the aggregate as of April 30, 2007. Based on the opinions of the legal counsel handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of US$31.7 million as of April 30, 2007.

For certain tax, civil and labor lawsuits, we have made judicial deposits in an aggregate amount of US$21.3 million as of April 30, 2007.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of US$149.1 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us.

Costa Pinto, one of the entities through which Mr. Rubens Ometto Silveira Mello previously held Cosan’s shares, its officers, directors, members of the fiscal council and controlling shareholders were party to an administrative proceeding initiated by the CVM for non-payment of minimum dividends to preferred shareholders during fiscal years 2000, 2002 and 2003. In this proceeding, it was asserted, among other things, that the equity method of accounting to determine net income available for dividends should not have been used. On July 14, 2004, a special preferred shareholders meeting approved the distribution of the dividends and ratified an agreement between the preferred shareholders and Costa Pinto. The parties entered into a consent decree with the CVM, agreeing to pay a total amount of R$0.3 million, and as of the date of this prospectus, all issues relating to such administrative proceeding have been resolved and Costa Pinto has paid all dividends due to its preferred shareholders.

On August 10, 2007, the CVM requested information from Mr. Rubens Ometto Silveira Mello, in his capacity as chairman of the board of directors and chief executive officer of Cosan, as to whether he breached any duty of loyalty to Cosan’s minority shareholders under Brazilian law by taking actions to effect the corporate reorganization or by potentially usurping corporate opportunities otherwise available to Cosan, especially with regard to business activities outside of Brazil by our company that could be conducted by Cosan. Mr. Rubens Ometto Silveira Mello informed the CVM on August 14, 2007 that his roles in the corporate reorganization and with respect to the corporate reorganization have been, and will continue to be, conducted in compliance with Brazilian law.

In addition, during a meeting held on August 15, 2007, we were informed by CVM commissioners that, in their opinion, future conduct of business activities outside of Brazil by our company, when these activities could be carried out by Cosan, may breach provisions of Brazilian law relating to the duty of loyalty and corporate opportunities. The CVM stated that, if our company pursues in the future corporate opportunities outside Brazil to the detriment of Cosan, the CVM may bring an administrative proceeding against Mr. Rubens Ometto Silveira Mello or us, which we anticipate may result in the imposition of monetary penalties. Mr. Rubens Ometto Silveira Mello has informed us that he believes he has not, and we also believe that we have not, breached any applicable Brazilian law; and, as and if necessary, he and we will seek to take measures to ensure compliance with such law.

Our company has undertaken to the CVM not to change the steps of the corporate reorganization described in this prospectus, particularly with respect to the exchange offer to be made to Cosan shareholders.

Acquisitions, Partnerships and Restructuring

In November 2004, FBA incorporated Nova FBA. In December 2004, Nova FBA acquired controlling interests in the Destivale Group, for an aggregate purchase price of US$36.7 million.

In January 2005, Cosan conducted a legal reorganization together with its parent company Aguassanta Participações S.A. In such transaction, Cosan exchanged its interest in the subsidiary NC Participações S.A. amounting to US$26.1 million for the shares of JVM Participações S.A., valued at their respective book values of US$1.9 million. As a result of the transactions performed on January 31, 2005, Cosan increased its indirect share control over Usina da Barra from 45.3% to 87.9%, corresponding to a total interest of 95%. This is a transaction among entities under common control and net assets were transferred at their carrying value. The income tax effects caused by this transaction were also recorded in equity. Therefore, the total amount recorded in equity related to this transaction was US$16.0 million.

In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial and of Alcomira S.A. The purchase price was US$29.2 million and the assumption of existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded goodwill related to this acquisition in an aggregate amount of US$52.2 million. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial Exportadora e Importadora S.A., or “Aguassanta Comercial” (a company indirectly controlled by our chairman and chief executive officer), S.A. Fluxo Comércio e Assessoria Internacional, or “Fluxo” and certain individuals, for US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

In March 2006, Cosan merged Usina da Barra and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool.

In April 2006, Cosan acquired controlling interests in Bom Retiro for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

In October 2006, Mundial and Bom Retiro, among other subsidiaries, merged into Cosan.

In April 2007, Cosan, together with São Martinho S.A. and Santa Cruz Açúcar e Álcool acquired Usina Santa Luiza and Agropecuária Aquidaban Ltda. for an aggregate purchase price of US$112.0 million. Cosan’s paid in cash US$39.4 million. The acquisition was carried out through Etanol Participações S.A., a holding company formed by Usina São Martinho S.A. (a wholly-owned subsidiary of São Martinho S.A.), Cosan and Santa Cruz S.A. Açúcar e Álcool, with respective interests of 41.67%, 33.33% and 25.00%, whose management model will be implemented on a joint basis, with representatives of each shareholder on the board of directors and the executive board. Usina Santa Luiza is located in the City of Motuca, in the State of São Paulo.

MANAGEMENT

Our board of directors and our executive officers are responsible for the operation of our business. Nevertheless, Mr. Rubens Ometto Silveira Mello, who controls all of our class B series 1 common shares, has the overall power to control us, including the power to establish our management policies. See “Principal Shareholders”.

Board of Directors

Our bye-laws provide that our board of directors shall consist of between five and eleven directors. Our board of directors will initially consist of nine directors. See “Description of Share Capital—Election and Removal of Directors”.

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

Our board of directors is divided into three classes (Class I, Class II and Class III) that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our bye-laws do not include any citizenship or residency requirements for members of our board of directors.

The following table lists the current members of our board of directors:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan’s Board	Class(1)	Position Held	Year of Birth
Rubens Ometto Silveira Mello(2)	2007	2000	III	Chairman	1950
Marcus Vinicios Pratini de Moraes(2)(3)	2007	2005	II	Vice Chairman	1939
Paulo Sérgio de Oliveira Diniz(2)	2007	2005	III	Director	1957
Teo Joo Kim(2)(3)	2007	2005	I	Director	1941
Marcos Marinho Lutz	2007	—	II	Director	1969
Pedro Isamu Mizutani(2)	2007	2000	III	Director	1959
George E. Pataki(3)	2007	—	I	Director	1945
Marcelo de Souza Scarcela Portela(2)	2007	2005	II	Director	1961
José Alexandre Scheinkman(3)	2007	—	I	Director	1948

(1)	The terms of the directors expire as follows: Class I at the annual general meeting held in fiscal year 2008; Class II at the annual general meeting held in fiscal year 2009; and Class III at the annual general meeting held in fiscal year 2010.
(2)	Also serves as director of Cosan.
(3)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman and chief executive officer. He has been chairman of Cosan’s board of directors and Cosan’s chief executive officer since 2000. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and director of Usina da Barra, currently Da Barra, since 2002. He also holds the position of director of the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO—União de Bancos Brasileiros S.A. and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcus Vinicios Pratini de Moraes. Mr. Pratini de Moraes is our vice-chairman and has been a member of Cosan’s board of directors since 2005. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul (1963), a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer—Berlin (1965) and a business administration degree from University of Pittsburgh and Carnegie Institute of Technology (1966). Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Livestock and Food Supply (1999-2002). He also served a term as a congressman from the state of Rio Grande Do Sul (1982-1986). He was a board member of Solvay do Brasil (1998-1999) and chairman (2003); member of the advisory council of the Brazilian Mercantile & Futures Exchange—BM&F (2003); member of the Brazil—China Business Council (2004); president of the Brazil—Russia Business Council (2004); member of the National Council of Industrial Development (2005); and vice-president of the Beef Information Center—SIC (2005). Mr. Pratini de Moraes is currently the chairman of ABIEC (Brazilian Beef Export Industries Association), a board member of FIESP (Federation of Industries of the State of São Paulo), a board member of JBS S.A. and a member of the supervisory board and the audit committee of ABN AMRO Bank N.V.

Paulo Sérgio de Oliveira Diniz. Mr. Diniz is a member of our board of directors and our chief financial and investor relations officer. He has been a member of Cosan’s board of directors since 2005 and has served as Cosan’s chief financial officer since 2003, currently also serving as Cosan’s chief financial and investor relations officer. He holds a production engineering degree from the Escola Politécnica of the University of São Paulo (1980), a master’s degree in business administration from IMD—International Management Development Institute of Switzerland (1985), and a postgraduate degree with specialization in human resources from Insead of France (1994). Mr. Diniz has over 20 years of experience in financial and operational aspects of large companies. He has worked for Hoffman La Roche and Banco Francês e Brasileiro in Brazil and also worked for United Technologies in the United States and the Bank of Montreal in Canada. He was the officer of finance for Telecom Italia Móbile—TIM Brasil S.A. from 1998 to 2003, responsible for finance and planning for Latin America. From 1992 to 1998, he worked at the Swiss company, Keramik Holding AG Laufen, as treasurer. From 1991 to 1992, he worked for Carrier Corporation as controller.

Teo Joo Kim. Mr. Teo is a member of our board of directors and has been a member of Cosan’s board of directors since 2005. He is a graduate of the Institute of Chartered Secretaries and of the Association of Chartered Certified Accountants in the United Kingdom. Currently, he serves as executive chairman of Kuok (Singapore) Limited, Pacific Carriers Limited, Kuok Oils & Grains Pte Ltd and Malaysian Bulk Carriers Berhad. Mr. Teo has more than 30 years of experience in the commodity and transportation sectors.

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan’s chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Pedro Isamu Mizutani. Mr. Mizutani is a member of our board directors and our chief operating officer. He has been a member of Cosan’s board of directors since 2000 and has served as Cosan’s managing director since 2001, currently also serving as Cosan’s chief operating officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from

FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as managing administrative and financial director of the group.

George E. Pataki. Mr. Pataki is a member of our board of directors. He has a bachelor’s degree from Yale University (1967), and a law degree from Columbia Law School (1970). Mr. Pataki was a partner in the New York law firm of Plunkett & Jaffe until 1987. He was elected mayor of Peekskill, New York in 1981, and served in the New York State Legislature as an assemblyman and then a senator from 1985 to 1994. In 1994, Mr. Pataki became the fifty-third Governor of the State of New York and was reelected in 1998 and 2002. He served as Governor from January 1, 1995 until January 1, 2007. Mr. Pataki is counsel at Chadbourne & Parke LLP.

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and has been a member of Cosan’s board of directors since 2005. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montreal, Canada. Since 2000, Mr. Portela has been a partner in the Brazilian law firm of Portela Advogados Associados S/C. Mr. Portela provides legal services to our company on a regular basis.

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ’29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris) and a member of the Conselho Acadêmico of IBMEC (São Paulo). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

Our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, will, immediately following completion of the global offering, control, directly and indirectly, 51.6% of our share capital, 91.1% of our voting power by virtue of his beneficial ownership of 100% of our class B series 1 common shares and 5.0% of our class A common shares.

On August 10 and 15, 2007, the CVM informed Mr. Rubens Ometto Silveira Mello, as chairman of the board and chief executive officer of Cosan, and our company that, in its opinion, they may breach certain provisions of Brazilian law relating to duty of loyalty and corporate opportunities in connection with the corporate reorganization and future business activities. Mr. Rubens Ometto Silveira Mello and we believe that we have complied with applicable Brazilian law; and, as and if necessary, he and we will seek to take measures to comply with such law. See “Business—Legal Proceedings—Other Proceedings”.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our executive officers are elected by our board of directors for one-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Our executive officers hold meetings when called by any of our executive officers.

The following table lists our current executive officers:

Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan	Position Held	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	Chief Executive Officer	1950
Pedro Isamu Mizutani	2007	2000	Chief Operating Officer	1959
Paulo Sérgio de Oliveira Diniz	2007	2003	Chief Financial and Investor Relations Officer	1957
Marcos Marinho Lutz	2007	2006	Chief Commercial Officer	1969

The business address of our current executive officers is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

There are no family relationships among our directors or executive officers.

There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

Except for Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder, chairman and chief executive officer, who indirectly holds 96,332,044 of our class B series 1 common shares, none of our directors and executive officers currently owns or holds class A common shares or class B common shares of our company.

Committees of the Board of Directors

Audit Committee

We are in the process of forming an audit committee that is responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors, approving related party transactions and evaluating our internal controls. The members of our audit committee will be Messrs. Marcus Vinicios Pratini de Moraes (chairman), Paulo Sérgio de Oliveira Diniz and Teo Joo Kim.

Compensation Committee

We are in the process of forming a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to amend the plan and take all other actions necessary to administer the plan in our best interests. The members of our compensation committee will be Messrs. Pedro Isamu Mizutani (chairman), Marcus Vinicios Pratini de Moraes and Marcelo de Souza Scarcela Portela.

Risk Management Committee

We are in the process of forming a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios on a periodic basis so as to achieve better operational and financial controls. The members of our risk management committee will be Messrs. José Alexandre Scheinkman (chairman), Paulo Sérgio de Oliveira Diniz and Marcos Marinho Lutz.

Compensation

Under our bye-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

We were recently incorporated and have not yet paid any compensation to the members of our board of directors and our executive officers. The aggregate amount of compensation we expect to pay to our directors and executive officers in fiscal year 2008 is US$4.3 million.

The aggregate compensation paid by Cosan to all members of its board of directors and executive officers for services in all capacities was US$2.5 million in fiscal year 2006 and US$3.1 million in fiscal year 2007. The aggregate compensation in fiscal year 2008 to be paid to all members of Cosan’s board of directors and its executive officers will be set at the annual shareholders meeting to be held on August 30, 2007. The compensation to be paid to directors and executive officers of Cosan who also act as such for our company will be in addition to compensation paid to them by our company.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits. See “Business—Employees”.

We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment. Our directors and executive officers who serve for both us and Cosan will receive compensation from both companies.

Equity-Based Compensation Plans

Cosan Limited

Employee Equity Incentive Plan

We intend to adopt the Cosan Limited equity incentive plan. We plan to reserve up to 5% of our issued and outstanding class A common shares as of the granting date for issuance under our equity incentive plan. The plan is intended to attract, retain and motivate our directors, officers and employees, to link compensation to the overall performance of the company in order to promote cooperation among our diverse areas of business and to create an ownership interest in the company with respect to these directors, officers and employees in order align their interests with the interests of our shareholders. Under the plan that we intend to adopt, the compensation committee of the board may award equity-based compensation to our officers and other employees who make or are anticipated to make significant contributions to the company. Awards under the plan may be in the form of either qualified or nonqualified stock options, restricted stock or other awards that are based on the value of our class A common shares. The specific terms of each award made under the plan, including how such award will vest, will be set forth in individual award agreements. As of the date of this prospectus, our board of directors had not yet approved our equity incentive plan.

Administration of the Plan

The plan we intend to adopt will be administered by the compensation committee of the board. The committee has the discretion to determine who will receive awards under the plan, as well as the terms of each individual award. The committee also has the discretion to interpret the terms of the plan and any corresponding award agreement, amend the plan, and generally take all other actions necessary to administer the plan in our best interests. However, any power that may be exercised by the compensation committee under the plan may also be exercised by the board.

Options and Restricted Shares

Stock options granted under the plan, upon vesting, will be exercisable for our class A common shares. The vesting period will be set forth in the individual award agreements. The exercise price per share will generally be the fair market value of a share on the date the stock option is granted. At the time our employment relationship with an officer or other employee terminates, such officer or employee will have a limited period of time to exercise any vested stock options he or she then holds. The period will vary according to the reasons for the termination of employment.

An award of restricted shares represents an award of shares to an officer or other employee that are subject to restrictions. The restrictions may be vesting restrictions, similar to those imposed on stock options, or performance-based restrictions. Until the restrictions lapse, the officer or employee holding an award of restricted stock risks forfeiture of the grant and he or she cannot transfer the shares subject to a restricted stock grant until the restrictions lapse. To date, we have not issued any stock options or restricted shares under the plan we intend to adopt.

Stock Appreciation Rights and Phantom Units

Our board may approve awards of stock appreciation rights and phantom units under the plan. A stock appreciation right, upon vesting and exercise, entitles the holder to a cash value equal in value to the difference between the fair value of a share at the time the stock appreciation right was granted and the fair value at the time it is exercised. A phantom unit, upon vesting, will entitle the holder to receive a cash amount equal to the fair market value of a unit within thirty days after the unit becomes vested.

Non-Transferability of Awards; Adjustments Upon Merger or Change of Control

We expect that some restrictions will apply to awards made under the plan. Awards will not be transferable by the officer or other employee except in limited circumstances and any shares received in connection with an award made under the plan may be subject to trading restrictions. Also, the committee will have the right to modify the terms of the plan and any award granted thereunder in the event that we engage in a merger transaction or any corporate reorganization process.

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date.

The stock purchase option plan is valid until December 31, 2010. If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than termination of his or her employment contract without just cause on Cosan’s part, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan’s common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

Upon completion of the global offering, Cosan stock options held by Cosan’s executive officers may, at their option, be canceled and converted into awards of our company, and we will comply with the limit of shares we have reserved for our equity incentive plan. The Cosan stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan’s common stock for a specified period immediately preceding the date of the completion of this offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

Summary of Significant Differences of Corporate Governance Practices

The New York Stock Exchange Corporate Governance Rules provide that we are required to disclose any significant differences on our corporate governance practices from those required to be followed by U.S. companies under New York Stock Exchange listing standards. We have summarized these significant differences below.

We are permitted to follow practice in Bermuda in lieu of the provisions of the New York Stock Exchange Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. In addition, Section 303A.12(b) provides that our chief executive officer is obligated to promptly notify the New York Stock Exchange in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the New York Stock Exchange Corporate Governance Rules.

Majority of Independent Directors

New York Stock Exchange Rule 303A.01 provides that each U.S. company that is listed on the Exchange must have a majority of independent directors. Bermuda corporate law does not require that we have a majority of independent directors. Under our bye-laws, at least 40% of our directors are required to be independent directors; which requirement increases to 60% following the death or permanent incapacitation of Mr. Rubens Ometto Silveiro Mello.

Separate Meetings of Non-Management Directors

New York Stock Exchange Rule 303A.03 provides that the non-management directors of each U.S. company that is listed on the Exchange must meet at regularly scheduled executive sessions without management. We are not required to have such executive sessions for the non-management directors under Bermuda law.

Nominating and Corporate Governance Committee

New York Stock Exchange Rule 303A.04 provides that each U.S. company that is listed on the Exchange must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Bermuda law. We believe that, pursuant to our bye-laws, the role of a nominating committee is generally performed by our board of directors and that the role of the corporate governance committee is generally performed by either our board of directors or our senior management.

Compensation Committee

New York Stock Exchange Rule 303A.05 provides that each U.S. company that is listed on the Exchange must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Bermuda law. However, we intend to form such a committee by the time the global offering is completed. We expect to have one independent director on this committee.

Audit Committee

New York Stock Exchange Rule 303A.06 and the requirements of Rule 10A-3 of the SEC provide that each listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the company must have an internal audit function and otherwise fulfill the other requirements of the New York Stock Exchange rules and Rule 10A-3 of the SEC.

Under the applicable rules of the New York Stock Exchange, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in New York Stock Exchange Rule 303A.06 on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

While we are not required under Bermuda law to have an audit committee, it is our intention to have a committee that will have the following responsibilities:

•	pre-approve services to be provided by our independent auditor;

•	review auditor independence issues and rotation policy;

•	supervise the appointment of our independent auditors;

•	discuss with management and auditors major audit issues;

•	review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	review our annual report and financial statements;

•	provide recommendations to the board on the audit committee’s policies and practices;

•	review related party transactions;

•	review recommendations given by our independent auditor and internal audits and management’s responses; and

•	provide recommendations on the audit committee’s bylaws.

Equity Compensation Plans

New York Stock Exchange Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the rule. Under Bermuda law, shareholder pre-approval is not required for the adoption of equity compensation plans nor any material revision thereto.

Corporate Governance Guidelines

New York Stock Exchange Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Bermuda law. In addition, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

New York Stock Exchange Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We do not have a similar requirement under Bermuda law. We have not yet adopted a code of business conduct and ethics. However, it is our intention to adopt such a code of business conduct and ethics by the time the global offering is completed.

PRINCIPAL SHAREHOLDERS

Cosan Limited

As of the date of this prospectus, our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. Our chief executive officer and chairman of our board of directors, Mr. Rubens Ometto Silveira Mello, will, immediately following completion of the global offering, control 51.6% of our issued and outstanding share capital, and 91.1% of our voting power by virtue of his control of 100% of our class B common shares and 5.0% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this prospectus and after completion of the global offering:

	Before the global offering						After the global offering
Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Aguassanta Participações S.A.(1)	—	—	—	—	—	—	5,000,000	5.0	—	—	5,000,000	2.5
Queluz Holdings Limited	—	—	66,321,766	31.15	66,321,766	31.15	—	—	66,321,766	31.15	66,321,766	33.8
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	68.85	30,010,278	68.85	—	—	30,010,278	68.85	30,010,278	15.3
Others	—	—	—	—	—	—	95,000,000	95.0	—	—	95,000,000	48.4

Total	—	—	96,332,044	100.0%	96,332,044	100.0%	100,000,000	—	96,332,044	100.0%	196,332,044	100.0%

(1)	5,000,000 class A common shares to be held by Aguassanta Participações S.A. or another entity controlled by Mr. Rubens Ometto Silveira Mello.

No class B series 2 common shares will be issued and outstanding immediately following the global offering.

Mr. Rubens Ometto Silveira Mello is purchasing in the global offering, through an entity controlled by him, 5,000,000 class A common shares, including class A common shares in the form of BDRs, at the initial public offering price.

Queluz Holdings Limited, Costa Pinto and Aguassanta Participações S.A.

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares and another entity controlled by our controlling shareholder will own 5.0% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, our chief executive officer and chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Cosan

The following table sets forth information relating to the beneficial ownership of Cosan’s common shares as of the date of this prospectus.

Shareholders	Common Shares	%
Cosan Limited.	96,332,044	51.0%
Kuok Group:
Lewington Pte. Ltd	11,329,050	6.0
Commonwealth Carriers S.A.	1,258,785	0.7
Sucres et Denrées	4,378,212	2.3
Wellington Management Company, LLP(1)	9,549,670	5.0
Others	66,038,599	35.0

Total	188,886,360	100.0%

(1)    Based on information filed by Wellington Management Company, LLP with the CVM on July 10, 2007. Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 9,549,670 common shares that are held of record by its clients.

On December 7, 2006, Cosan’s strategic shareholders Commonwealth Carriers S.A., or “Commonwealth”, Lewington Pte. Ltd., or “Lewington”, part of the Kuok Group, and Sucden, agreed to purchase common shares of Cosan from Aguassanta Participações S.A., or “Aguassanta Participações”, a company controlled by our controlling shareholder, and certain of its affiliates. As a result, at April 30, 2007, Sucden’s aggregate equity interest in Cosan was 4,378,212 common shares (or 2.3% of Cosan’s total outstanding common shares), Commonwealth’s aggregate equity interest was 1,258,785 common shares (or 0.7% of Cosan’s total outstanding common shares), and Lewington’s aggregate equity interest was 11,329,050 common shares (or 6.0% of Cosan’s total outstanding common shares). As a result, Aguassanta Participacões’ aggregate equity interest in Cosan decreased to 66,378,951 common shares (or 35.1% of Cosan’s total outstanding common shares).

In June 2007, Tereos do Brasil Participações Ltda. sold in the open market in Brazil all of its 11,716,797 common shares of Cosan, representing 6.2% of Cosan’s total outstanding common shares.

Set forth below is a brief description of each of the shareholders mentioned in the table above.

Cosan Limited

We currently own 51.0% of Cosan’s common shares. Prior to the global offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Lewington Pte. Ltd.

The Kuok Group, Cosan’s indirect shareholder through Lewington, owns and controls mills and refineries in Malaysia, Indonesia, Thailand and China, producing fertilizers, sugar, flour and vegetable oils, among other agricultural products.

Sucres et Denrées S.A.

Sucres et Denrées S.A., is one of the largest sugar trading companies in the world. Sucden sells approximately 9 million tons of sugar per year, or approximately 20% of the total sugar sold in the world market, 50.0% of which is currently exported from Brazil. The Sucden Group has operations worldwide and its principal subsidiaries are in the United States, Brazil, Russia and the United Arab Emirates. Sucden is also a sugar producer and owns three mills in Russia with a refinery capacity of 500,000 tons of demerara sugar and a grinding capacity of one million tons of beetroot.

Shareholders’ Agreements and Other Arrangements

Cosan Limited

Aguassanta and Costa Pinto, our indirect controlling shareholders, entered into a shareholders’s agreement pursuant to which they undertake to vote jointly with respect to any matter related to us and our subsidiaries. Aguassanta and Costa Pinto agree to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The vote of the indirect shareholder that owns a greater equity stake on us shall prevail.

Cosan

IFC Loans

On June 28, 2005, Cosan entered into a US$70.0 million credit facility with IFC. Cosan used the proceeds of the loans, or “IFC Loans”, to expand and modernize its mills and refineries. The IFC Loans consist of two loans: (1) up to a US$50.0 million loan, or “IFC A Loan”; and (2) up to a US$20.0 million loan, or “IFC C Loan”. On October 14, 2005, we borrowed the full amount under the IFC C Loan, and on February 23, 2006, we borrowed the full amount available under the IFC A Loan. IFC elected to partially (and not fully) exercise its option to convert US$5.0 million of the IFC C Loan into 228,750 of Cosan’s common shares (or 686,250 after the three-to-one split of Cosan’s common shares in August 2006), and the outstanding US$15.0 million principal amount of the IFC C Loan will be payable in a single principal installment on January 15, 2013.

The security for the IFC Loans consists of a mortgage over the Da Barra mill and certain other movable assets of Da Barra. In addition, the IFC Loans are jointly and severally guaranteed by Mr. Rubens Ometto Silveira Mello, Amaralina and Cosan’s subsidiaries, Da Barra, Cosan Portuária, Cosan Refinadora and Agrícola Ponte Alta S.A. The IFC Loans include certain ongoing covenant obligations on Cosan, including, without limitation, restrictions on Cosan’s payment of dividends and Cosan’s incurrence of additional debt unless certain financial ratios are satisfied.

Additionally, on June 28, 2005, Cosan, together with Mr. Rubens Ometto Silveira Mello, Aguassanta Participações S.A., Costa Pinto, Santa Bárbara Agrícola S.A., FBA, Barra, Cosan Refinadora and Cosan Portuária entered into an equity rights agreement with IFC governing certain matters regarding Cosan’s common shares, the equity capital of Cosan’s controlling shareholders and the equity capital of Cosan Refinadora, Cosan Portuária, Barra and FBA.

The equity rights agreements refer to Aguassanta Participações, Costa Pinto and Santa Bárbara Agrícola S.A. as Cosan’s controlling shareholders. Pursuant to the equity rights agreement and so long as the IFC Loans remain outstanding, (1) Mr. Rubens Ometto Silveira Mello has agreed to retain, directly or indirectly, not less than a 51.0% ownership share in the aggregate total voting capital of the controlling shareholders, (2) the controlling shareholders agree to retain, directly or indirectly, not less than a 51.0% ownership share in the aggregate total voting capital of Cosan and (3) Cosan agrees to retain, directly or indirectly, not less than a 51.0% ownership share in the total voting capital of Cosan Refinadora, Cosan Portuária or Barra, and not less than a 51.0% ownership share in the total voting capital of FBA.

Under the equity rights agreement, the controlling shareholders have granted tag along rights to IFC such that if any of the controlling shareholders receives an offer from a third party to sell any of the shares in Cosan that they own, IFC may participate on a pro rata basis in such sale on the same terms and conditions as Cosan’s controlling shareholders. In addition, pursuant to the terms of the equity rights agreement and as long as IFC remains Cosan’s shareholder, IFC may sell Cosan’s common shares that it owns, in whole or in part, to Mr. Rubens Ometto Silveira Mello if (1) an event of default occurs and is continuing under the IFC Loan agreement or (2) Cosan’s common shares are delisted from any stock exchange.

Shareholders’ Agreement with Kuok Group (Lewington), Commonwealth and Sucden

On July 22, 2005, Cosan, Usina Costa Pinto S.A., Santa Bárbara Agrícola S.A., Aguassanta Participações, each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, and Belga Empreendimentos e Participações Ltda. entered into a shareholders’ agreement with Sucden, Lewington and Commonwealth, pursuant to which Sucden, Lewington and Commonwealth will together have the right to appoint one member of Cosan’s board of directors as long as (1) they collectively hold two-thirds of the number of Cosan’s shares (25,959,450 shares) that they currently own and (2) their collective ownership interest in Cosan represents at least 3.5% of Cosan’s total share capital.

In March and September 2006, amendments to this shareholder agreement were executed in order to allow Sucden to pledge up to 2,400,000 common shares of Cosan’s capital stock to BNP Paribas or any of its subsidiaries. Nonetheless, for such a pledge to be valid, the amendment requires that BNP Paribas undertake in writing in the pledge documentation not to enforce such pledge and not to sell any of the relevant shares.

Cosan Portuária

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A. entered into a shareholders’ agreement that regulates the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan capital increase in the amount of US$1.5 million, which was fully subscribed by Cosan’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

Under this shareholders’ agreement, the following matters require the approval of shareholders representing at least 92% of Cosan Portuária’s share capital:

•	any actions that may jeopardize the capacity of Cosan Portuária to service its customers in the ordinary course of business;

•	the performance by Cosan Portuária of any activities or businesses different from its ordinary course of business (including the sale and acquisition of assets);

•	any merger, amalgamation or spin-off of Cosan Portuária with or into any other companies;

•	transactions between Cosan Portuária and any of its shareholders or affiliates;

•	the issuance, cancellation or amendment of any guarantees, indemnities or powers-of-attorney (except if entered into with the Brazilian Port Authorities – CODESP by virtue of the port concession);

•

any amendments to the bylaws or any other corporate documents of Cosan Portuária that may affect any of the matters that require the approval of Tate & Lyle do Brasil Serviços e Participações S.A. or any minority shareholders’ rights to which Tate & Lyle do Brasil Serviços e Participações S.A. is entitled;

•	any changes in the share capital of Cosan Portuária;

•	the dissolution, termination or liquidation of Cosan Portuária;

•	distribution of dividends or other payments by Cosan Portuária to its shareholders; and

•	the termination of any agreements entered into between Cosan Portuária and Tate and Lyle (or any of Tate & Lyle’s affiliates).

The board of directors of Cosan Portuária is comprised of ten members, nine of which (and their alternates) are designated by Cosan’s and one (and his alternate) is designated by Tate & Lyle. Holders of non-voting preferred shares of Cosan Portuária are entitled to dividends in an amount that is 10% higher than dividends distributed to holders of its common shares. Dividends to be distributed to Tate & Lyle may be applied (through set-off or in the form of a discount) against payments due from Tate & Lyle pursuant to the commercial agreements entered into between Tate & Lyle and Cosan. This shareholders’ agreement remains valid as long as the port concession granted to Cosan Portuária is in effect.

Shareholders’ Agreements and Other Arrangements Involving our Controlling Shareholder

Our controlling shareholder Mr. Rubens Ometto Silveira Mello, is a party, together with his mother, Mrs. Isaltina Ometto, an indirect minority shareholder of Cosan, to shareholders’ agreements as well as other contractual arrangements governing the holding companies that own, directly and indirectly, Cosan’s and our share capital. The terms of these agreements, which were entered into in 1996 and 1997, grant veto rights to Mrs. Ometto for any changes in the share capital of these holding companies, their respective dividend policies, their ability to sell assets and other corporate actions that may result in a dilution of her equity interest in these companies. In addition, Mrs. Ometto has a right of first refusal in connection with the sale of equity interests in, or held by, these holding companies.

The agreement governing the purchase by Mr. Rubens Ometto Silveira Mello of Mrs. Isaltina Ometto’s equity interest in Nova Celisa also provides that if Mr. Ometto were to default in the payment of the purchase price for preferred shares of Nova Celisa S.A., 2% of the common shares that he acquired would be returned to Mrs. Ometto, which would effectively transfer control of Cosan to Mrs. Ometto. However, we believe that the risk of default is minimal, as the remaining unpaid portion of the purchase price is a monthly stipend for living expenses required to be paid by Mr. Ometto to his mother, together with additional non-cash consideration. All payments required to be made under this agreement have been made to date.

RELATED PARTY TRANSACTIONS

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 12 to our audited financial statements included in this prospectus.

Our board of directors will delegate to the audit committee the responsibility for reviewing and approving all related party transactions (within the meaning of Item 404 of Regulation S-K of the SEC). The audit committee will be responsible for obtaining information from our directors, executive officers and major shareholders with respect to related party transactions and for then determining, based on the facts and circumstances, whether our company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to our company or a related party will be disclosed in our company’s annual report on Form 20-F.

The following summarizes the material transactions we engaged in with our principal affiliates in fiscal year 2007.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of April 30, 2007, Cosan leased 290,000 hectares through approximately 1,600 land lease contracts with an average term of five years. Three of these contracts (covering 35,701 hectares, or approximately 12% of the land leased by us) are with entities controlled by our chief executive officer and controlling shareholder. These land lease agreements are on arm’s length terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of approximately 16.4 tons of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

Guarantees with Related Parties

On June 28, 2005, Mr. Rubens Ometto Silveira Mello, Barra, Amaralina, Cosan Portuária, Cosan S.A. Refinadora de Açúcar and Agrícola Ponte Alta entered into a guarantee agreement with the IFC, pursuant to which they jointly and severally guaranteed Cosan’s obligations under the IFC Loans up to an aggregate principal amount of US$70.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—IFC Loans”.

As a result of Cosan’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Special Agricultural Financing Program (Programa Especial De Saneamento De Ativos)”.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes provisions of our memorandum of association and our bye-laws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The objects of our business are set forth in our memorandum of association and provide that we have unrestricted objects and powers and rights including to:

•	import, export, produce and sell ethanol, sugar, sugarcane and other sugar by-products;

•	distribute and sell fuel and other fuel by-products;

•	produce and market electricity, steam and other co-generation by-products;

•	render technical services related to the activities mentioned above; and

•	hold equity interests in other companies.

There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

Share Capital

We increased our authorized class A common shares from 1,000 to 1,000,000,000 class A common shares, on July 30, 2007, and approved the issuance, transfer and exchange of 96,332,044 class B series 1 common shares to Queluz Holdings Limited and Costa Pinto.

Our authorized share capital consists of 1,000,000,000 class A common shares, par value US$0.01 per share, and 188,886,360 class B common shares, par value US$.01 per share. The authorized class B common shares are, in turn, divided into two series: 96,332,044 class B series 1 common shares, par value US$0.01 per share; and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Upon completion of the global offering, we will have 100,000,000 class A common shares and 96,332,044 class B series 1 common shares issued and outstanding.

As of the date of this prospectus, no preference shares are issued and outstanding. All of our common shares issued and outstanding prior to completion of the global offering are and will be fully paid, and all of our shares to be issued in the global offering will be issued as fully paid. In accordance with Bermuda law, and subject to any contrary provision in any agreement between us and our shareholders, in relation to fully-paid shares of our company, no shareholder shall be obliged to contribute further amounts to the capital of our company, either in order to complete payment for their shares, to satisfy claims of creditors of our company, or otherwise; and no shareholder will be bound by an alteration of the memorandum of association or bye-laws of our company after the date on which he or she became a shareholder, if and so far as the alteration requires him or her to take, or subscribe for additional shares, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, our company.

Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued share capital.

Under our bye-laws, the holders of our class A common shares and class B common shares will be offered the preemptive right to purchase, in the first instance, on a pro rata basis according to their ownership interests, additional shares in the event of any increase in share capital. However, this preemptive right may be waived by (1) a majority of our board of directors in the case of a public offering (whether or not registered under the Securities Act) or (2) a majority of the independent directors on our board of directors in any circumstance.

Pursuant to and in accordance with the Notice to the Public dated June 1, 2005 issued by the Bermuda Monetary Authority, there is no limitation on the right of non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of class A common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Holders of class B series 1 common shares or class B series 2 common shares are entitled to ten votes per share on all matters submitted to a vote of holders of common shares, except as otherwise provided by our bye-laws.

Except for the conversion provisions relating to our class B common shares, holders of our class A common shares and class B common shares have no redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding-up, the holders of class A common shares and class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Under our bye-laws, we may, subject to the affirmative vote of a majority of our board of directors and a majority of our class A common shares and class B common shares, each voting as a separate class, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by such shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. There are no outstanding preference shares, and we have no present plans to issue any preference shares.

Dividend Rights

For information concerning dividend rights of our class A common shares, class B series 1 common shares and class B series 2 common shares, see “Dividends and Dividend Policy”.

Tag-along Rights

No person or group of persons (other than a holder of class B series 1 common shares) may, in a transaction or series of transactions, acquire, directly or indirectly, the beneficial ownership of class A common shares representing more than 15% of our issued and outstanding common shares from any person or otherwise acquire control over our company, unless the terms and conditions of such transaction or transactions include an offer by the acquiring person or group of persons to the holders of all other class A common shares or class B common shares to acquire at the option of each applicable shareholder, all or any part of the respective shares owned by it. The price per share paid by the acquiring person or group of persons will be equivalent to the greater of (1) the highest price per share paid by the acquiring person or group of persons and (2) a price determined based on an appraisal report. The tag-along tender offer must be launched no later than promptly after closing of the sale that triggers application of the tag-along provision and be completed within 60 days after the consummation of the transaction or series of transactions. In the event that the tag-along tender offer is not completed within the 60-day period, the holder or holders of the shares acquired will not be entitled to vote such shares, and we will be entitled to compel such holder or holders to sell these shares to unaffiliated persons deemed acceptable by a majority of our board of directors at the lower of (A) the lowest acquisition price paid for the class A common shares and (B) the then prevailing market price on the New York Stock Exchange or such other stock exchange which constitutes the principal market for the class A common shares on a date selected by our board of directors that is not more than ten trading days on the applicable exchange following the expiration of the 60-day period.

This tag-along right will not apply to dispositions of interests in class A common shares or class B common shares that are required by any governmental entity.

Conversion

Our class A common shares are not convertible into any other shares of our authorized share capital.

Each class B common share is convertible at any time, at the option of the holder, into one class A common share. In addition, each class B common share will, subject to limited exceptions applicable to class B series 1 common shares referred to below, automatically convert into one class A common share upon any transfer of its current beneficial ownership, whether or not for value.

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by our board of directors based on the medical determination of two internationally-recognized certified physicians that he is permanently incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our bye-laws:

•	appointment of the chief executive officer of our company or any of its subsidiaries (including successors thereof);

•	changes to the core business strategy of our company or any of its subsidiaries;

•	change name or corporate purpose of our company or any of its subsidiaries;

•	amendments to any rights of the class B series 1 common shares;

•	any recapitalization, stock split, combination, reclassification or similar action affecting equity interests in our company or any of its subsidiaries;

•	redemption, capital reduction or other acquisition for value of any shares of equity interests in our company or any of its subsidiaries;

•

any transaction or series of transactions resulting in a spin-off, delisting, merger, amalgamation, reorganization or combination of or by our company or any of its subsidiaries with, or any acquisition of, another person involving an amount in excess of US$250 million;

•	any sale, lease, assignment, transfer or other disposition of assets valued in the aggregate, in excess of US$250 million;

•	any voluntary liquidation, reorganization, dissolution or winding-up of, or a voluntary filing for bankruptcy protection by our company or any of its subsidiaries;

•	the approval of the limit of the compensation of members of the board of directors or executive officers of our company or any of its subsidiaries;

•	the making of any investment in excess of US$250 million other than investments in the ordinary course of business;

•	entering into any joint venture, partnership or any similar arrangement other than in the ordinary course of business;

•	any related-party transactions;

•	the incurrence of any liens on properties valued, in the aggregate, in excess of US$250 million;

•	amendment of the provisions of any of the foregoing actions or events; and

•	agreeing to, or otherwise committing to take, any of the foregoing actions.

Mr. Rubens Ometto Silveira Mello may also transfer his class B series 1 common shares to a trust, corporation, partnership or limited liability company in which he and, following his death or permanent incapacitation, a member or members of his immediate family, directly or indirectly, retain sole dispositive power and exclusive voting control with respect to such entity and the class B series 1 common shares held by such entity. In addition, any such trust, corporation, partnership, or limited liability company that directly holds class B series 1 common shares may distribute those shares to its respective partners, members or owners (which may further distribute the class B series 1 common shares to their respective partners, members or owners) without triggering a conversion to class A common shares, provided that Mr. Rubens Ometto Silveira Mello and, following his death or permanent incapacitation, his immediate family members continue to hold sole dispositive power and exclusive voting control over the class B series 1 common shares.

Class B common shares also will automatically convert into class A common shares when the aggregate outstanding class B series 1 common shares represent less than 45% of our total voting power in respect of the issued and outstanding share capital in the company. In addition, Class B series 2 common shares will automatically convert into class A common shares if all the class B series 1 common shares convert into class A common shares.

Once transferred and converted into class A common shares, class B common shares will not be reissued. No class of common shares may be subdivided or combined unless the other class of common shares concurrently is subdivided or combined in the same proportion and in the same manner.

Transfer of Shares

Our board of directors may, in its discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Any transfer of beneficial ownership of class B series 1 common shares or class B series 2 common shares not registered with the company will be null and void. Subject to these restrictions, a holder of shares in the company may transfer the title to all or any of such holder’s shares in the company by completing a form of transfer in such form as our board of directors may reasonably approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up voting power. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that either the chairman or our board of directors may call an annual general meeting or a special general meeting.

Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power.

Any action required to be taken at a meeting of shareholders except in the case of the removal of auditors or directors may be taken without a meeting and without vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of issued and outstanding shares of the company, their proxy or corporate representative representing the percentage of votes required if the resolution had been voted on at a meeting of the shareholders. Notice of any resolution in writing shall be given to all shareholders entitled to attend a vote at a shareholder meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and eleven directors or such greater number as the board and the shareholders may determine. Our board of directors will initially consist of nine directors. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules of the New York Stock Exchange or any other principal securities exchange on which the class A common shares are so listed).

Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. There is also no requirement under Bermuda law or in our bye-laws that our directors must retire at a certain age.

Any shareholder wishing to propose for election as a director a person who is not an existing director or is not proposed by our board must give notice to the company of the intention to propose that person for election. The notice must be given not later than 90 days before the first anniversary of the last annual general meeting, or ten days after the notice of the general meeting at which the directors will be elected, whichever is earlier.

Our bye-laws provide that a director may be removed with or without cause by a majority of the other directors then in office, provided notice is given to the director of the board of directors’ meeting convened to remove the director. Our bye-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the votes cast at a shareholder’s meeting at which a quorum is present, provided notice is given to the director of the shareholders’ meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the voting shares, provided notice is given to the director of the shareholders’ meeting convened to remove the director. In each case, the notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Our board of directors may fill any vacancy occurring as a result of the removal, resignation, insolvency, death or incapacity of a director.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided that he or she discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our bye-laws provide that a director is entitled to be counted in the quorum, but may not vote in respect of any such contract or arrangement in which he or she is interested. Under Bermuda law, a director (including the spouse or children of the director or any company (other than a company which is a holding company or a subsidiary of the company making the loan) of which such director, spouse or children own or control, directly or indirectly, more than 20% of the total capital or loan debt) cannot borrow from us without the consent of any shareholders holding in the aggregate not less than 90% of the total voting rights of all shareholders having the right to vote at any general meeting of the shareholders.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We understand that, in the opinion of the staff of the SEC, the operation of this provision as a waiver of the right to sue for violations of U.S. federal securities laws would likely be unenforceable in U.S. courts.

Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty.

Amalgamations and Other Business Combinations

Under Bermuda law, the amalgamation or other business combination of a Bermuda company with another company (other than certain affiliated companies), unless the bye-laws otherwise provide requires the amalgamation or other business combination to be approved by a majority of the Bermuda company’s board of directors and by 75% of the voting rights of the share capital of the Bermuda company. The quorum for the shareholder approval is two persons holding or representing at least one-third of the voting power of the company.

Our bye-laws provide that an amalgamation or other business combination (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing a majority of the voting rights of the paid-up and outstanding share capital. Any amalgamation or other business combination (as defined in our bye-laws) not approved by our board of directors must be approved by the holders of not less than 66- 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Specified Transactions Involving Interested Shareholders

Specified transactions consist of the following:

•	any merger, consolidation or amalgamation with an interested shareholder;

•

any disposition or security arrangement with or for the benefit of any interested shareholder involving any of our assets, securities or commitments or those of any subsidiary or any interested shareholder that has an aggregate fair market value and/or involves aggregate commitments of US$250 million or more or constitutes more than 10% of the book value of the total assets or 10% of the shareholders’ equity of the entity in question;

•	the adoption of any plan for our liquidation or dissolution or for the discontinuation into another jurisdiction, unless proposed or adopted independently of any interested shareholder; or

•

any reclassification of our shares or other securities, or recapitalization, or any merger, consolidation or amalgamation with any of our subsidiaries or any other transaction that has the effect of increasing the proportionate share of any class of shares beneficially owned by an interested shareholder.

In addition to any affirmative vote required by law or our bye-laws, a specified transaction with any interested shareholder will require the affirmative vote of not less than 66- 2/3% of the aggregate voting power of the voting shares, voting together as a single class, excluding voting shares beneficially owned by any interested shareholder. Alternatively, a specified transaction may proceed with any affirmative vote required by law or our bye-laws if the following principal conditions are satisfied: (1) the approval of a majority of directors who are not affiliates of the interested shareholder; and (2) the payment of cash or other consideration to the holders of common shares equal to the highest per share amount paid by the interested shareholder within a two-year period or in the transaction in which he or she became such an interested shareholder or, if higher, the closing sales prices of such shares on the New York Stock Exchange on the announcement date for the specified transaction or on the date of the transaction in which he or she became such an interested shareholder.

For purposes of our bye-laws, an “interested shareholder” includes, among others, any person who is or has publicly disclosed an intention to become the beneficial owner of shares representing 10% or more of our aggregate voting power of the voting shares.

Non-Competition Provision Applicable to Brazil

Our bye-laws provide that we will operate and conduct business in Brazil exclusively through Cosan and its subsidiaries, and we will not compete, directly or indirectly, with Cosan in Brazil, unless otherwise approved by a majority of our independent directors.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Our bye-laws provide that no bye-law will be rescinded, altered or amended, unless it has been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of recision, alteration or amendment to the bye-laws relating to interpretation, rights of shares, modification of rights, indemnity of directors and officers, amalgamations and other business combinations, specified transactions involving interested shareholders, our discontinuation into another jurisdiction, tag-along rights and amendment or alterations of bye-laws, the required resolutions must include the affirmative vote of at least 66- 2/3% of our directors then in office and holders of at least 66- 2/3% of class A common shares and at least a majority of class B common shares then in issue entitling the holder to attend and vote on the resolution, with holders of each class voting separately. In the case of recission, alteration or amendment to the bye-laws relating to the transmission of shares upon the death of a holder of class B series 1 shares, election of directors, the removal of directors, the increase of share capital and the alteration of share capital, the requisite affirmative votes are a majority of the directors then in office and holders of a majority of each of class A common shares and class B common shares then in issue entitling the holder to attend and vote on the resolution, with holders of each class voting separately.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued and outstanding share capital or any class thereof and or the holders of not less in the aggregate than 20% of the company’s debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital or change its name as provided in the Companies Act 1981.

Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Modification of Rights

While we have more than one class of shares and more than one series of class B common shares, the rights attaching to any class or series, unless otherwise provided for by the terms of issue of the relevant class or series, may be modified with the consent in writing of the holders or the approval of the votes cast at a general meeting representing not less than 66- 2/3% of the aggregate voting power of the shares in issue and not less than 75% of the aggregate voting power of the issued shares of that class or series, as the case may be. The quorum for any such general meeting will be two or more persons holding or representing by proxy one-third of the voting power of the issued shares of the class or series, as the case may be. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those new shares, vary the rights attached to existing shares.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda court to appraise the fair value of those shares within one month’s notice of the shareholders’ meeting.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, may permit in certain circumstances a shareholder to commence an action in the name of a company to remedy a wrong to the company where the challenged act would allegedly be beyond the power of the company or illegal. In addition, consideration would be given by a Bermuda court to acts that would allegedly constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders’ voting power than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some or all of the shareholders, one or more shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by either: (1) paying up unissued shares to be allotted on a pro rata basis to shareholders as fully paid bonus shares (except in connection with the conversion of shares); or (2) paying up in full partly paid shares of those shareholders who would be entitled to such sums if they were distributed by way of dividend or other distribution.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable inquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions only in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Pursuant to a Notice to the Public dated June 1, 2005, issued by the Bermuda Monetary Authority, the Bermuda Monetary Authority granted general permission for the issue and subsequent transfer of any shares of a Bermuda company to and between non-residents of Bermuda where any shares of the company are listed and remain so listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such permissions, the Bermuda Monetary Authority will not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Registrar or Transfer Agent

A register of holders of the class A common shares and class B common shares and any other issued share capital will be maintained by Reid Management Limited in Bermuda, and a branch register will be maintained in the United States by Mellon Investor Services LLC, who will serve as branch registrar and transfer agent.

Anti-takeover Effects Of Our Bye-laws

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•

the affirmative vote of a majority of our directors then in office and a majority of all votes attaching to all shares then in issue or, if not approved by a majority of the directors in office, at least 66- 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “—Tag-Along Rights”.

DIVIDENDS AND DIVIDEND POLICY

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy will be similar to the current dividend policy of our main subsidiary, Cosan. Cosan is required by the Brazilian corporate law to distribute (and has historically done so) on an annual basis dividends representing 25% of its net income (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income (as calculated under U.S. GAAP), to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet requirements under Bermuda law.

Cosan has a dividend policy that is similar to that of our company, although the net income is calculated in accordance with Brazilian GAAP (subject to certain adjustments mandated by Brazilian corporate law). Because Brazilian GAAP differs in significant respects from U.S. GAAP, Cosan’s dividends to us may be lower than the corresponding amounts under our dividend policy, which is based upon net income under U.S. GAAP. The main difference between U.S. GAAP and Brazilian GAAP that produces material variances in net income relates to hedging transactions. Under Brazilian GAAP, hedging results are allocated to the income statement together with the result of the underlying asset. Under U.S. GAAP, on the other hand, we “mark to market” our hedging portfolio against financial income (expense). As a result, for U.S. GAAP purposes, our hedging policy is likely to be responsible for fluctuations in our net income. In fiscal year 2007, the difference between dividends paid by Cosan and the dividends we would have paid if our dividend policy were in effect as of April 30, 2007 would have been US$8.8 million assuming that Cosan had been our wholly-owned subsidiary. We expect that differences may occur in fiscal year 2008 and future periods, as Cosan continues to enter into hedging transactions. The amount of Cosan’s dividends to us will also depend upon the level of our future ownership in Cosan’s common shares. In the event of any difference between dividends to be paid under our dividend policy and dividends paid to us by Cosan, our board of directors will be required to decide, at the relevant time, either to pay dividends above 25% of net income (as calculated under U.S. GAAP) or else pay dividends below that 25% level using cash dividends received from Cosan and any other subsidiaries.

Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all due to a number of factors, such as:

•

we are a holding company, and therefore, our ability to pay dividend will depend on our ability to receive distributions from our subsidiaries, particularly our subsidiary Cosan. See “Risk Factors—Risks Relating to Our Class A Common Shares—As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries” and “—Cosan’s Dividend Policy”;

•	our subsidiaries may become subject to covenants restricting their ability to distribute dividends under credit facilities, term loans or other indebtedness;

•

any imposition of restrictions on conversions and remittances by the Brazilian government could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends of our Brazilian subsidiaries. See “Risk Factors—Risks Related To Our Class A Common Shares—As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries”;

•	our shareholders have no contractual or other legal rights to dividends pursuant to Bermuda law; and

•	we may not have sufficient cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs.

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each class A common share and class B common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bye-laws and Cosan’s by-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

The dividend rights attaching to our class A common shares and class B common shares are not cumulative in the event that we do not, for any reason, pay dividends on those shares.

Any cash dividends payable to holders of our common shares quoted on the New York Stock Exchange will be paid to Mellon Investors Services LLC, our transfer agent in the United States, for disbursement to those holders.

Cosan’s Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s financial statements in accordance with Brazilian GAAP. The mandatory dividend is equal to 25% of Cosan’s net income for the prior year (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). The mandatory dividend may be made in the form of dividends or interest on shareholders’ equity, which may be deducted by Cosan in calculating its income and social contribution tax obligations. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of Cosan’s common shares and depends on numerous factors. These factors include Cosan’s results of operations, financial condition, cash requirements, future prospects, financial covenant limitations, and other factors deemed relevant by Cosan’s board of directors and shareholders. Cosan’s board of directors has adopted a dividend policy pursuant to which Cosan has distributed as dividends and/or interest on shareholders’ equity in the amount of approximately 25% of Cosan’s net income for each fiscal year. Under Brazilian corporate law, Cosan may establish income reserve accounts composed of a legal reserve, an investments reserve and/or a retained profit reserve. The balance of such income reserve accounts must not exceed the amount of Cosan’s capital stock and any excess amounts must either be incorporated to its capital stock or distributed as dividends. Cosan currently does not have any income reserve accounts, but may establish them in the future. Cosan has historically paid cash distributions.

The following table sets forth Cosan’s dividend distributions calculated, under Brazilian GAAP, for each of the last five fiscal years:

Fiscal Year	Total Dividend Distribution
	(in millions of US$)
2003	US$	1.8
2004		1.0
2005		0.6
2006		—
2007		37.3

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. In addition, Brazilian tax laws permit Cosan to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction is limited to (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; or (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

TAXATION

Bermuda Tax Considerations

According to Appleby, our special Bermuda counsel, at the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.

We have obtained an assurance in the form of a certificate from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us. An Annual Government Fee is payable yearly and is assessed according to the assessable share capital of the company.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of purchasing, owning, and disposing of class A common shares. This discussion applies only to U.S. Holders (as defined below) that are initial purchasers of class A common shares pursuant to the offering and that will hold our class A common shares as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding class A common shares as part of a hedge, “straddle”, integrated transaction or similar transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations; or

•	persons that own or are deemed to own ten percent or more of our voting stock.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of class A common shares in your particular circumstances.

As used herein, the term “U.S. Holder” means a beneficial owner of class A common shares that is, for U.S. federal tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on class A common shares, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied. Recently introduced legislation would, if enacted in its current form, deny “qualified dividend income” treatment for certain foreign distributions, including payments from foreign entities not subject to tax in the foreign country, like Cosan Limited. It is uncertain whether or when such legislation will be enacted into law. U.S. Holders should consult their own tax advisors regarding the implications of such legislation for their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your class A common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Sale and Other Disposition of Class A Common Shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of class A common shares will be capital gain or loss, and will be long-term capital gain or loss if you held our class A common shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in our class A common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Based on the current composition of our income and the market value and composition of our assets, we believe that we will not be considered a PFIC for our current taxable year, and do not expect to become a PFIC in the future. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year. Specifically, we have now, and will continue to have after this global offering, a significant amount of cash and other assets on our consolidated balance sheet that are or may be considered passive assets for PFIC purposes. Whether such current amounts and additional amounts expected to be raised through this offering result in PFIC status for us may depend on, among other factors, how soon and in what assets we invest the proceeds of this global offering. Our current PFIC status will not be determinable until the close of our current taxable year, and is in any event an inherently factual determination. Accordingly, Davis Polk & Wardwell is unable to render an opinion on our PFIC status. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a class A common share, certain adverse consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of class A common shares would be allocated ratably over the U.S. Holder’s holding period for the class A common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any portion of any distribution in respect of class A common shares that exceeds 125% of the average of the annual distributions on class A common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. U.S. persons may be able to make a mark-to-market election that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under an international underwriting agreement dated as of the date of this prospectus, we are offering class A common shares through the international underwriters named below in the United States and other countries outside Brazil.

Subject to the terms and conditions of the international underwriting agreement, each of the international underwriters has severally agreed to purchase from us the number of class A common shares listed opposite to its name in the following table:

Underwriter	Number of Class A Common Shares
Credit Suisse Securities (USA) LLC	40,000,000
Morgan Stanley & Co. Incorporated	40,000,000
Goldman, Sachs & Co.	20,000,000

Total	100,000,000

Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. are acting as joint bookrunners and representatives of the international underwriters for the international offering.

The international underwriting agreement provides that the international underwriters are obligated to purchase all of the class A common shares in the international offering if any are purchased, other than those class A common shares covered by the over-allotment option described below. The international underwriting agreement also provides that, if an international underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have entered into a Brazilian underwriting agreement with a syndicate of Brazilian underwriters providing for the concurrent offering in Brazil of 13,064,914 class A common shares in the form of BDRs.

The international and the Brazilian offerings are conditioned on the closing of each other.

The international and Brazilian underwriters have entered into an intersyndicate agreement which governs specified matters relating to the global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of class A common shares and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any class A common shares or distribute any prospectus relating to class A common shares to any person in Brazil or to any other dealer which does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of class A common shares in the form of BDRs and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any class A common shares, whether or not in the form of BDRs, or distribute any prospectus relating to the class A common shares to any person outside Brazil or to any other dealer which does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, which have agreed that they may sell class A common shares or BDRs, as the case may be, between their respective underwriting syndicates. The number of class A common shares or BDRs, as the case may be, actually allocated to each offering may differ from the amount offered due to reallocation between the international and Brazilian offerings.

We have granted the international underwriters an option to purchase up to 15,000,000 additional class A common shares from us, at the public offering price less the underwriting discount, minus the number of class A common shares in the form of BDRs sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below. This option may be exercised solely to cover any over-allotments. We have also granted the Brazilian underwriters an option to purchase up to 1,959,737 additional class A common shares in the form of BDRs from us to cover over-allotments, if any.

The international underwriters propose to offer the class A common shares initially at the public offering price on the cover page of this prospectus and to other broker-dealers, if any, at that price less a selling concession of US$0.2050 per class A common share. After the international initial public offering, the representatives to the international underwriters may change the public offering price and such selling concession.

The following table summarizes the underwriting discounts and commissions and estimated expenses we will pay in connection with the global offering:

	Paid by Us
	Without Over-allotment Option		With Over-allotment Option
Per class A common share	US$	0.4088	US$	0.3999
Total	US$	40,875,000	US$	45,993,750

The underwriting discounts and commissions per class A common share are 3.25 % of the public offering price per class A common share set forth on the cover page of this prospectus.

The international underwriters have informed us that they do not expect sales to discretionary accounts to exceed five percent of the total number of class A common shares offered.

We, Cosan, our controlling shareholder, and the directors and executive officers of our company and of Cosan, have agreed that we and they will not, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed a registration statement with the SEC under the Securities Act or the CVM relating to, any shares of our share capital or Cosan’s share capital, including BDRs representing such shares, or securities convertible into or exchangeable or exercisable for any shares of our share capital or Cosan’s share capital, including BDRs representing such shares, or warrants or other rights to purchase any shares of our share capital or Cosan’s share capital, including BDRs representing such shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the consequences of the ownership of shares of our share capital or Cosan’s share capital,

whether or not such transaction described above is to be settled by delivery of class A common shares or such other securities, in cash or otherwise. Our controlling shareholder will be subject to a three-year (rather than the above 180-day) lock-up period for any sales or transfers of less than all of his shares of our share capital, with the above 180-day lock-up period to apply to any sale or transfer of all of his shares.

In addition, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lockup” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The restrictions described above are subject to the following exceptions:

•	we and Cosan may issue class A common shares and common shares, respectively, or securities convertible into or exercisable or exchangeable for these shares for the benefit of their directors,

officers or employees under our employee benefit plans, provided that the recipients are subject to the “lock-up” provisions as described above;

•

our controlling shareholder, and the directors and executive officers of our company and of Cosan may transfer shares of our share capital or of Cosan’s share capital (1) as a bona fide gift or gifts, (2) to any immediate family member, or (3) to any trust for their direct or indirect benefit or their respective immediate family members, or (4) in the case of our controlling shareholder only, as a distribution to stockholders, general partners and limited partners or members of entities controlled by our controlling shareholder or any other transfer permitted under our bye-laws that does not result in the conversion of class B series 1 common shares, provided that, in the case of clauses (1) through (4), recipients are subject to the “lock-up” provisions as described above, that any such transfer shall not involve a disposition for value and that no public reports (including reports pursuant to Rule 144 of the Securities Act, pursuant to Section 16 of the Exchange Act or pursuant to Brazilian securities laws) are required to be filed during the “lock-up” period and no such reports are voluntarily filed during the “lock-up” period;

•	we may issue class A common shares, including in the form of BDRs, or class B series 2 common shares to the shareholders of Cosan in connection with the corporate reorganization;

•

the directors and executive officers of Cosan may exchange their options to acquire common shares of Cosan for class A common shares or other capital stock, or options to acquire such shares, of our company, provided that such directors and executive officers are subject to the “lock-up” provisions as discussed above; and

•

Cosan may issue common shares in connection with a subscription of common shares by our company and the related preemptive rights that may be required to be granted to existing minority shareholders, if any.

The representatives have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the relevant lock-up period, except that, as of the date of this prospectus, the underwriters released 5,000,000 class A common shares, including class A common shares in the form of BDRs, that our controlling shareholder is purchasing, indirectly through an entity controlled by him, at the initial public offering price. There is no contractually specified condition for the waiver of lock-up restrictions, and any waiver is at the discretion of the representatives. In addition, there are no specific criteria for the waiver of lock-up restrictions, and the representatives cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that the representatives may consider in deciding whether to release shares are the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our class A common shares or the BDRs, historical trading volumes of our class A common shares or the BDRs and whether the person seeking the release is a director, officer or affiliate of our company.

Mr. Rubens Ometto Silveira Mello, our controlling shareholder, chairman and chief executive officer, is purchasing, indirectly through an entity controlled by him, 5,000,000 class A common shares, including class A common shares in the form of BDRs, in the global offering at the initial public offering price.

We have agreed to indemnify the international underwriters against liabilities under the Securities Act or contribute to payments that the international underwriters may be required to make in that respect.

Our class A common shares have been approved for listing on the New York Stock Exchange and will trade on the New York Stock Exchange under the symbol “CZZ”. In order to meet the requirements for listing on the New York Stock Exchange, a minimum number of class A common shares will have to be sold to a minimum number of beneficial owners. The BDRs have been approved for listing on the São Paulo Stock Exchange and will trade on the São Paulo Stock Exchange under the symbol “CZLT11”.

In connection with the offering, Morgan Stanley & Co. Incorporated may, on behalf of the international underwriters, engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the international underwriters of class A common shares in excess of the number of class A common shares the international underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of class A common shares overallotted by the international underwriters is not greater than the number of class A common shares that they may purchase in the over-allotment option. In a naked short position, the number of class A common shares involved is greater than the number of class A common shares in the over-allotment option. The international underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing class A common shares in the open market.

Syndicate covering transactions involve purchases of class A common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of class A common shares to close out the short position, the international underwriters will consider, among other things, the price of class A common shares available for purchase in the open market as compared to the price at which they may purchase class A common shares through the over-allotment option. If the international underwriters sell more class A common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying class A common shares in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there could be downward pressure on the price of our class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when class A common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our class A common shares or preventing or retarding a decline in the market price of our class A common shares. As a result, the price of our class A common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with the Brazilian offering, Banco Morgan Stanley Dean Witter S.A., acting through its brokerage house Morgan Stanley Dean Witter CTVM S.A., on behalf of the Brazilian underwriters, may engage in transactions in the São Paulo Stock Exchange that stabilize, maintain or otherwise affect the price of the BDRs. In addition, it may bid for, and purchase, BDRs in the open market to cover syndicate short positions or stabilize the price of the BDRs. These stabilizing transactions may have the effect of raising or maintaining the market price of our class A common shares, whether or not in the form of BDRs, or preventing or retarding a decline in the market price of our class A common shares. As a result, the price of our class A common shares may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activity are required to be furnished to the CVM. Stabilization activities may be carried out for up to 30 days from the day after the date of this prospectus. A stabilization activities agreement, in a form approved by the CVM, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

This prospectus does not constitute an offer of, or an invitation by or on behalf of, our company or by or on behalf of the international underwriters to subscribe for or purchase any class A common shares in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the class A common shares in certain jurisdictions may be restricted by law. We and the international underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

Each international underwriter has severally agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the “FSMA”) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to our company; and

•

it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the class A common shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each international underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of class A common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the class A common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of class A common shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by our company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For these purposes, the expression an offer of class A common shares to the public in relation to any class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for our class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the term “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The class A common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance

(Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the class A common shares may not be circulated or distributed, nor may the class A common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA”, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the class A common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The class A common shares have not been and will not be registered under the Securities and Exchange Law of Japan, or the “Securities and Exchange Law”, and each underwriter has agreed that it will not offer or sell any class A common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

In addition to the global offering, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and their respective affiliates have engaged in commercial and investment banking transactions from time to time with our company, including financing transactions, bank guarantees and foreign exchange and derivative transactions, such as currency and interest swaps, and have provided advisory services for mergers and acquisitions and issuances of debt and equity in the local and international capital markets. We have paid customary fees and expenses in connection with these transactions and services.

A prospectus in electronic format may be made available on the websites maintained by one or more international underwriters. The representatives may agree to allocate a number of class A common shares to international underwriters for sale to its online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any international or Brazilian underwriter’s or selling group member’s website and any information contained in any other website maintained by an international or Brazilian underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any international or Brazilian underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The addresses of the joint bookrunners and representatives of the international underwriters for the international offering are as follows: Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010; Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004; and Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036.

Prior to the global offering, there has been no public market for our class A common shares. The initial public offering price will be determined by negotiations between us and the international underwriters, but will be based on the closing price on the São Paulo Stock Exchange of Cosan’s common shares on the date of pricing of the global offering.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the global offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in US$)		Percentage of Net Proceeds of the Global Offerings (%)
U.S. Securities and Exchange Commission registration fee	US$	61,400	0.006%
New York Stock Exchange listing fee		250,000	0.025
National Association of Securities Dealers filing fee		75,500	0.007
Brazilian fees, including CVM fees		88,000	0.009
Printing and engraving expenses		1,500,000	0.148
Legal fees and expenses		3,500,000	0.345
Accounting fees and expenses		275,000	0.027
Miscellaneous costs		1,000,100	0.098

Total	US$	6,750,000	0.664%

All amounts in the table are estimated except the U.S. Securities and Exchange Commission registration fee, the New York Stock Exchange listing fee and the National Association of Securities Dealers filing fee.

The total underwriting discounts and commissions that we are required to pay will be approximately US$34.1 million, or 3.25% of the gross proceeds of the global offering.

LEGAL MATTERS

The validity of the class A common shares being offered in the global offering and certain other matters of Bermuda law will be passed upon for us by Appleby, Hamilton, Bermuda.

Certain matters of United States law will be passed upon for us by Davis Polk & Wardwell, New York, New York and for the international underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Certain matters of Brazilian law will be passed upon for us by Souza, Cescon Avedissian, Barrieu e Flesch Advogados, São Paulo, Brazil and for the international underwriters by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga, São Paulo, Brazil.

EXPERTS

Ernst & Young Auditors Independentes S.S., independent registered public accounting firm, has audited our balance sheet at April 30, 2007, as set forth in their report. We have included our balance sheet in this prospectus and elsewhere in the registration statement in reliance on the report of Ernst & Young Auditores Independentes S.S. given on their authority as experts in accounting and auditing.

Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, has audited Cosan’s consolidated financial statements and schedule at April 30, 2007 and 2006, and for each of the three years in the period ended April 30, 2007, as set forth in their report. We have included Cosan’s financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on the report of Ernst & Young Auditores Independentes S.S., given on their authority as experts in accounting and auditing.

The address of Ernst & Young Auditores Independentes S.S. is Avenida Dr. Carlos Grimaldi, 1701, Campinas, SP, 13091-908, Brazil.

BDO Trevisan Auditores Independentes, independent registered public accounting firm, has audited the consolidated financial statements of Açucareira Corona S.A. for the nine months ended January 31, 2006 and the year ended April 30, 2005, as set forth in their report. We have included the financial statements of Açucareira Corona S.A. in this prospectus and elsewhere in the registration statement in reliance on the report of BDO Trevisan Auditores Independentes, given on their authority as experts in accounting and auditing.

The address of BDO Trevisan Auditores Independentes is Rua Bela Centra, 952, São Paulo, SP, 01415-000, Brazil.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of the global offering, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or “Exchange Act”. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website at http://www.sec.gov, from which you may electronically access the registration statement and other materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for each of the first three quarters of each fiscal year.

ENFORCEMENT OF CIVIL LIABILITIES

Bermuda

We are a Bermuda-incorporated exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies organized in other jurisdictions.

All of our directors and officers and certain of the named experts referred to in this prospectus are not residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States and to enforce the judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Appleby, our Bermuda counsel, that a final and conclusive judgment of a competent foreign court against the Company may be enforceable in Bermuda if the foreign court is situated in a country to which the Judgments (Reciprocal Enforcement) Act of 1958, or “1958 Act”, applies. The 1958 Act does not apply to the United States. A final and conclusive judgment of a foreign court against our company under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the foreign court’s judgment. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that (1) the court which issued the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and (2) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law. Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation. The United States and Bermuda do not have a treaty providing for enforcement of judgments in civil and commercial matters. As a result, a final judgment for the payment of money rendered in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.

We have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in The City of New York for the purpose of any suit, action or proceeding arising out of the global offering, and we have appointed CT Corporation System to accept service of process in any such action.

Brazil

Cosan, our principal operating subsidiary, is incorporated under the laws of Brazil. All of our directors and officers and certain of the named experts are residents of Brazil. Substantially all of our assets are located in Brazil. As a result, it may be difficult for you to effect service of process upon these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We have been advised by Souza, Cescon Avedissian, Barrieu & Flesch Advogados, our Brazilian counsel, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws may be enforced in Brazil, subject to certain requirements described below. Our Brazilian counsel has advised that a judgment against us, Cosan, our directors and officers or certain experts named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•	fulfills all formalities required for its enforceability under the laws of the United States;

•

is issued by a court of competent jurisdiction after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given, as established pursuant to applicable law;

•	is not subject to appeal;

•	is for payment of a determined sum of money;

•	is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in Brazilian courts in connection with this prospectus predicated solely on the U.S. federal or state securities laws and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, Cosan or our directors and officers, and certain experts named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Tribunal de Justiça. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cosan Limited

We have audited the accompanying balance sheet of Cosan Limited as of April 30, 2007 (date of inception). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Cosan Limited at April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Campinas, Brazil	ERNST & YOUNG
May 31, 2007	Auditores Independentes S.S.
CRC2SP015199/O-8

/s/ B. ALFREDO BADDINI BLANC B. Alfredo Baddini Blanc
Accountant CRC 1SP126402/O-8

COSAN LIMITED

BALANCE SHEET

As of April 30, 2007

(date of inception)

(In U.S. dollars, unless otherwise stated)

	2007
Assets
Cash and cash equivalents	US$	10

Total Assets		10

Equity
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10

Total Stockholder’s Equity	US$	10

COSAN LIMITED

NOTES TO THE BALANCE SHEET

As of April 30, 2007

(date of inception)

(In U.S. dollars, unless otherwise stated)

1. Organization and Purpose

Cosan Limited (“Cosan Limited”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its formation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan”).

Cosan Limited was formed to acquire all of the common shares of Cosan held by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, each company indirectly controlled by Mr. Rubens Ometto Silveira Mello.

2. Presentation of the Consolidated Financial Statements

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cosan S.A. Industria e Comercio

We have audited the accompanying consolidated balance sheets of Cosan S.A. Industria e Comercio and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting, Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan S.A. Industria e Comercio and subsidiaries at April 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Campinas, Brazil May 31, 2007	ERNST & YOUNG Auditores Independentes S.S. CRC2SP015199/O-8

/S/ B. ALFREDO BADDINI BLANC
B. Alfredo Baddini Blanc Accountant CRC 1SP126402/O-8

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED BALANCE SHEETS

April 30, 2007 and 2006

(In thousands of U.S. dollars, except share data)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	316,542	29,215
Restricted cash	17,672	62,996
Marketable securities	281,879	368,838
Trade accounts receivable, less allowances: 2007—4,013; 2006—2,343	55,206	101,762
Inventories	247,480	187,174
Advances to suppliers	103,961	63,526
Deferred income taxes	—	74,755
Other current assets	116,763	72,049

	1,139,503	960,315

Property, plant, and equipment, net	1,194,050	1,008,052
Goodwill	491,857	497,865
Intangible assets, net	93,973	98,935
Accounts receivable from Federal Government	156,526	—
Other non-current assets	177,460	126,585

	2,113,866	1,731,437

Total assets	3,253,369	2,691,752

Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	55,938	96,552
Advances from customers	24,275	37,888
Taxes payable	57,543	39,991
Salaries payable	31,109	23,801
Current portion of long-term debt	36,076	46,576
Derivative financial instruments	9,779	133,376
Dividends payable	37,261	—
Other liabilities	22,238	18,932

	274,219	397,116
Long-term liabilities:
Long-term debt	1,342,496	941,741
Estimated liability for legal proceedings and labor claims	379,191	462,248
Taxes payable	106,897	152,446
Advances from customers	24,333	41,595
Deferred income taxes	141,587	81,633
Other long-term liabilities	47,484	33,083

	2,041,988	1,712,746
Minority interest in consolidated subsidiaries	8,512	4,936

Shareholders’ equity:
Common stock, no par value. Authorized 188,886,360 shares; issued and outstanding 188,886,360 shares in 2007 and 187,753,653 shares in 2006	535,105	525,247
Additional paid-in capital	160,944	161,409
Accumulated other comprehensive income	71,953	38,860
Retained earnings (losses)	160,648	(148,562)

Total shareholders’ equity	928,650	576,954

Total liabilities and shareholders’ equity	3,253,369	2,691,752

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, except share data)

	2007	2006	2005
Net sales	1,679,050	1,096,614	644,376
Cost of goods sold	(1,191,251)	(796,295)	(456,567)

Gross profit	487,799	300,319	187,809
Selling expenses	(133,807)	(97,848)	(57,796)
General and administrative expenses	(121,094)	(71,998)	(39,981)

Operating income	232,898	130,473	90,032
Other income (expenses):
Financial income	555,550	186,469	76,753
Financial expenses	(266,187)	(413,050)	(115,910)
Other	16,284	(5,457)	(16,367)

Income (loss) before income taxes, equity in income of affiliates and minority interest	538,545	(101,565)	34,508
Income taxes expense (benefit)	(188,818)	29,742	(14,859)

Income (loss) before equity in income of affiliates and minority interest	349,727	(71,823)	19,649
Equity in income of affiliates	(38)	1,584	3,423
Minority interest in net income of subsidiaries	(3,218)	(2,553)	(372)

Net income (loss)	346,471	(72,792)	22,700

Earnings (loss) per share:
Basic	1.84	(0.46)	0.22
Diluted	1.81	(0.46)	—
Weighted number of shares outstanding
Basic	188,254,660	156,037,234	105,312,115
Diluted	191,059,957	158,404,884	—

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, except share data)

	Capital Stock				Additional paid-in capital	Retained earnings (losses)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Common number	Preferred number	Common amount	Preferred Amount
Balances at May 1, 2004	62,859,545	36,480,163	94,893	55,070	111,746	(33,961)	(93,163)	134,585
Issuance of common shares for shares of Santa Bárbara Agrícola S.A.	7,851,756	—	23,135	—	—	—	—	23,135
Shares issued in connection with contribution of investments in subsidiaries at carryover basis	12,251,466	—	8,344	—	(8,209)	—	—	135
Issuance of common shares for cash	2,212	—	5	—	—	—	—	5
Dividends	—	—	—	—	—	(642)	—	(642)
Legal reorganization	—	—	—	—	—	(16,023)	—	(16,023)
Conversion of preferred to common stock	36,480,163	(36,480,163)	55,070	(55,070)	—	—	—	—
Net income	—	—	—	—	—	22,700	—	22,700
Currency translation adjustment	—	—	—	—	—	—	26,437	26,437

Comprehensive income	—	—	—	—	—	—	—	49,137

Balances at April 30, 2005	119,445,142	—	181,447	—	103,537	(27,926)	(66,726)	190,332

Issuance of common shares for cash	12,948,053	—	31,516	—	54,035	—	—	85,551
Spin—off of investments in subsidiary distributed to owners	—	—	(92,462)	—	—	(26,169)	—	(118,631)
Capitalization of retained earnings of new shares	—	—	21,675	—	—	(21,675)	—	—
Issuance of common shares for cash	48,139,530	—	331,447	—	—	—	—	331,447
Issuance of common shares for cash	7,220,928	—	51,624	—	—	—	—	51,624
Share based compensation	—	—	—	—	3,837	—	—	3,837
Net loss	—	—	—	—	—	(72,792)	—	(72,792)
Currency translation adjustment	—	—	—	—	—	—	105,586	105,586
Comprehensive income	—	—	—	—	—	—	—	32,794

Balances at April 30, 2006	187,753,653	—	525,247	—	161,409	(148,562)	38,860	576,954

Exercise of stock option	1,132,707	—	9,858	—	(6,657)	—	—	3,201
Share based compensation	—	—	—	—	6,192	—	—	6,192
Dividends	—	—	—	—	—	(37,261)	—	(37,261)
Net income	—	—	—	—	—	346,471	—	346,471
Currency translation adjustment	—	—	—	—	—	—	33,093	33,093

Comprehensive income	—	—	—	—	—	—	—	379,564

Balances at April 30, 2007	188,886,360	—	535,105	—	160,944	160,648	71,953	928,650

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars)

	2007	2006	2005
Cash flow from operating activities:
Net (loss) income for the year	346,471	(72,792)	22,700
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	187,367	98,632	41,732
Deferred income and social contribution taxes	150,242	(53,001)	(2,314)
Interest, monetary and exchange variation	116,284	24,275	8,092
Minority interest in net income of subsidiaries	3,218	2,553	372
Accounts receivable from Federal Government	(149,121)	—	—
Others	(27,669)	15,942	9,826
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	48,226	(35,412)	(18,525)
Inventories	(54,108)	30,920	(20,704)
Advances to suppliers	(38,707)	(10,679)	(1,920)
Trade accounts payable	(43,239)	28,676	14,755
Derivative financial instruments	(155,028)	83,538	(16,020)
Taxes payable	(36,592)	(37,640)	(9,129)
Other assets and liabilities, net	(63,393)	11,025	(21,248)

Net cash provided by operating activities	283,951	86,037	7,617
Cash flows from investing activities:
Restricted cash	47,037	(62,565)	5,088
Marketable securities	96,987	(366,856)	9,507
Acquisition of property, plant and equipment	(356,225)	(135,152)	(68,825)
Acquisitions, net of cash acquired	(39,409)	(260,878)	(8,454)

Net cash used in investing activities	(251,610)	(825,451)	(62,684)
Cash flows from financing activities:
Proceeds from issuance of common stock	3,201	383,071	23,275
Dividends paid	—	—	(642)
Additions of long-term debts	424,605	899,273	538,995
Payments of long-term debts	(204,959)	(556,486)	(528,076)

Net cash provided by financing activities	222,847	725,858	33,552
Effect of exchange rate changes on cash and cash equivalents	32,139	29,611	12,764

Net increase (decrease) in cash and cash equivalents	287,327	16,055	(8,751)
Cash and cash equivalents at beginning of year	29,215	13,160	21,911

Cash and cash equivalents at end of year	316,542	29,215	13,160

Supplemental cash flow information
Cash paid during the year for interest	74,567	61,154	5,275
Income tax	12,760	17,066	—
Non-cash transactions:
Acquisitions paid with equity	—	100,900	—

See accompanying notes to consolidated financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

1. Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan, with its principal place of business in the city of Piracicaba, São Paulo, manufactures and trades sugar and ethanol from sugarcane both from its own plantations and third parties, and co-generates electric power.

2. Presentation of the Consolidated Financial Statements

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission—CVM (“Comissão de Valores Mobiliários”).

The Brazilian real is the currency of the primary economic environment in which Cosan and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan utilizes the U.S. dollar as its reporting currency. The accounts of Cosan are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$2.0339=US$1.00 at April 30, 2007, R$2.0892=US$1.00 at April 30, 2006 and R$2.5313=US$ 1.00 at April 30, 2005.

3. Significant Accounting Policies

a. Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

3. Significant Accounting Policies—Continued

The following subsidiaries were included in the consolidated financial statements for the Years ended April 30, 2007, 2006 and 2005.

	Ownership %
	2007		2006		2005
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Amaralina Agrícola Ltda.(5)	—	—	—	—	99.9%	—
Cosan Operadora Portuária S.A.	90.0%	—	90.0%	—	90.0%	—
Administração de Participações Aguassanta Ltda.	91.5%	—	91.5%	—	91.5%	—
Usina da Barra S.A. Açúcar e Álcool(1)	—	—	—	—	45.1%	50.0%
Agrícola Ponte Alta S.A.	—	98.4%	—	98.4%	—	95.1%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	—	99.9%	—	99.9%	—
Cosan S.A. Bioenergia(3)	99.9%	—	99.9%	—	—	—
Corona Bioenergia S.A.(3)	—	98.4%	—	—	—	—
FBA Bioenergia S.A.(3)	—	98.4%	—	—	—	—
Barra Bioenergia S.A.(3)	—	98.4%	—	—	—	—
Cosan International Universal Corporation	100.0%	—	—	—	—	—
Cosan Finance Limited	100.0%	—	—	—	—	—
Cosan S.A. Refinadora de Açúcar(4)	—	—	—	—	99.9%	—
Da Barra Alimentos Ltda.(3)	—	98.4%	—	98.4%	—	—
Jump Participações S.A.(2),(7)	—	—	100.0%	—	—	—
Mundial Açúcar e Álcool S.A.(6),(7)	—	—	98.5%	1.5%	—	—
Alcomira S.A.(6),(7)	—	—	—	100.0%	—	—
ABC 125 Participações Ltda.(2),(7)	—	—	99.9%	—	—	—
ABC 126 Participações Ltda.(2),(7)	—	—	99.9%	—	—	—
Bonfim Nova Tamoio – BNT Agrícola Ltda.	—	98.4%	—	98.4%	—	—
Usina da Barra S.A. Açúcar e Álcool	82.4%	16.0%	80.5%	17.9%	—	—
Aguapar Participações S.A.(2),(7)	—	—	100.0%	—	—	—
Usina Açucareira Bom Retiro S.A.(6),(7)	—	—	—	100.0%	—	—
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	—	—	—	—
Cosan Centroeste S.A. Açúcar e Álcool	99.9%	0.1%	—	—	—	—

(1)	Merged into Usina da Barra S.A. Açúcar e Álcool—formerly Açucareira Corona S.A.
(2)	Holding companies set up in 2006 to allow the acquisition process.
(3)	Companies set up in 2006
(4)	Merged into Cosan
(5)	Assets distributed to owners in a spin-off
(6)	Companies acquired through holding companies
(7)	Merged into Cosan S.A. Indústria e Comércio

In August 2006, Cosan incorporated Cosan International Universal Corporation, a wholly-own subsidiary, located in the British Virgin Islands which engages in the sale of the Cosan’s products in foreign markets.

On November 2006, Cosan incorporated Cosan Finance Limited a wholly-owned subsidiary, located in the Cayman Island, which issues debt securities to help finance Cosan’s capital resource requirements.

During the fiscal year 2007, Cosan incorporated Corona Bioenergia S.A., FBA Bioenergia S.A. and Barra Bioenergia S.A. with the purpose of co-generation of electric power.

On February 28, 2007, Danco Participações S.A., wholly-owned subsidiary of Cosan, mergered with Usina da Barra S.A. Açúcar e Álcool and changed its corporate name to Usina da Barra S.A. Açúcar e Álcool.

On March 1, 2007, Cosan incorporated a new subsidiary Cosan Centroeste S.A. Açúcar e Álcool S.A. with its principal place of business in the State of Goiás , to build and operate three mills that will manufacture and produce ethanol from sugarcane. These new mills are expected to add approximately 10 million tons (unaudited) of crushing capacity by fiscal year 2012. Cosan has acquired the land on which the new mills will be built, and is in the process of securing the land for planting sugarcane for this greenfield project, which is expected to start producing ethanol in 2009.

b. Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Provision is made for estimated returns and estimated credit losses.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

c. Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d. Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e. Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

f. Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities,

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

3. Significant Accounting Policies—Continued

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

3. Significant Accounting Policies—Continued

which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI). Cost of these securities approximates market value.

g. Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h. Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

i. Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

j. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

3. Significant Accounting Policies—Continued

major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

j. Property, plant and equipment—Continued

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

k. Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

l. Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

m. Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

n. Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

3. Significant Accounting Policies—Continued

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

o. Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive stock options.

p. Share-based compensation

Cosan’s share-based compensation plan was adopted on August 30, 2005 at which time Cosan early-adopted SFAS No. 123(R), Share-Based Payments, which required it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted in the fiscal year ended April 30, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense has been recognized for share-based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan used a binomial model.

q. Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, Cosan uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan does not hold or issue derivative financial instruments for trading purposes. Cosan recognizes all derivative instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

r. Recently issued accounting standards

In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Cosan will adopt FIN 48 as of May 1, 2007, as required. The adoption of FIN 48 is not expected to have a material effect on Cosan’s consolidated financial statements.

In September 2006, the U.S. Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108, Quantifying Financial Statement Misstatements (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. Cosan does not believe SAB 108 will have a material effect on its results of operations or financial position.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

4. Cash and Cash Equivalents

	2007	2006
Local currency
Cash and bank accounts	16,208	21,930
Foreign currency
Bank accounts	300,334	7,285

	316,542	29,215

5. Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2007	2006	2007	2006
Commodities derivatives
Future contracts:
Purchase commitments	—	1,378	—	86
Sell commitments	783,019	626,932	47,427	(73,508)

Options:
Purchased	335,715	860,785	4,502	6,728
Written	—	187,513	—	(27,175)

Foreign exchange derivatives
Forward contracts:
Sale commitments	153,824	264,810	13,274	9,841
Swap agreements	328,419	383,214	(9,779)	(32,693)

Total assets			65,203	16,655

Total liabilities			(9,779)	(133,376)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as Other current assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

6. Inventories

	2007	2006
Finished goods:
Sugar	5,730	12,897
Ethanol	8,731	9,160
Others	1,681	453

	16,142	22,510
Annual maintenance cost of growing crops	183,157	130,316
Other	48,181	34,348

	247,480	187,174

The increase in the annual maintenance cost of growing crops in 2007 is due to the expansion of cultivated area in approximately 15,000 hectares and price increases of agricultural products.

7. Property, Plant and Equipment

	2007	2006
Land and rural properties	157,952	149,695
Machinery, equipment and installations	868,775	847,980
Vehicles	87,840	82,026
Furniture, fixtures and computer equipment	20,122	15,482
Buildings	94,233	89,442
Leasehold improvements	93,334	83,617
Construction in progress	130,295	19,011
Sugarcane plant development costs	373,267	248,404

	1,825,818	1,535,657
Accumulated depreciation and amortization	(631,768)	(527,605)

Total	1,194,050	1,008,052

8. Acquisitions

On April 27, 2006, Cosan acquired all of the outstanding shares of Usina Açucareira Bom Retiro S.A. (“Bom Retiro”), a processor of sugar and ethanol from sugarcane, for US$51,078 net of cash acquired.

On February 8, 2006, Cosan acquired all of the outstanding shares of Açucaceira Corona S.A. (“Corona”) a processor of sugar and ethanol from sugarcane, for US$180,582 net of cash acquired.

On December 12, 2005, Cosan acquired all of the outstanding shares of Alcomira S.A. (“Alcomira”) and Mundial S.A. Açúcar e Álcool S.A. (“Mundial”), processors of sugar and ethanol from sugarcane, for US$29,218 net of cash acquired.

On May 31, 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for the amount of US$100,900 the remaining 52.5% of the outstanding shares of FBA-Franco Brasileira S.A. Açúcar e Álcool (“FBA”), as set forth in Note 16.a.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

8. Acquisitions—Continued

These acquisitions have been accounted for using the purchase method and the results of the acquired companies have been included in the consolidated results from the acquisition date.

Also on January 31, 2005, Cosan conducted a legal reorganization together with its parent company Aguassanta Participações S.A. In such transaction, Cosan exchanged its interest in the subsidiary NC Participações S.A. amounting to US$26,141 for the shares of JVM Participações S.A., valued at their respective book values of US$1,865. As a result of the transactions performed on January 31, 2005, Cosan increased its indirect share control over Usina da Barra from 45.3% to 87.9%, corresponding to a total interest of 95%. This is a transaction among entities under common control and net assets were transferred at their carrying value. The income tax effects caused by this transaction were also recorded in equity. Therefore, the total amount recorded in equity related to this transaction was US$16,023.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisitions:

Description	FBA	Corona	Alcomira and Mundial	Bom Retiro	Total
Property, plant and equipment	110,716	306,029	34,633	59,456	510,834
Intangible assets	19,284	35,755	7,706	3,590	66,335
Other assets	44,257	130,504	11,268	8,981	195,010
Long-term debts including current installments	(28,152)	(175,032)	(27,274)	(2,076)	(232,534)
Other liabilities	(78,126)	(313,115)	(49,348)	(35,237)	(475,826)

Net assets (liabilities) acquired (assumed)	67,979	(15,859)	(23,015)	34,714	63,819
Purchase price, net of cash acquired	100,900	180,582	29,218	51,078	361,778

Goodwill	32,921	196,441	52,233	16,364	297,959

Cosan expects the goodwill balance relating to these acquisitions will be substantially deductible for tax purposes. The goodwill is substantially based on future profitability.

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

	2006	2005
Net sales	1,278,361	869,564
Net income (loss)	(84,509)	(7,870)
Basic EPS per thousand shares (R$)	(0.54)	(0.07)
Diluted EPS per thousand shares (R$)	(0.53)	—

In April 2007, Cosan acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol” There are two other shareholders of Etanol, neither of which has control of the entity. Etanol owns two operating companies, Usina Santa Luiza and Agropecuária Aquidaban Ltda., that produce sugar and alcohol from sugarcane. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

9. Goodwill and Other Intangible Assets

Goodwill

The carrying amounts of goodwill by reporting segment for the years ended April 30, 2007, 2006 and 2005 are as follows:

	Sugar segment	Ethanol segment	Total
Balance as of April 30, 2005	101,182	65,466	166,648
Acquisitions	177,487	120,472	297,959
Total tax benefit applied to reduce goodwill	(4,428)	(4,058)	(8,486)
Existing goodwill of equity investment now consolidated	2,444	4,483	6,927
Reduction of equity interest on TEAS	—	(447)	(447)
Effect of currency translation	21,411	13,853	35,264

Balance as of April 30, 2006	298,096	199,769	497,865
Total tax benefit applied to reduce goodwill	(11,647)	(7,898)	(19,545)
Effect of currency translation	8,105	5,432	13,537

Balance as of April 30, 2007	294,554	197,303	491,857

Other intangible assets

	As of April 30, 2007
	Gross carrying amount	Weighted average amortization period	Accumulated amortization	Net carrying amount
Intangible assets subject to amortization:
Favorable operating leases	110,872	16 years	(20,934)	89,938
Trademark	5,857	15 years	(1,822)	4,035

Total	116,729		(22,756)	93,973

Intangible assets subject to amortization:
Favorable operating leases	107,937	16 years	(13,311)	94,626
Trademark	5,702	15 years	(1,393)	4,309

Total	113,639		(14,704)	98,935

The acquired companies maintained several operating lease agreements with agricultural producers which set forth an amount of sugarcane tons to be delivered at each harvest period. However, if that sugarcane had been bought directly from the producer with no lease agreement, the amount to be paid would depend on the productivity in tons of the sugarcane acquired in that same geographic area. Therefore, the intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in these contracts. The intangible assets are depreciated on the straight-line method based on the contract periods.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

9. Goodwill and Other Intangible Assets—Continued

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

Fiscal Year ending April 30,
2008	7,525
2009	7,025
2010	7,002
2011	7,002
2012	7,002
Thereafter	58,417

Total	93,973

10. Taxes Payable

Cosan and its subsidiaries participate in several programs that provide for payments of taxes in installments, as follows:

	2007	2006
Special State Tax Payment Program State REFIS	—	30,468
Tax Recovery Program—Federal REFIS	81,626	82,455
Special Tax Payment Program—PAES	43,239	50,646
Others	39,575	28,868

	164,440	192,437
Current liabilities	(57,543)	(39,991)

Long-term liabilities	106,897	152,446

Special State Tax Payment Program—State REFIS

On October 2000, two acquired subsidiaries adhered to the Special State Tax Payment Program established by the São Paulo State Government for the settlement of outstanding ICMS debts. Therefore, these amounts are being paid in 120 monthly installments as from December 2001, subject to adjustment based on the variation of the Long-term Interest Rate—TJLP.

Tax Recovery Program—Federal REFIS

In 2000, several subsidiaries of Cosan signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program—Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service—SRF and the National Institute of Social Security—INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

10. Taxes Payable—Continued

Special Tax Payment Program—PAES

By using the benefit granted by the Special Tax Payment Program—PAES published on May 31, 2003, Cosan and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

State VAT Amnesty

In October 2006, Cosan and the subsidiary Usina da Barra subscribed for the benefit of waiver of interest and penalties on state VAT obligations, approved by State Law No. 12399/06, of September 29, 2006, which provides for a 90% penalty reduction and a 50% interest reduction, calculated to the date of payment.

On October 31, 2006, under the amnesty, the subsidiary Usina da Barra S.A. Açucar e Álcool prepaid tax obligations recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37,417 and taxes payable in the amount of US$8,427. The prepayment resulted in a discount of US$20,683, which was recognized as financial discount under financial income.

On October 31, 2006, Usina da Barra S.A. Açucar e Álcool also prepaid for US$68,338 tax debts recorded under the caption estimated liability for legal proceedings and labor claims in the amount of US$99,852. The discount granted in the amount of US$31,515 is comprised of US$20,043 of principal, penalty and fees, which was classified under the caption other operating income (expenses), with the remaining financial discount in the amount of US$11,471, classified under the caption financial income in the statement of operations.

11. Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2007	2006
Resolution No. 2471 (PESA)	IGP-M	3.95%	196,545	176,326
Corn price		12.50%	685	445
Senior notes due 2009	US Dollar	9.0%	200,000	200,000
Senior notes due 2017	US Dollar	7.0%	407,311	—
IFC	US Dollar	7.44%	67,677	66,879
Perpetual notes	US Dollar	8.25%	459,035	459,585
Others	Various	Various	47,319	85,082

			1,378,572	988,317
Current liability			(36,076)	(46,576)

Long-term debt			1,342,496	941,741

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

11. Long-term Debt—Continued

Long-term debt has the following scheduled maturities:

2009	9,420
2010	206,940
2011	6,855
2012	6,670
2013	18,504
2014	2,009
2015 and thereafter	1,092,098

1,342,496

Resolution No. 2471—Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

Resolution No. 2471—Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA—Continued

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of April 30, 2007 and 2006 amounted to US$82,205 and US$72,872, respectively, and are classified as Non-current assets-other.

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. The senior notes are guaranteed by Cosan’s subsidiary, Usina da Barra.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, wholly-owned subsidiary at Cosan, issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Usina da Barra.

IFC—International Finance Corporation

On June 28, 2005, Cosan entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares (228,750 shares pre-split) on November 16, 2005.

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2007, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan, together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxemburg Stock Exchange—EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

The notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: net debt/EBTIDA ratio; current asset/current liability ratio; limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At April 30, 2007, Cosan was in compliance with all debt covenants.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

11. Long-term Debt—Continued

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

12. Related Parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2007	2006	2005
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	21	(44)	60,396
Sale of finished products and services	—	—	4,461
Purchase of finished products and services	—	—	(65,428)
Financial expenses	—	—	(2,832)

Transactions involving liabilities
Payment of financial resources, net of funding	(11,469)	(12,213)	(9,969)
Sale of finished products and services	—	2,076	—
Financial expenses	—	—	468
Land leasing	11,096	8,606	1,717

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

In 2005, the related companies Usina Costa Pinto S.A. Açúcar e Álcool, Indústria Açucareira São Francisco S.A. and Usina Santa Bárbara S.A. Açúcar e Álcool had an agreement with Cosan for industrial processing of sugarcane, whereby those companies were entitled to 1.25 sacks (50kg) of VHP sugar and 20 liters of ethanol per ton of sugarcane processed. The terms were similar to those available in the market. In the quarter ended July 31, 2005, the companies entered into an agreement to terminate this type of transaction.

In addition, as of April 30, 2007, Cosan is the lessee of land from unconsolidated affiliated companies as follows: 5,758 hectares (unaudited) of land (5,793 hectares (unaudited) in 2006) owned by Santa Bárbara Agrícola S.A.; 12,751 hectares (unaudited) of land (12,751 hectares (unaudited) in 2006) owned by Indústria Açucareira São Francisco S.A.; and 17,192 hectares (unaudited) of land (13,713 hectares (unaudited) in 2006) owned by Amaralina. These leases are carried out on an arm’s length basis, and rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugar Cane, Sugar and Alcohol Producers).

13. Contingencies and Commitments

	2007	2006
Tax contingencies	329,493	415,776
Civil and labor contingencies	49,698	46,472

	379,191	462,248

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

13. Contingencies and Commitments—Continued

Judicial deposits recorded by Cosan under other non-current assets in the balance sheets, amounting to US$21,274 (US$26,148 in 2006), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of April 30, 2007, are related to Excise tax—IPI credit premium in the amount of US$123,671, Value added tax—ICMS in the amount of US$18,347, IAA Tax Contribution in the amount of US$37,683, and Social Contributions in the amount of US$58,640.

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims can be summarized as follows:

	2007	2006
ICMS—State value added tax	28,964	28,836
IAA—Sugar and Ethanol Institute	23,706	22,638
IPI—Federal value-added tax	31,921	6,575
Others	18,574	7,802

	103,165	65,851

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121, million was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting a final decision relative to the payment terms within three years, which is expected to be in the form of public debt, to be received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers’ fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses.

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2005	101,724
Provision	47,280
Acquisitions	291,718
Foreign currency translation	21,526

Balance at April 30, 2006	462,248
Provision, less effect of State VAT amnesty	(25,466)
Settlements	(70,160)
Effect of foreign currency translation	12,569

Balance at April 30, 2007	379,191

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2007	2006	2005
Net sales	2,106	8,086	7,993
General and administrative expenses	(6,208)	—	—
Financial expenses	(1,404)	21,840	12,535
Other income (expense)	(19,960)	6,317	10,791
Income taxes	—	11,037	1,597

	(25,466)	47,280	32,916

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2007	2006
Sugar (in tons)	5,459,000	3,196,000

The commitments by harvest period are as follows (unaudited):

Harvest period	2007	2006
2006/2007	—	1,402,000
2007/2008	2,507,000	897,000
2008/2009	2,068,000	897,000
2009/2010	884,000	—

Total	5,459,000	3,196,000

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

13. Contingencies and Commitments—Continued

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

13. Contingencies and Commitments—Continued

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

The purchase commitments by harvest period as of April 30, 2007 and 2006 are as follows (unaudited):

Harvest period	2007	2006
2007/2008	5,743,069	6,187,195
2008/2009	5,259,707	5,484,059
2009/2010	5,123,754	5,077,070
2010/2011	3,360,875	2,901,271
2011/2012	2,578,114	2,166,673
Thereafter	3,450,395	3,322,512

Total	25,515,914	25,138,780

As of April 30, 2007, Cosan had a normal capacity to mill 40,000 millions (unaudited) of sugarcane during each harvest period.

Leases

Cosan also has noncancelable operating leases, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2007, 2006 and 2005 consisted of the following:

	2007	2006	2005
Minimum rentals	53,081	46,199	26,304
Contingent rentals	55,621	14,767	1,320

Rental expense	108,702	60,966	27,624

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2007 are:

Fiscal Year ending April 30,	Operating leases
2008	56,023
2009	55,741
2010	54,694
2011	52,378
2012	53,043
Thereafter	339,816

Total minimum lease payments	611,695

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

14. Financial Income and Expenses, Net

	2007	2006	2005
Financial expenses
Interest(1)	(126,876)	(101,117)	(61,354)
Monetary variation—losses	(33,210)	(13,212)	(12,325)
Foreign exchange variation—losses	20,024	(60,415)	(1,141)
Results from derivatives(3)	(111,156)	(223,707)	(31,793)
CPMF expenses(4)	(11,517)	(10,185)	(4,285)
Bank charges	(3,452)	(3,080)	(3,357)
Other expenses	—	(1,334)	(1,655)

	(266,187)	(413,050)	(115,910)
Financial income
Interest(1)	18,951	11,681	20,290
Monetary variation—Gains	3,282	8,552	918
Foreign exchange—Gains(2)	(629)	133,054	45,718
Results from derivatives(3)	301,795	14,330	4,324
Earnings from marketable securities	36,759	18,154	3,133
Discounts obtained	43,370	418	2,370
Accounts receivable from government agency(5)	149,121	—	—
Other income	2,901	280	—

	555,550	186,469	76,753

Net amount	289,363	(226,581)	(39,157)

(1)	Includes results from swap operations.
(2)	Includes foreign exchange gains on liabilities denominated in foreign currency.
(3)	Includes results from transactions in futures, options and forward contracts.
(4)	Tax on Financial Transactions—CPMF.
(5)	See note 13.

15. Income Taxes

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2007	2006	2005
Income taxes benefit (expense):
Current	(43,346)	(19,946)	(15,179)
Deferred	(145,472)	49,688	320

	(188,818)	29,742	(14,859)

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

15. Income Taxes—Continued

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2007	2006	2005
Income (loss) before income taxes	538,545	(101,565)	34,508
Income tax benefit (expense) at statutory rate—34%	(183,105)	34,532	(11,733)
Increase (reduction) in income taxes resulting from:
Write-off of deferred income taxes on tax loss carry forwards related to merged affiliates	—	(3,366)	—
Equity in earnings of affiliates not subject to taxation	(12)	539	1,163
Nondeductible goodwill amortization	(3,758)	(1,381)	(1,422)
Nondeductible donations, contributions and others	(1,943)	(582)	(2,867)

Income tax benefit (expense)	(188,818)	29,742	(14,859)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:
Derivatives	—	54,663
Net operating loss carryforwards	28,016	84,572
Provision for contingencies	82,313	97,498
Legal reorganization	8,214	11,217
Other temporary differences	33,413	17,485

Total gross deferred tax assets	151,956	265,435
Current portion	24,788	83,193
Non-current portion	127,168	182,242

	2007	2006
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and on temporary differences	272,313	297,174

Current portion	28,419	8,438
Non-current portion	268,755	263,875

	2007	2006
Net deferred tax assets (liabilities):
Current portion	(3,631)	74,755
Non-current portion	(141,587)	(81,633)

	(145,218)	(6,878)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

15. Income Taxes—Continued

liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at April 30, 2007, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of April 30, 2007, Cosan and its subsidiaries have consolidated net operating loss carry forwards for income and social contribution tax purposes of US$82,386 and US$82,435, respectively. Income tax loss carry forwards and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

16. Shareholders’ Equity

a. Capital

On December 13, 2004, an extraordinary shareholders’ meeting approved a capital increase of US$23,135, through the issue of 7,851,756 common shares with no par value. The capital increase was fully subscribed by Santa Bárbara Agrícola S.A. with rural properties, exchanged at fair value.

On January 31, 2005, an extraordinary shareholders’ meeting approved a capital increase of US$8,344, through the issue of 12,251,466 common shares with no par value. The capital increase was fully subscribed and paid up by Aguassanta Participações S.A., and shares were exchanged at fair value.

On April 15, 2005, Cosan’s capital was increased by US$5, representing 2,213 new common shares. Additionally, the extraordinary shareholders’ meeting unanimously approved conversion of all preferred shares into common shares.

The extraordinary shareholders’ meetings of May 31, 2005 approved a capital increase of US$31,516, with the issuance of 12,948,053 new common shares, with no par value, which were fully subscribed by the new shareholders, Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., through a share exchange equivalent to 13,650,000 common shares, corresponding to 52.5% of capital of FBA—Franco Brasileira S.A. Açúcar e Álcool (“FBA”), whereby Cosan became the holder of a 99.9% interest in FBA.

On July 29, 2005, the shareholders of Cosan spun-off, the shares of Amaralina Agrícola Ltda. (“Amaralina”) valued at US$118,631.

As of August 30, 2005, at the annual and extraordinary shareholders’ meetings the following was decided:

•	Allocation of US$21,675 from retained earnings to increase capital, without issuance of new shares;

•	Reverse share split of Cosan shares on the basis of eight old shares to one new share. Additionally, Cosan consummated a share split in August 2006; and

•	Creation of the authorized capital system, in accordance with the provisions of article 168 of Law No. 6404/76.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

16. Shareholders’ Equity—Continued

On November 7, 2005, the IFC communicated to Cosan its decision to exercise its conversion option with respect to the US$5,000 amount which, translated on November 16, 2005, totaled US$4,949 of the “C loan”, representing 686,250 common shares issued at the IPO price. (See note 11)

On November 18, 2005, Cosan issued 48,139,530 common shares with no par value through primary public offering (the “IPO”) of shares in Brazil, with exclusion of right of first refusal of its current shareholders, on the terms of article 172, item I of Law No. 6404, dated December 15, 1976, as amended and within authorized capital limit provided for in its Bylaws. The issue price of shares was established based on a book building process at US$7 (US$22 pre-split) per share, and approved by Cosan’s Board of Directors. Also at this meeting, a capital increase was approved, within the authorized capital limit, in the amount of US$331,447. On November 18, 2005, Cosan shares started being traded on the São Paulo Stock Exchange, at a differentiated corporate governance level named “Novo Mercado”, under code CSAN3.

On November 22, 2005, Cosan’s Board of Directors authorized the issue of additional shares corresponding to 15% of the number of shares initially offered, with the exclusive purpose of meeting the excess demand noted during the IPO. Therefore, Cosan issued 7,220,928 book-entry, registered common shares, with no par value, at the issue price of US$7 (US$22 pre-split) each, which resulted in a new capital increase of US$51,624.

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$15,708, net of income tax (Gross costs—US$23,800). Therefore, the net proceeds related to the IPO totaled US$383,071.

At the annual and extraordinary shareholders’ meeting held on August 31, 2006, the Board of Directors approved the reverse split of shares representing the share capital of Cosan to the portion of one share for three shares, with the new share capital comprising 187,753,653 registered common shares, with no par value, and amendment of the Articles of Incorporation of Cosan, by including described changes, so as to comply with BOVESPA Novo Mercado regulations. All shares and per share amount in the consolidated financial statements, including notes to the consolidated financial statements reflect this share split.

b. Appropriated retained earnings

The Brazilian Corporate Law and Cosan’s by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly 5% of net income (statutory accounts) that must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP. The legal reserve can only be used to increase share capital or offset net losses. The legal reserve in the amount of US$7,844 at April 30,2007 is not available for dividend distribution to shareholders.

Additionally, the Company management will propose at the next shareholders’ meeting that a portion of earnings be retained as of April 30, 2007, in the amount of US$111,780, in order to continue investments and the upgrading process. If approved, this amount will not be available for dividend distribution to shareholders.

c. Dividends

According to Cosan’s bylaws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s statutory net income, adjusted in accordance with article 202 of Law 6404/76 (Brazilian Corporate Law).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

16. Shareholders’ Equity—Continued

d. Retained earnings

The annual and extraordinary shareholders’ meeting held on August 30, 2005 decided to allocate the balance of US$5,776 of net income for the year ended April 30, 2005 to retained earnings per statutory books, based on Cosan’s capital budget also approved at such meeting.

Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings of company’s financial statements prepared in accordance with Brazilian Corporate Law.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar.

17. Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan’s officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% may still be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.93 (two dollars and ninety three cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a 5 years period to be exercised.

The exercised options will be settled only through issuance of new common shares or treasury stock.

The employees who leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan with no cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

Grant date	September 22, 2005
Grant price—in U.S. dollars	2.93
Expected life (in years)	7.5
Interest rate	14.52%
Volatility	34%
Dividend yield	1.25%
Weighted-average fair value at grant date—in U.S. dollars	5.92

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

17. Share-Based Compensation—Continued

Expected Term—Cosan’s expected term represents the period that Cosan’s stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, whose the turnover is low.

Expected Volatility—Cosan had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

Expected Dividend—Cosan uses the payment history of dividends for the expected dividend value factor when using the Binominal Model option-pricing formula to determine the fair value of options granted. As Cosan was a new public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of Cosan’s return to shareholders for the expected term, in relation of future book value of the stocks.

Risk-Free Interest Rate—Cosan bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC—Special System Settlement Custody which is the implied yield currently available on zero-coupon securities in Brazil.

As of April 30, 2007 the amount of US$14,293 related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.5 years. Cosan currently has no shares in treasury.

Stock option activity for the year ended April 30, 2007, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2005	—	—
Grants of options	4,302,780	2.93
Exercises	—	—
Forfeitures or expirations	—	—
Outstanding as of April 30, 2006	4,302,780	2.93
Grants of options	—	—
Exercises	(1,132,707)	3.00
Forfeitures or expirations	(285,060)	3.00
Outstanding as of April 30, 2007	2,885,013	3.00
Shares exercisable at April 30, 2007	—	—
Shares exercisable at April 30, 2006	—	—

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

18. Earnings per Share

The table below reconciles weighted average shares outstanding to weighted average shares and dilutive potential shares outstanding:

	2007	2006	2005
Weighted average shares outstanding	188,254,660	156,037,234	105,312,115
Effect of dilutive stock options	2,805,297	2,367,650	—
Weighted average shares and dilutive potential shares outstanding	191,059,957	158,404,884	—

19. Risk Management and Financial Instruments

a. Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b. Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c. Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% per annum to 81% of CDI.

d. Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

19. Risk Management and Financial Instruments—Continued

such risks. At April 30, 2007, Cosan did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

e. Credit risk

A significant portion of sales made by Cosan and its subsidiaries is made to a selected group of best-in-class counterparties (i.e., trading companies, fuel distribution companies and large supermarket chains). Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. Cosan and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f. Debt acceleration risk

As of April 30, 2007, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

g. Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•

Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at April 30, 2007 and 2006. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	316,542	316,542	29,215	29,215
Marketable securities	281,879	281,879	368,838	368,838

Financial liabilities:
Short-term and long-term debt	1,378,572	1,416,390	988,317	1,154,625
Advances from customers	48,608	45,576	79,483	80,659

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include cash and equivalents and derivative financial instruments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

20. Segment Information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization—VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

20. Segment Information—Continued

Cosan reports net sales by geographic area based on the destination of the net sales.

	2007	2006	2005
Net sales—Brazilian GAAP
Sugar	1,029,592	657,846	417,795
Ethanol	551,474	378,366	198,830
Others	95,832	57,792	51,545

Total	1,676,898	1,094,004	668,170
Reconciling items to U.S. GAAP
Sugar	2,152	2,610	(1,957)
Ethanol	—	—	(20,426)
Others	—	—	(1,411)

Total	2,152	2,610	(23,794)

Total net sales	1,679,050	1,096,614	644,376

Segment operating income—Brazilian GAAP
Sugar	105,290	65,997	39,493
Ethanol	56,396	37,959	18,795
Others	9,800	5,797	4,872

Operating income—Brazilian GAAP	171,486	109,753	63,160

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	39,340	24,013	18,458
Ethanol	21,072	13,811	8,784
Others	3,662	2,110	2,277

	64,074	39,934	29,519
Other adjustments
Sugar	(816)	(10,501)	11,407
Ethanol	(1,573)	(7,559)	(14,280)
Others	(273)	(1,154)	226

Total sugar	143,814	79,509	69,358

Total ethanol	75,895	44,211	13,299

Total others	13,189	6,753	7,375

Operating income—U.S. GAAP	232,898	130,473	90,032

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years ended April 30, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

20. Segment Information—Continued

b. Sales by geographic area

The following table includes Cosan’s net sales by region:

	2007	2006	2005
Brazil	663,886	522,435	261,017
Europe	304,634	61,457	31,609
Middle East and Asia	473,752	323,488	202,486
North America	113,010	43,841	29,710
Latin America, other than Brazil	19,392	5,784	3,059
Africa	102,224	136,999	140,289

Total	1,676,898	1,094,004	668,170

c. Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the years as a percentage of our total sales of sugar:

Market	Customer	2007	2006	2005
International	Sucres et Denrées	33.3%	33.7%	25.8%
	Coimex Trading Ltd	11.5%	11.3%	15.3%
	S.A. Fluxo	9.5%	0.8%	—
	Tate & Lyle International	5.3%	10.0%	12.2%
	Cane International Corporation	2.2%	12.8%	13.3%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the years as a percentage of our total sales of ethanol:

Market	Customer	2007	2006	2005
International	Vertical UK LLP	11.6%	9.3%	16.3%
	Kolmar Petrochemicals	6.2%	0.3%	0.7%
	Alcotra S.A.	—	5.8%	—
Domestic	Shell Brasil Ltda.	14.8%	27.8%	30.4%
	Petrobrás Distribuidora S.A.	9.2%	12.0%	6.0%
	Manancial Distribuidora de Petróleo Ltda.	8.2%	2.3%	—
	Flag Distribuidora de Petróleo Ltda.	4.1%	8.9%	9.8%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Açucareira Corona S/A

We have audited the accompanying consolidated balance sheets of Açucareira Corona S/A as of January 31, 2006 and April 30, 2005, and the related statements of operations, stockholders’ deficit, and cash flows for the nine months period ended January 31, 2006 and the year ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financing reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2006 and April 30, 2005, and the results of its operations and its cash flows for of the nine months period ended January 31, 2006 and the year ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ BDO Trevisan Auditores Independentes

São Paulo—Brazil

July 12, 2007

AÇUCAREIRA CORONA S.A.

CONSOLIDATED BALANCE SHEETS

January 31, 2006 and April 30, 2005

(In thousands of reais, except share data)

	January 31, 2006	April 30, 2005
Assets
Current assets:
Cash and cash equivalents	2,717	6,471
Marketable securities	23,315	913
Trade accounts receivable, less allowances of 1,469 at January 31, 2006 and April 30, 2005	34,364	1,751
Inventories	79,081	44,508
Advances to suppliers	12,684	17,925
Other current assets	15,692	7,429

	167,853	78,997

Property, plant, and equipment, net	116,803	143,623
Marketable securities	45,188	41,825
Other non-current assets	8,775	7,604

	170,766	193,052

Total assets	338,619	272,049

Liabilities and shareholders’ deficit
Current liabilities:
Trade accounts payable	35,675	44,555
Advances from customers	30,988	50,099
Taxes payable	3,366	2,913
Salaries payable	5,416	10,140
Current portion of long-term debt	95,995	119,297
Other liabilities	966	4,853

	172,406	231,857
Long-term liabilities:
Long-term debt	232,186	251,536
Estimated liability for legal proceedings and labor claims	516,142	445,874
Taxes payable	244,159	235,086
Debentures payable	55,069	—
Other long-term liabilities	10,188	14,058

	1,057,744	946,554
Shareholders’ deficit:
Common stock, no par value. Authorized 16,256,867 shares; issued and outstanding 16,256,867 shares in January 31, 2006 and 12,000,000 shares in April 30, 2005.	142,887	37,894
Accumulated losses	(1,034,418)	(944,256)

Total shareholders’ deficit	(891,531)	(906,362)

Total liabilities and shareholders’ deficit	338,619	272,049

See accompanying notes to consolidated financial statements.

AÇUCAREIRA CORONA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine months ended on January 31, 2006 and year ended on April 30, 2005

(In thousands of reais, except share data)

	January 31, 2006	April 30, 2005
Net sales	297,205	344,957
Cost of goods sold	(237,464)	(256,504)

Gross profit	59,741	88,453

Selling expenses	(32,408)	(40,426)
General and administrative expenses	(83,916)	(99,909)

Operating loss	(56,583)	(51,882)

Other income (expenses):
Financial income	15,917	15,048
Financial expenses	(46,325)	(54,079)
Other	(5,765)	209

Loss before income taxes	(92,756)	(90,704)
Income taxes benefit	2,594	1,659

Net loss	(90,162)	(89,045)

Loss per share:
Basic	(5.55)	(7.42)
Weighted number of shares outstanding
Basic	16,256,867	12,000,000

See accompanying notes to consolidated financial statements.

AÇUCAREIRA CORONA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

Period of nine months ended on January 31, 2006 and year ended on April 30, 2005

(In thousands of reais, except share data)

	Capital stock			Total shareholders’ deficit
	Common number	Common amount	Accumulated losses
Balances at May 1, 2004	12,000,000	37,894	(855,211)	(817,317)
Net loss	—	—	(89,045)	(89,045)

Comprehensive loss	—	—	(89,045)	(89,045)

Balances at April 30, 2005	12,000,000	37,894	(944,256)	(906,362)

Issuance of common shares	4,256,867	104,993	—	104,993
Net loss	—	—	(90,162)	(90,162)

Comprehensive loss	—	—	(90,162)	(90,162)

Balances at January 31, 2006	16,256,867	142,887	(1,034,418)	(891,531)

See accompanying notes to consolidated financial statements.

AÇUCAREIRA CORONA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended on January 31, 2006 and year ended on April 30, 2005

(In thousands of reais)

	January 31, 2006	April 30, 2005
Cash flow from operating activities:
Net loss for the year/period	(90,162)	(89,045)
Adjustments to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	54,998	28,967
Loss on disposal of permanent assets	763	9,089
Constitution of provision for contingencies	70,268	56,668
Interest, monetary and exchange variation	11,142	28,768
Deferred income tax	(2,594)	(1,658)

Increase/decrease in operating assets and liabilities
Trade accounts receivable, net	(32,613)	52,161
Inventories	(34,573)	8,287
Suppliers	(3,639)	29,712
Taxes and contributions payable	9,470	10,780
Other assets and liabilities, net	29,523	(3,004)

Net cash provided by (used in) operating activities	12,583	130,725

Cash flows from investing activities:
Acquisition of property, plant and equipment	(28,941)	(35,122)

Net cash used in investing activities	(28,941)	(35,122)
Cash flows from financing activities:
Additions of current and long-term debts, and advances from clients	68,832	112,987
Issuance of common shares	104,993	—
Payments of long-term debts	(161,221)	(202,658)

Net cash provided by (used in) financing activities	12,604	(89,671)

Net increase in cash and cash equivalents	(3,754)	5,932
Cash and cash equivalents at beginning of year/period	6,471	539

Cash and cash equivalents at end of year/period	2,717	6,471

Supplemental cash flow information
Cash paid during the year/period for:
Interest	12,826	16,710

See accompanying notes to consolidated financial statements.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

1.	Operations

Açucareira Corona and subsidiaries (“Corona”) are incorporated under the laws of the Federative Republic of Brazil.

Corona, with its principal place of business in the city of Guariba, São Paulo, manufactures and trades sugar and ethanol from sugarcane both from its own plantations and third parties, and co-generates electric power.

2.	Presentation of the Consolidated Financial Statements

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Corona uses to prepare its statutory consolidated financial statements.

The Brazilian real is the currency of the primary economic environment in which Corona and its subsidiaries operate and generate and expend cash, being the companies’ functional currency.

3.	Significant Accounting Polices

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Corona and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

The following subsidiaries were included in the consolidated financial statements:

	Ownership %
	Direct
	January 31, 2006	April 30, 2005
Açucareira Nova Tamoio S.A.	100%	100%
Bonfim Nova Tamoio BNT Agrícola Ltda.	100%	100%

b.	Revenue recognition

Corona recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Provision is made for estimated returns and estimated credit losses.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

3.	Significant Accounting Polices—Continued

d.	Cash and cash equivalents

Corona considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

e.	Marketable securities

Corona classifies most of its debt securities as held-to-maturity, as the company has the ability and intends to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued interest, which is included in the statement of income. The company also classifies some debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI). Cost of these securities approximates market value.

f.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g.	Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the estimated amount of sugarcane to be milled during the harvest period.

Corona’s harvest period begins between the months of April and May each year and ceases normally in the months of November and December. From January to April, Corona performs its major maintenance activities, as described at item h below.

h.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Corona harvests these plants during a five-year average period.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

3.	Significant Accounting Polices—Continued

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 5 years for furniture, fixtures and computer equipment; 5 years for vehicles; and 5 years for sugarcane plant development costs.

Corona performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Corona utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset, which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

i.	Environmental matters

Corona’s production facilities and its plantation activities are both subject to environmental regulations. Corona diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Corona believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

j.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Corona is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Corona accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

k.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

3.	Significant Accounting Polices—Continued

l.	Losses per share

Losses per share are computed by dividing net loss by the weighted average number of common shares outstanding during the year.

m.	Recently issued accounting standards

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements with SFAS No. 109, “Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Corona will adopt FIN 48 as of May 1, 2007, as required. The adoption of FIN 48 is not expected to have a material effect on Corona’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The company is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements.

4.	Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale and held-to-maturity debt securities by major security type and class of security at January 31, 2006 and April 30, 2005 were as follows:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
At January 31, 2006
Available-for-sale	23,315	—	—	23,315
Held to maturity:
National Treasury Certificate—CTN	45,188	36,771	—	81,959

	68,503	36,771	—	105,274

At April 30, 2005
Available-for-sale	913	—	—	913
Held to maturity:
National Treasury Certificate—CTN	41,825	29,505	—	71,330

	42,738	29,505	—	72,243

Maturities of debt securities classified as available-for-sale at January 31, 2006 and April 30, 2005 were due in one year.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

4.	Marketable Securities—Continued

The amount of R$45,188 classified as held-to-maturity at January 31, 2006 (R$41,825 at April 30, 2005) are due after ten years.

The held to maturity securities are collated deposits of the Resolution 2,471, and cannot be renegotiated until the outstanding balance of PESA is paid in full. They are calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of the PESA face value. See additional information in note 8.

5.	Inventories

	January 31, 2006	April 30, 2005
Finished goods:
Sugar	24,610	6,260
Ethanol	12,888	3,409

	37,498	9,669
Annual maintenance cost of growing crops	34,224	24,488
Other	7,359	10,351

	79,081	44,508

6.	Property, Plant and Equipment, net

	January 31, 2006	April 30, 2005
Land and rural properties	22,052	23,792
Machinery, equipment and installations	84,593	109,108
Vehicles	2,688	2,232
Furniture, fixtures and computer equipment	6,236	4,023
Buildings	28,754	27,570
Sugarcane plant development costs	39,738	20,786
Construction in progress	1,323	8,544

	185,384	196,055
Accumulated depreciation and amortization	(68,581)	(52,432)

Total	116,803	143,623

Corona gave rural properties as collateral pledge for the principal amount of debentures issued on October 13, 2005, as classified under “Debentures payable”, of R$ 55,069. The six-year registered debentures, non-endorsable, nonconvertible into shares, mature on October 13, 2011. According to the respective indenture, the debentures are redeemable exclusively through transfer of Corona’s rural properties totaling roughly 3,000 alqueires of land. The debit balance accrues interest at a rate equivalent to the lease of such rural properties, using as reference a production of 45 tons of sugar cane per alqueire/year, times 121,97 kilos of TRS (total recoverable sugar) factor, times the TRS price as monthly informed by CONSECANA-SP. These interest charges, amounting to R$245 at January 31, 2006, are recorded under the caption Other liabilities, in current liabilities.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

7.	Taxes Payable

Corona and its subsidiaries participate in several programs that provide for payments of taxes in installments, as follows:

	January 31, 2006	April 30, 2005
Tax Recovery Program—Federal REFIS	241,509	233,933
Others	6,016	4,066

	247,525	237,999
Current liabilities	(3,366)	(2,913)

Long-term liabilities	244,159	235,086

Tax Recovery Program—Federal REFIS

In 2000 Corona signed an option instrument applying to pay their debts in installments based on the Tax Recovery Program—Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service—SRF and the National Institute of Social Security—INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the variation of the Long-term Interest Rate—TJLP.

8.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	January 31, 2006	April 30, 2005
Resolution No. 2471 (PESA)	IGP-M	8.0-10.0%	216,446	218,279
Advances on foreign exchange contracts	US Dollar	6.0-11.0%	89,190	105,043
Others	Various	Various	22,545	47,511

			328,181	370,833
Current liability			(95,995)	(119,297)

Long-term debt			232,186	251,536

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

8.	Long-term Debt—Continued

Long-term debt has the following scheduled maturities:

	January 31, 2006	April 30, 2005
2007	15,740	33,257
2008	—	—
2009	—	—
2010	—	—
2011	—	—
2012 and thereafter	216,446	218,279

	232,186	251,536

Resolution No. 2471—Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Corona as of January 31, 2006 value to R$ 45,188 (R$41,825 at April 30, 2005), and are classified as non-current assets under the caption marketable securities.

9.	Contingencies and Commitments

	January 31, 2006	April 30, 2005
Tax contingencies	429,649	371,682
Civil and labor contingencies	86,493	74,192

	516,142	445,874

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

9.	Contingencies and Commitments—Continued

Corona and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Corona under the caption other non-current assets amounting to R$8,602 as of January 31, 2006 (R$6,765 at April 30, 2005) have been made for certain of these suits. Judicial deposits are restricted assets of Corona placed on deposit with the court and held in judicial escrow pending of legal resolution certain legal proceedings.

The major tax contingencies as of January 31, 2006 and April 30, 2005, are related to State value added tax—(ICMS), IAA Tax Contribution and Federal value added taxes (IPI, PIS and COFINS) as well as income tax. These claims can be summarized as follows:

	January 31, 2006	April 30, 2005
ICMS—State value added tax	183,946	138,107
IAA—Sugar and Ethanol Institute	115,964	115,964
Federal taxes (VAT and income tax)	109,754	90,220
Others	19,985	27,391

	429,649	371,682

In addition to the aforementioned claims, Corona and its subsidiaries are involved in other contingent liabilities relating to tax claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. The amount of contingencies ranked as possible loss amounts R$ 11,120 for federal taxes, and R$ 877 for valued added tax—ICMS.

Commitments

Sales

As Corona operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Corona has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	January 31, 2006	April 30, 2005
Sugar (in tons)	739,000	545,927

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

9.	Contingencies and Commitments—Continued

The commitments by harvest period are as follows (unaudited):

Harvest period—Sugar (in tons)	January 31, 2006	April 30, 2005
2005/2006	—	545,927
2006/2007	389,000	—
2007/2008	350,000	—

Total	739,000	545,927

Purchase

Corona has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Corona will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA (São Paulo State Council of Sugar Cane, Sugar and Alcohol Producers).

The purchase commitments by harvest period as of January 31, 2006 and April 30, 2005 are as follows (unaudited):

Harvest period (in tons)	January 31, 2006	April 30, 2005
2006/2007	1,009,000	2,013,180

Total	1,009,000	2,013,180

As of January 31, 2006 and April 30, 2005, Corona had a normal capacity to mill 6,000 tons (unaudited) of sugarcane during each harvest period.

10.	Financial Income and Expenses, Net

	January 31, 2006	April 30, 2005
Financial expenses
Interest	(26,070)	(38,418)
Monetary variation—losses	(14,280)	(8,428)
CPMF expenses (2)	(2,466)	(2,195)
Other expenses	(3,509)	(5,038)

	(46,325)	(54,079)
Financial income
Foreign exchange—Gains (1)	15,005	14,438
Other income	912	610

	15,917	15,048

Net amount	(30,408)	(39,031)

(1)	Includes foreign exchange gains on liabilities denominated in foreign currency.
(2)	Tax on Financial Transactions—CPMF.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Income Taxes

Income tax benefit attributable to income from continuing operations consists of:

	January 31, 2006	April 30, 2005
Income tax benefit:
Deferred	2,594	1,659

	2,594	1,659

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	January 31, 2006	April 30, 2005
Loss before income taxes	(92,756)	(90,704)
Income tax benefit (expense) at statutory rate—34%	31,537	30,839
Increase (reduction) in income taxes resulting from:
Valuation allowance of deferred income taxes on current tax loss carry forwards	(31,537)	(30,839)
Reduction of temporary tax liability over unrealized exchange variation gain and accelerated amortization of sugar cane development costs	34,131	32,498

Income tax benefit	2,594	1,659

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at January 31, 2006 and April 30, 2005 are presented below:

	January 31, 2006	April 30, 2005
Deferred tax assets:
Net operating loss carryforwards	188,616	189,233
Provision for contingencies	175,488	151,597

	364,104	340,830
Valuation allowance	(364,104)	(340,830)

Total deferred tax	—	—

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that Corona will not realize the benefits of these deductible differences at January 31, 2006, as well as the net operating loss carry forwards.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Income Taxes—Continued

As of January 31, 2006, Corona and its subsidiaries have consolidated net operating loss carry forwards for income and social contribution tax purposes of R$553,536 (R$552,311 at April 30, 2005) and R$558,131 (R$560,759 at April 30, 2005), respectively. Income tax loss carry forwards and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

12.	Shareholders’ Deficit

a.	Capital

The capital stock at January 31, 2006 is comprised by 16,256,867 no par value common shares (12,000,000 common shares at April 30, 2005).

On September 30, 2005, an extraordinary shareholders’ meeting approved a capital increase through the issue of 4,256,867 common shares with no par value. The capital increase was fully subscribed by shareholders in an amount of R$104,993.

b.	Appropriated retained earnings

The Brazilian Corporate Law and Corona’s by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly a 5% of net income (statutory accounts) that must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP. The legal reserve can only be used to increase share capital or offset net losses. Additionally, the legal reserve cannot be used to distribute dividends to shareholders.

As of January 31, 2006 the Company did not have legal reserve recorded due to accumulated net loss experienced for statutory purposes.

c.	Dividends

According to Corona’s bylaws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76 (Brazilian Corporate Law).

d.	Retained earnings

Brazilian law permits the payment of dividends only in Reais, limited to the unappropriated retained earnings of company’s financial statements prepared in accordance with Brazilian Corporate Law.

13.	Risk Management and Financial Instruments

a.	Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which Corona and its subsidiaries are exposed. Corona did not use financial instruments to manage such risks based on conditions of sales price of sugar in the international market.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

13.	Risk Management and Financial Instruments—Continued

b.	Credit risk and segment report

A significant portion of sales made by Corona is made to a selected group of best-in-class counterparties (i.e., trading companies, fuel distribution companies and large supermarket chains). Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. Corona and its subsidiaries historically have not record material losses on trade accounts receivable.

Corona’s net sales to both national and international markets are as follow:

	January 31, 2006	April 30, 2005
International market	227,611	220,772
National market	69,594	124,185

Total net sales	297,205	344,957

Corona’s concentration in net sales is as follows:

	January 31, 2006	April 30, 2005
Customer A—foreign	137,503	98,067
Customer B—foreign	37,640	84,034
Customer C—foreign	31,917	—

	207,060	182,101

c.	Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•

Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

AÇUCAREIRA CORONA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

January 31, 2006 and April 30, 2005

(In thousands of reais, unless otherwise stated)

13.	Risk Management and Financial Instruments—Continued

The following table presents the carrying amounts and estimated fair values of Corona’s financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	January 31, 2006		April 30, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	2,717	2,717	6,471	6,471
Marketable securities	68,503	105,274	42,738	72,243
Financial liabilities:
Short-term and long-term debt	328,181	249,058	370,833	284,260
Advances from customers	30,988	30,988	50,099	50,099

14.	Subsequent Event

On February 8 and 22, 2006, Corona was indirectly acquired by Cosan S.A. Indústria e Comércio (“Cosan”).

On February 28, 2006, Corona received a capital increase from Dabarra Participações S.A., company controlled by Cosan, through receivables and shareholdings in its former subsidiaries Usina da Barra S.A. Açúcar e Álcool and FBA—Franco Brasileira S.A. Açúcar e Álcool.

On March 31, 2006, Corona merged with its former subsidiaries Usina da Barra and FBA and the subsidiary Açucareira Nova Tamoio S.A. At the same time, Corona was renamed to Usina da Barra S.A. Açúcar e Álcool.

Until September 10 , 2007, all dealers that effect transactions in these securities, whether or not participating in the global offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.